As confidentially submitted to the U.S. Securities and Exchange Commission on June 25, 2025.

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange

Commission and all information herein remains strictly confidential.

Registration Statement No. [*]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bend NovaTech Group Limited
(Exact name of registrant as specified in its charter)

Cayman Islands	3440	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

No. 51 & 53,
Fu Hi Street,
Yuen Long, Hong Kong
+852 2186 9085

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

[*]

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Kevin (Qixiang) Sun, Esq. Bevilacqua PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 (202) 869-0888	Fang Liu, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 260 Vienna, VA 22182 (703) 919-7285

Approximate date of commencement of proposed sale to public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act: Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED , 2025

[*] Ordinary Shares

Bend NovaTech Group Limited

This is the initial public offering of ordinary shares, par value $0.0001 per ordinary share (the “Ordinary Shares” and each an “Ordinary Share”), of Bend NovaTech Group Limited (the “Company”, “we”, “us” or “our”), a company incorporated in the Cayman Islands. We anticipate that the initial public offering price will be between $          and $          per share. We are offering [*] Ordinary Shares, assuming an initial public offering price of $          per share (which is the midpoint of the estimated range of the initial public offering price).

Prior to this offering, there has been no public market for our Ordinary Shares. We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “[BEND]” This offering is contingent on the listing of our Ordinary Shares on the Nasdaq Capital Market. However, there is no assurance that such application will be approved, and if our application is not approved by Nasdaq, we will not proceed with this offering.

Investors are cautioned that you are buying shares of a Cayman Islands holding company with operations in Hong Kong by its operating subsidiary.

We are a holding company incorporated in the Cayman Islands with no material operations of its own, and we conduct our operations primarily in Hong Kong through our operating subsidiary, STG, a company incorporated under the laws of Hong Kong with limited liability. This is an offering of our Ordinary Shares, the shares of the holding company in the Cayman Islands, instead of the shares of the operating subsidiary. Investors in this offering will not directly hold any equity interests in the operating subsidiary. You may never directly hold any equity interest in STG. This structure involves unique risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in the Company’s operations and/or a material change in the value of the securities it is registering for sale, including that such event could cause the value of such securities to significantly decline or become worthless. Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 14.

Investing in our Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying our Ordinary Shares.

Our operations are primarily located in Hong Kong, a Special Administrative Region of the People’s Republic of China (“China” or the “PRC”), and therefore, we may be subject to unique risks due to uncertainty of the interpretation and the application of PRC laws and regulations. As of the date of this prospectus, we are not subject to the PRC government’s direct influence or discretion over the manner in which we conduct business activities outside of the PRC. However, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions of the PRC government or authorities in Hong Kong in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations and/or the value of our securities;

●	could significantly limit or completely hinder our ability to continue our operations;

●	could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors; and

●	may cause the value of our securities to significantly decline or be worthless.

We have direct ownership of our operating entity in Hong Kong and currently do not have or intend to have any contractual arrangement to establish a variable interest entity (“VIE”) structure with any entity in mainland China. We are still subject to certain legal and operational risks associated with our operating subsidiary, STG, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security, and anti-monopoly concerns, would be applicable to a company such as STG or the Company, given the substantial operations of STG in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. These risks could result in material changes in our operations and/or the value of the securities we are registering for sale or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement, which may in the future impact our ability to conduct out business, accept foreign investments or list on a U.S. or other foreign exchange if we were to become subject to such regulations. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impacts such modified or new laws and regulations will have on our business operations, our ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If certain PRC laws and regulations were to become applicable to a company such as us in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities, including the Ordinary Shares, to significantly decline or become worthless. See “Risk Factors — Risks Related to Our Corporate Structure — Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.” on page 29, “Risk Factors — Risks Related to Doing Business in Hong Kong — The enactment of the Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.” on page 25, and “Risk Factors — Risks Related to Doing Business in Hong Kong — The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.” on page 27. Additionally, on February 17, 2023, with the approval of the State Council of the PRC (the “State Council”), the China Securities Regulatory Commission (the “CSRC”) released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information. We are a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong. As of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under The Regulation on Mergers and Acquisition of Domestic Companies by Foreign Investors (the “M&A Rules”), and we are not subject to filing requirements with the CSRC under the Trial Measures. See “Risk Factors — Risks Related to Our Corporate Structure — We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.” on page 29 and “Prospectus Summary — Recent Regulatory Developments in the PRC” beginning on page 6.

As of the date of this prospectus, our operations in Hong Kong and our registered public offering in the United States are not subject to the review nor prior approval of the Cyberspace Administration of China (the “CAC”) nor the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. In the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations in Hong Kong and our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of such securities to significantly decline or be worthless and even delisting of our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment in the future.

Data security in Hong Kong is primarily governed by the Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”). The PDPO regulates the conduct of data user, which is defined as a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of data. Non-compliance with the PDPO may lead to a variety of civil and criminal sanctions, such as fines, imprisonment and civil compensation to the aggrieved data subjects. See “Risk Factors — Risks Related to Doing Business in Hong Kong — If we or our Hong Kong operating subsidiary fails to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.” on page 21.

Furthermore, as more stringent criteria, including the Holding Foreign Companies Accountable Act (the “HFCA Act”), have been imposed by the SEC and the Public Company Accounting Oversight Board (“PCAOB”), recently, our Ordinary Shares may be prohibited from trading if our auditor cannot be fully inspected. Our auditor, Assentsure PAC, the independent registered public accounting firm headquartered in Singapore that issues the audit report included in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess Assentsure PAC’s compliance with applicable professional standards, having its last inspection in 2024. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — Although the audit report included in this prospectus is prepared by an auditor who is currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the Accelerating Holding Foreign Companies Accountable Act (“Accelerating HFCA Act”) was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.” on page 23. On August 26, 2022, CSRC, the Ministry of Finance of the PRC (the “MOF”), and the PCAOB signed a Statement of Protocol (the “Protocol”), governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 29, 2022, the Accelerating HFCA Act, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, legislation titled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”), was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected.

We are not prohibited by the laws of the Cayman Islands or our Amended and Restated Memorandum and Articles from providing funding to our subsidiary incorporated in BVI and Hong Kong through loans and/or capital contributions. SMP and Smart Rebar, our wholly-owned subsidiaries incorporated in the BVI may under the laws of BVI provide funding to STG, our Hong Kong operating subsidiary, subject to compliance with the BVI Companies Act and their memorandum and articles of association. As a holding company, we may rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements. According to the BVI Companies Act, a BVI company may declare and pay a dividend if the directors of the BVI company are satisfied, on reasonable grounds, that the BVI company will immediately after the distribution, satisfy the statutory solvency test, i.e. the value of the BVI company’s assets exceeds its liabilities and the BVI company is able to pay its debts as they fall due. According to the Hong Kong Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. During the fiscal years ended December 31, 2024 and 2023 and up to the date of this prospectus, we did not declare or pay any dividends and there was no transfer of assets among us and our subsidiaries. We do not have any current intention to distribute any earnings. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent upon receipt of funds from our Hong Kong operating subsidiary, STG, by way of dividend payments. See “Dividend Policy,” and “Consolidated Statements of Change in Equity” in the Report of Independent Registered Public Accounting Firm for further details.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. See “Prospectus Summary — Implications of Being an Emerging Growth Company and a Foreign Private Issuer” for additional information.

Upon completion of this offering, we will have [*] Ordinary Shares issued and outstanding. Our largest shareholder, Star Equity Enterprises Limited (“Star Equity”), will beneficially own [*]% of the total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming no exercise of the underwriter’s Over-Allotment Option or [*]% of the total issued and outstanding Ordinary Shares, representing [*]% of the total voting power, assuming full exercise of the underwriter’s Over-Allotment Option. As a result, Star Equity has the ability to control the outcome of matters submitted to the shareholders for approval. As such, we will be deemed a “controlled company” under Nasdaq Listing Rules 5615(c), and we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. See “Risk Factors — Risks Related to Our Corporate Structure — Following this offering, Star Equity, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Star Equity has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.” on page 31 and “Prospectus Summary — Implications of Being a Controlled Company.” on page 10 of this prospectus.

	Per Share	Total Without Over-Allotment Option(1)	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriting discounts(2)	$	$	$
Proceeds to our Company before expenses(3)	$	$	$

(1)	We have agreed to grant to the underwriter a 45-day option to purchase up to 15% of the aggregate number of Ordinary Shares sold in the offering (the “Over-Allotment Option”).

(2)	Represents underwriting discounts equal to seven percent (7%) (or $[*] per Ordinary Share) of gross proceeds of this offering. Does not include an unaccountable expense allowance payable to the underwriter, excluding the Over-Allotment Option. See “Underwriting” for a description of compensation payable to the underwriter.

(3)	Excludes fees and expenses payable to the underwriter. The total estimated expenses related to this offering are set forth in in the section of this prospectus entitled “Expenses Related to this Offering.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to take and pay for all of the Ordinary Shares if any such Ordinary Shares are taken. The underwriter expects to deliver the Ordinary Shares against payment in U.S. dollars in New York, New York on or about [*], 2025. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority (“FINRA”), as underwriting compensation. These payments will further reduce proceeds available to us before expenses.

Neither the U.S. Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting,” on or about [●], 2025.

The date of this prospectus is           , 2025.

i

About this Prospectus

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. We have not, and the underwriter has not, authorized anyone to provide you with different information, and we and the underwriter takes no responsibility for any other information others may give you. We are not, and the underwriter is not, making an offer to sell our Ordinary Shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, and our business, financial condition, results of operations and/or prospects may have changed since the time of delivery of this prospectus or the sale of any Ordinary Shares.

For investors outside the United States: Neither we nor the underwriter has done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Ordinary Shares and the distribution of this prospectus outside the United States.

We are incorporated under the laws of the Cayman Islands with limited liability and a majority of our outstanding securities are owned by non-U.S. residents. Under the rules of the SEC, we currently qualify for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act.

Until and including [*], 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context otherwise requires, all references in this prospectus to:

●	“Amended and Restated Memorandum and Articles” refers to the amended and restated memorandum and articles of association of our Company to be adopted by us conditional upon and with effect from the date on which the Registration Statement becomes effective;

●	“BVI” refers to the British Virgin Islands;

●	“BVI Companies Act” refers to the BVI Business Companies Act, 2004, as amended from time to time;

●	“Cayman Islands Companies Act” refers to the Companies Act of the Cayman Islands, as revised, amended, supplemented or otherwise modified from time to time;

●	“Hong Kong Companies Ordinance” refers to the Companies Ordinance of Hong Kong (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time;

●	“Company,” “we,” “us,” “our,” or “our Company” refers to Bend NovaTech Group Limited, a company incorporated under the laws of the Cayman Islands with limited liability on April 17, 2025, that will issue the Ordinary Shares being offered;

●	“Controlling Shareholder” refers to the ultimate beneficial owner of the Company, Star Equity Enterprises Limited.;

●	“COVID-19” refers to the Coronavirus Disease 2019;

●	“Exchange Act” refers to the U.S. Securities Exchange Act of 1934, as amended;

●	“HKD” or “HK$” refers to Hong Kong dollar(s), the lawful currency of Hong Kong;

●	“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

●	“Independent Third Party” refers to a person or company who or which is independent of and is not a 5% owner of, does not control and is not controlled by or under common control with any 5% owner and is not the spouse or descendant (by birth or adoption) of any 5% owner of the Company;

●	“IPO” refers to an initial public offering of securities;

●	“Nasdaq” refers to Nasdaq Stock Market LLC;

●	“SMP” refers to SMP Holding Limited, a company incorporated under the laws of BVI with limited liability and our wholly-owned subsidiary;

●	“Smart Rebar” refers to Smart Rebar Holding Limited, a company incorporated under the laws of BVI with limited liability and our wholly-owned subsidiary;

●	“STG” refers to Smart (Technology) Global Limited, a company incorporated under the laws of Hong Kong with limited liability, our indirect wholly owned subsidiary and operating subsidiary conducting business operations in Hong Kong;

●	“Ordinary Shares” refers to our ordinary shares, par value of $0.0001 per ordinary share;

●	“PCAOB” refers to Public Company Accounting Oversight Board;

●	“PRC” or “China” refer to the People’s Republic of China including Hong Kong and Macau and, excluding, for the purpose of this prospectus, Taiwan;

●	“Star Equity” refers to our Controlling Shareholder, Star Equity Enterprises Limited, a BVI holding company 100% owned by Ching Yi Li;

●	“SEC” or “Securities and Exchange Commission” refer to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended; and

●	“U.S. dollars” or “$” or “USD” or “dollars” or “US$” refer to United States dollar(s), the lawful currency of the United States.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriter of the Over-Allotment Option.

We are a holding company that does not have any material operations of its own, with its operations conducted in Hong Kong through STG, our operating subsidiary, using Hong Kong dollars. Our reporting currency is Hong Kong dollars. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. The assets and liabilities of the Company are translated into U.S. dollars from Hong Kong dollars at the year-end exchange rate while its revenues and expenses are translated at the average exchange rate during the year. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. Unless otherwise stated, all other translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this prospectus were calculated at the rate of US$1 = HK$7.7677.

The year-end and year-average exchange rates are as follows:

	2024		2023
	Year-end	Year average	Year-end	Year-average
U.S. Dollar: Hong Kong dollars	7.7085	7.8189	7.7535	7.8326

PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our Ordinary Shares. You should read the entire prospectus carefully, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto, in each case included in this prospectus. You should carefully consider, among other things, the matters discussed in the section of this prospectus titled “Business” before making an investment decision. Unless the context otherwise requires, all references to “we,” “us,” “our,” the “Company,” and similar designations refer to Bend NovaTech Group Limited, an exempted Cayman Islands company and its wholly owned subsidiaries.

Overview

We, through STG, our operating subsidiary, are a steel reinforcing bars service provider operating one of the six off-site steel reinforcing bar prefabrication yards approved by the Hong Kong Civil Engineering and Development Department (“CEDD”) in Hong Kong.

Steel reinforcing bar is a vital component of the construction industry, providing strength to concrete structures such as foundations, buildings and bridges. As a service provider, we are responsible for providing customised cut-and-bend services to our customers at our prefabrication yard. The prefabricated steel reinforcing bars produced by us are ready for immediate use with consistent product quality that would reduce the works on construction sites, yielding better safety and less construction wastage.

Our direct customers are mostly the registered general building contractors under the Hong Kong Building Ordinance (Chapter 123 of the Laws of Hong Kong, “HKBO”) and subcontractors of various types of building and infrastructure projects in Hong Kong. We principally provide prefabricated steel reinforcing bars for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments.

We are committed to combining innovative technology with traditional reinforcing bar cutting and bending experience to re-industrialize the industry to achieve automation and smart manufacturing. Our effort and commitment are signified by:

(i)	in 2021, The Hong Kong and Science Park (a public corporation set up by the Hong Kong Government to foster innovation and technology development in Hong Kong) agreeing to lease one of its facilities in the Yuen Long InnoPark as our production base;

(ii)	in 2022, the Innovation and Technology Commission of the Hong Kong Government agreeing to grant us funding support of $0.5 million from the Re-industrialisation Funding Scheme for the setting up of our smart production line for prefabricating steel reinforcing bar; and

(iii)	in 2023, our prefabrication yard was admitted by CEDD as one of the six approved offsite steel reinforcing bar prefabrication yards in Hong Kong, representing that the quality of the prefabricated steel reinforcing bars produced by us have met the required standards for public construction work projects and recognized by the Hong Kong government (as a result, our revenue from public sectors increased by 130% from $4.0 million for the fiscal year ended December 31, 2023 to $9.3 million for the fiscal year ended December 31, 2024).

Our government-approved steel reinforcing bar prefabrication yard is equipped with advanced automatic cut and bend machines, capable of processing more than 60,000 tonnes per annum of steel reinforcing bar annually and is expected to increase to 90,000 tonnes per annum upon full implementation of our new machineries in the third quarter of 2025. Through the adoption of advance and innovative technology in our production lines, we strive to increase productivity, achieve intelligent and standardised production lines, reduce occupational hazards and minimize human errors and with a view to turning the reinforcing bar industry, which is considered as labour intensive, male-dominated, lower-educated, dangerous with an aging workforce, into a “knowledge-based” industry, attracting talented young people.

In May 2022, we obtained ISO9001:2015 and ISO14001:2015 certifications from the Hong Kong Quality Assurance Agency (a non-profit public organisation established by the Hong Kong Government for promoting good management practices to foster the sustainable development of industries and communities in Hong Kong) in respect of our quality management system and environmental management system for storage, handling, fabrication, testing and supply of prefabricated reinforcing bar products. Our commitment to providing quality services has enabled us to undertake a number of large scale construction projects in the public and private sectors including the public housing projects in Yuen Long, Fanling, Tuen Mun and Ngau Tau Kok, Hong Kong, the rebar fixing and drainage works for the Hong Kong Western Harbour Crossing and a number of residential developments in the private sector. For the fiscal years ended 31 December 2023 and 2024, we recorded revenue of $6.2 million and $13.2 million, respectively.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors:

●	our commitment to apply innovative technology in our production;

●	recognition of our product quality management by the Hong Kong Government;

●	being one of the top service providers in Hong Kong reinforcing bar industry with an established reputation and proven track record;

●	visionary and experienced management team with strong technical and operational expertise; and

●	comprehensive solutions to meet the diverse demand of the Hong Kong construction industry.

Growth Strategies

We intend to pursue the following strategies to further expand our business:

●	increase our market share;

●	enhance our technological and research and development competence;

●	expand our production capacity; and

●	expand our workforce.

Corporate Information

Our principal executive office is located at 51 & 53, Fu Hi Street, Yuen Long, Hong Kong. Our telephone number is +852 2186 9085. Our registered office in the Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is [*], located at [*].

Information contained in, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Corporate History and Group Structure

STG, our operating subsidiary, is owned as to 50% and 50% by SMP and Smart Rebar respectively. Since December 2024, we have undergone a reorganization to our legal structure such that (i) on December 27, 2024, Star Equity become the sole shareholder holding 100% interest of SMP and Smart Bar; (ii) we were incorporated under the laws of the Cayman Islands on April 17, 2025 with Star Equity being our sole shareholder; (iii) on the same date (April 17, 2025), Star Equity transferred 100% of its interest in SMP and Smart Rebar to us. As a result of the reorganisation completed on April 17, 2025, we became the holding company of SMP and Smart Rebar and therefore wholly-owned STG. Since each of SMP, Smart Rebar and STG have been under the common control of the same controlling shareholder, Star Equity, both before and after the reorganization, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On April 23, 2025, Star Equity sold an aggregate of 19.8% of our issued share capital to four investors for an aggregate consideration of $154,440. As of the date of this prospectus, our Controlling Shareholder owns 80.2% of our issued share capital and the remaining 19.8% of our share capital is held as to 4.98% by Daily Charm Inc., as to 4.97% by Miracle Worldwide Investment Limited, as to 4.95% by Max Premier Limited and as to 4.9% by Jumbo Harbour Group Limited.

The chart below illustrates our corporate structure and subsidiaries as of the date of this prospectus:

Upon completion of this offering based on a proposed number [*] Ordinary Shares being offered, (assuming no exercise of the Over-Allotment Option), our share capital will be owned as to [*]% by Star Equity, as to [*]% by Daily Charm Inc., as to [*]% by Miracle Worldwide Investment Limited, as to [*]% by Max Premier Limited, as to 466% by Jumbo Harbour Group Limited and as to the remaining 5% by the public shareholders.

Upon completion of this offering

We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own [*]% of our total issued and outstanding Shares, representing [*]% of the total voting power, assuming that the underwriter does not exercise the Over-Allotment Option. See “Prospectus Summary — Implications of Being a Controlled Company.” on page 10 of this prospectus.

Holding Company Structure

We are a holding company incorporated in the Cayman Islands with no material operations of our own, and we conduct our operations primarily in Hong Kong through STG, our operating subsidiary. This is an offering of the Ordinary Shares of the Company, the holding company incorporated in the Cayman Islands, instead of the shares of STG. Investors in this offering will not directly hold any equity interests in STG.

As a result of our corporate structure, our ability to pay dividends may depend upon dividends paid by STG. If STG or any newly formed operating subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Transfers of Cash to and from Our Subsidiaries

Our management monitors the cash position of our operating subsidiary, STG, and prepares budgets on a monthly basis to ensure the necessary funds to fulfill obligations for the foreseeable future are available and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our chief financial officer and subject to approval by our board of directors.

We are not prohibited by the laws of the Cayman Islands or our Amended and Restated Memorandum and Articles from providing funding to our subsidiary incorporated in the BVI and Hong Kong through loans and/or capital contributions. Our subsidiaries incorporated under the laws of the BVI may also under the laws of the BVI provide funding to our Hong Kong operating subsidiary, subject to certain restriction set forth in the BVI Companies Act and the memorandum and articles of association of our subsidiary incorporated in the BVI.

According to the BVI Companies Act, SMP and Smart Rebar, may pay a dividend if the directors are satisfied, on reasonable grounds, SMP and/or Smart Reader (as the case may be) will immediately after the distribution, satisfy the statutory solvency test, i.e. the value of the assets of SMP or Smart Reader (as the case may be) exceeds its liabilities and SMP or Smart Reader (as the case may be) is able to pay its debts as they fall due. According to the Hong Kong Companies Ordinance, STG may only make a distribution out of profit available for distribution. Other than the above, we did not adopt or maintain any cash management policies and procedures as of the date of this prospectus.

During the years ended December 31, 2023 and 2024 and up to the date of this prospectus, we did not declare or pay any dividends and there was no transfer of assets among us and our subsidiaries.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments. SMP, Smart Rebar and STG may under the laws of the BVI and the laws of Hong Kong, respectively, provide funding to us through dividend distributions from STG to SMP and/or Smart Rebar and then to us.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles, our board of directors may declare dividends in any currency to be paid to the members. Subject to a solvency test, as prescribed in the Cayman Islands Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law that is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders in the Cayman Islands.

According to the BVI Companies Act, a BVI company may pay a dividend if the directors of the BVI company are satisfied, on reasonable grounds, that the BVI company will immediately after the distribution, satisfy the statutory solvency test, i.e. the value of the BVI company’s assets exceeds its liabilities and the BVI company is able to pay its debts as they fall due.

Under Hong Kong law, dividends may only be paid out of distributable profits (that is, accumulated realized profits so far as not previously utilized by distribution or capitalization less accumulated realized losses so far as not previously written off in a reduction or reorganization of capital), as permitted under Hong Kong law. Dividends cannot be paid out of share capital. There are no restrictions or limitation under the laws of Hong Kong imposed on the conversion of Hong Kong dollar into foreign currencies and the remittance of currencies out of Hong Kong, nor there is any restriction on foreign exchange to transfer cash between the Company and its subsidiaries, across borders and to U.S. investors, nor there is any restrictions and limitations to distribute earnings from our business and subsidiaries, to the Company and ultimately to U.S. investors. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws than the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Currently, all of our operations are conducted in Hong Kong, and substantially all of our assets are located in Hong Kong, outside the United States. All our directors, officers and senior management are located in Hong Kong, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for investors to effect service of process within the United States upon us or such persons or to enforce judgments obtained in United States courts against them or against us, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed [*]. as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been advised by Conyers Dill & Pearman (“Conyers”), our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of the U.S. courts obtained against us or our directors or executive officers that are predicated upon the civil liability provisions of the U.S. securities laws or any U.S. state; or (ii) entertain original actions brought in the Cayman Islands against us or our directors or executive officers that are predicated upon the U.S. securities laws or the securities laws of any U.S. state.

We have also been advised by Conyers, our counsel as to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Haldanes (“Haldanes”), our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Recent Regulatory Developments in the PRC

The PRC government recently initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws. Also, on July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments (the “Revised Draft”), which required that, in addition to “operators of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users that seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and it further elaborated the factors to be considered when assessing the national security risks of the relevant activities.

The Revised Draft remains unclear as to whether a Hong Kong company shall be subject to its provisions. We do not currently expect the Revised Draft to have an impact on our business, operations, or this offering, as we do not believe that STG is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, which are required to file for cybersecurity review before listing in the United States, because (i) STG is incorporated and operating in Hong Kong, and the Revised Draft remains unclear whether it shall be applied to a Hong Kong company; (ii) STG operates without any subsidiary nor VIE structure in mainland China; (iii) as of the date of this prospectus, STG has not collected or stored any personal information of PRC individual customers; (iv) as of the date of this prospectus, all of the data STG has collected is stored in servers located in Hong Kong; and (v) as of the date of this prospectus, STG has not been informed by any PRC governmental authority of any requirement that it must file for a cybersecurity review. However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Revised Draft is adopted into law in the future and if STG is deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, STG’s operation and the listing of our Ordinary Shares in the United States could be subject to CAC’s cybersecurity review in the future.

On December 28, 2021, the CAC published the revised Cybersecurity Review Measures (“CRM”), which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the CRM provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the revised CRM, considering that (i) we are not in possession of or otherwise holding personal information of over one million users, and it is also very unlikely that we will reach such threshold in the near future; and (ii) as of the date of this prospectus, we have not received any notice or determination from applicable PRC governmental authorities identifying us or any of our subsidiaries as a “critical information infrastructure operator”.

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Administrative Regulations of the State Council on Overseas Securities Offering and Listing by Domestic Companies (draft for comments), or the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, PRC companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

Since these statements and regulatory actions by the PRC government are newly published, their interpretation, application and enforcement to companies located in Hong Kong remains unclear and there also remains significant uncertainty as to the enactment, interpretation and implementation of other regulatory requirements related to overseas securities offerings and other capital market activities, our ability to offer, or continue to offer, securities to investors would be potentially hindered and the value of our securities might significantly decline or become worthless, by existing or future laws and regulations relating to its business or industry or by intervene or interruption by PRC governmental authorities, if (i) we or our subsidiaries do not receive or maintain such filings, permissions or approvals required by the PRC government, (ii) inadvertently conclude that such filings, permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such filings, permissions or approvals in the future, or (iv) any intervention or interruption is caused by PRC governmental authorities with little or no advance notice.

In September 2024, the National Development and Reform Commission (“NDRC”) and the Ministry of Commerce jointly issued the Special Administrative Measures for Entry of Foreign Investment (Negative List) (2024 Version) (“Negative List”), which became effective and replaced the previous version. Pursuant to the Negative List, if a PRC company, which engages in any business where foreign investment is prohibited under the Negative List, or prohibited businesses seeks an overseas offering or listing, it must obtain the approval from competent governmental authorities. Given the novelty of the Negative List, there remain substantial uncertainties as to whether and what requirements, including filing requirements, will be imposed on a PRC company with respect to its listing and offerings overseas as well as with the interpretation and implementation of existing and future regulations in this regard.

Our operating subsidiary, STG, may collect and store certain data from our customers in Hong Kong in connection with our business and operations. Given that (1) STG, our operating subsidiary, is incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law of the Hong Kong, which is a national law of the PRC and the constitutional document for Hong Kong (the “Basic Law”), national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, is mainly confined to laws relating to defense and foreign affairs, national security and nationality law, as well as other matters outside the autonomy of Hong Kong), and we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, or the Trial Measures and the Guidance Rules and Notice to have an impact on our business, operations, or this offering, as we do not believe that our operating subsidiary is deemed to be an “Operator” that is required to file for cybersecurity review before listing in the United States because (i) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China, and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, and the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (ii) as of the date of this prospectus, our operating subsidiary has neither collected nor stored any personal information of PRC individuals; (iii) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (iv) as of the date of this prospectus, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it must file for a cybersecurity review or a CSRC review.

Since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on STG’s daily business operations, its ability to accept foreign investments, and the listing of our Ordinary Shares on a U.S. or other foreign exchange. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our operating subsidiary, if our operating subsidiary is deemed to be an “Operator,” or if the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Trial Measures or the Guidance Rules and Notice becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If the applicable laws, regulations, or interpretations change and our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and our current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. If our operating subsidiary fails to receive or maintain such permissions or if the required approvals are denied, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Additionally, due to long-arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the PRC government or authorities in Hong Kong may take in this regard.

Should the PRC government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations.

Such governmental actions:

●	Could result in a material change in our operations;

●	Could hinder our ability to continue to offer securities to investors; and

●	May cause the value of our Ordinary Shares to significantly decline or be worthless.

Permission Required from Hong Kong and PRC Authorities

As of the date of this prospectus, STG has received all requisite licenses and approvals for the operation of its business in Hong Kong. As of the date of this prospectus, we are not required to obtain any permission or approval from Hong Kong authorities to issue our Ordinary Shares to foreign investors. We are also not required to obtain permissions or approvals from any PRC authorities before listing in the United States and to issue our Ordinary Shares to foreign investors, including the CSRC, the CAC, or any other governmental agency that is required to approve our operations.

However, in the event that (i) the PRC government expanded the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC and that we are required to obtain such permissions or approvals, (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, or (iii) applicable laws, regulations, or interpretations change and require us to obtain such permissions or approvals in the future, we may face sanctions by the CSRC, the CAC, or other PRC regulatory agencies.

Recent PCAOB Developments

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.

On June 22, 2021, the U.S. Senate passed a bill that, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two years.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a Determination Report, which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

Our auditor, Assentsure PAC, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Assentsure PAC is headquartered in Singapore and can be inspected by the PCAOB.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has an exemption from the rule that a majority of our board of directors must be independent directors; unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Implications of Being a Controlled Company

We are and will continue, following this offering, to be a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	An exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. We may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders. Should we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors, our nominating and corporate governance and compensation committees might not consist entirely of independent directors and our director nominees may not be selected or recommended solely by independent directors after we complete this offering. See “Risk Factors — Risks Related to Our Ordinary Shares and This Offering — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.”

Implications of Being an Emerging Growth Company and a Foreign Private Issuer

As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012, and may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. These provisions include, but are not limited to:

●	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

●	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

●	reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements, and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.235 billion, or we issue more than $1 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

We are a foreign private issuer under the Exchange Act. Nasdaq Listing Rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. Upon completion of this offering, we intend to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of Nasdaq in respect of the following:

●	the requirement under Section 5605(b)(2) of Nasdaq Listing Rules that the independent directors have regularly scheduled meetings at which only the independent directors are present;

●	the requirement under Section 5610 of the Nasdaq Listing Rules that a company adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available; and

●	the shareholder approval requirement under Section 5635, including the requirement under Section 5635(d) of Nasdaq Listing Rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for ordinary shares) that equal 20% or more of the issuer’s outstanding ordinary shares or voting power prior to such issuance or sale.

Cayman Islands law does not impose a requirement that our independent directors meet regularly without other members present. Nor does Cayman Islands law require that we obtain shareholder approval prior to issuing or selling securities that equal 20% or more of our outstanding Ordinary Shares or voting power. Nor does Cayman Islands law require that we adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available.

We intend to avail ourselves of these exemptions. Therefore, for as long as we remain a “foreign private issuer,” holders of our Ordinary Shares will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

THE OFFERING

Securities offered by us

[*] Ordinary Shares, assuming an initial public offering price of $            per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus); or [*] Ordinary Shares if the underwriter exercises the Over-Allotment Option in full.

Ordinary Shares outstanding prior to completion of this offering	23,750,000 Ordinary Shares
Ordinary Shares outstanding immediately after this offering	[*] Ordinary Shares (or [*] Ordinary Shares if the underwriters exercise the over-allotment option in full)
Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the Ordinary Shares sold in the offering [*] additional shares, assuming an initial public offering price of $[*] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus)) at the initial public offering price, less the underwriting discounts and commissions.

Use of proceeds

We expect to receive net proceeds of approximately $[*] million from this offering, assuming an initial public offering price of $[*] per share (which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus) and no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We plan to use the net proceeds of this offering for (i) enhancement of our production capacity; (ii) recruitment of additional personnel for middle management and operations; and (iii) working capital and general corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Lock-up	We have agreed, subject to certain exceptions, not to offer, sell, contract to sell, or grant any option to purchase, or otherwise dispose of any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) for a period of three (3) months after the date of this offering, without first obtaining the underwriter’s written consent. Our directors, officers, and shareholders owning 5% or more of our Ordinary Shares have agreed, subject to certain exceptions, not to offer, sell, contract to sell, or grant any option to purchase, or otherwise dispose of any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) for a period of six (6) months after the date of this offering, without first obtaining the underwriter’s written consent. Our shareholders owning not more than 5% of our Ordinary Shares have agreed, subject to certain exceptions, not to offer, sell, contract to sell, or grant any option to purchase, or otherwise dispose of any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for the Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) for a period of 60 calendar days after the date of this prospectus, without first obtaining the underwriter’s written consent. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing	We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the trading symbols “[BEND]”. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Ordinary Shares will be approved for listing on Nasdaq.

Transfer Agent	[*]

Risk factors	The Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors” beginning on page 17 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties, and other important factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this prospectus are based upon information available to us as of the date of this prospectus and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services;

●	changes in the laws that affect our operations;

●	inflation and fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure, and other financial items;

●	fluctuations in operating results;

●	the impact of COVID-19 on us, the Hong Kong construction industry, and the overall economy in general;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors”.

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

SUMMARY OF RISK FACTORS

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects that you should consider before making a decision to invest in our Ordinary Shares. These risks are discussed more fully in “Risk Factors.” These risks include, but are not limited to, the following:

Risks Relating to Doing Business in Hong Kong

●	Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain” on page 17 of this prospectus.

●	If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless. See “Risk Factors — Risks Relating to Doing Business in Hong Kong — If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.” on page 18.

Risks Related to Our Corporate Structure

●	We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Our Corporate Structure — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” on page 28 of this prospectus.

Risks Related to Our Business and Industry

●	The majority of our revenue has been generated from projects awarded by our major customers. Any significant decrease in the number of projects from such customers could materially and adversely impact our financial performance. See “Risk Factors — Risks Related to Our Business and Industry — The majority of our revenue has been generated from projects awarded by our major customers. Any significant decrease in the number of projects from such customers could materially and adversely impact our financial performance” on page 32 of this prospectus.

●	An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results. See “Risk Factors — Risks Related to Our Business and Industry — An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results” on page 32 of this prospectus.

●	Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect STG’s operations and our results of operation. See “Risk Factors — Risks Related to Our Business and Industry — Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect STG’s operations and our results of operation” on page 33 of this prospectus.

●	Our insurance coverage may be inadequate to protect us from potential losses. See “Risk Factors — Risks Related to Our Business and Industry — Our insurance coverage may be inadequate to protect us from potential losses” on page 36 of this prospectus.

Risks Related to Our Ordinary Shares

●	Our Ordinary Shares are expected to initially trade under [*] per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions, and these restrictions could negatively affect the price and liquidity of our Ordinary Shares. See “Risk Factors — Risks Related to Our Ordinary Shares — Our Ordinary Shares are expected to initially trade under [*] per share and thus would be known as a “penny stock.” Trading in penny stocks has certain restrictions, and these restrictions could negatively affect the price and liquidity of our Ordinary Shares” on page [●] of this prospectus.

●	Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders” on page 40 of this prospectus.

●	As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards. See “Risk Factors — Risks Related to Our Ordinary Shares — As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards” on page 43 of this prospectus.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements. See “Risk Factors — Risks Related to Our Ordinary Shares — We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page 44 of this prospectus.

●	As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders. See “Risk Factors — Risks Related to Our Ordinary Shares — As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.” on page 45 of this prospectus.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The following selected historical financial information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in the prospectus and the information contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

The following summary consolidated financial data as of December 31, 2023 and 2024. This information is derived from our audited consolidated financial statements.

Our financial statements are prepared and presented in accordance with GAAP. Our historical results for any period are not necessarily indicative of our future performance.

	Years Ended December 31
$’000	2023	2024
Statements of Loss Data
Total revenue	6,171	13,168
Total expenses	(6,359)	(11,398)
Total other income	48	634
(Loss)/profit from operations	(140)	2,404
Total finance costs	(410)	(908)
(Loss)/profit before income tax expense	(550)	1,496
Income tax expense	-	(56)
Net (loss)/profit attributable to shareholders	(550)	1,440
Net (loss)/profit per share
Basic and diluted	(0.023)	0.061
Weighted average number of shares outstanding
Basic and diluted	23,750,000	23,750,000

	As of December 31,
$’000	2023	2024
Balance Sheet Data
Cash and cash equivalents	201	57
Current assets	3,503	9,469
Total assets	11,090	15,844
Current liabilities	9,364	2,404
Total liabilities	12,196	14,044
Shareholders’ (deficit) / equity	(1,106)	1,800
Total liabilities and shareholders’ equity	11,090	15,844

RISK FACTORS

An investment in our Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations, or cash flow could be materially and adversely affected, which could cause the trading price of our Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Doing Business in Hong Kong

Our operations are in Hong Kong, a special administrative region of the PRC. According to the long-arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our Ordinary Shares. The PRC government may intervene or impose restrictions on our ability to move money out of Hong Kong to distribute earnings and pay dividends or to reinvest in our business outside of Hong Kong. Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

We are a holding company and we conduct our operations in Hong Kong through STG. Hong Kong is a special administrative region of the PRC. As of the date of this prospectus, we are not materially affected by recent statements by the PRC government indicating an intention to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. However, due to certain long-arm provisions in the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China as they may affect Hong Kong. The PRC government may choose to exercise additional oversight and discretion over Hong Kong, and the policies, regulations, rules, and the enforcement of laws of the PRC government to which we are subject may change rapidly and with little advance notice to us or our shareholders. As a result, the application, interpretation, and enforcement of new and existing laws and regulations in the PRC and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system are by their very nature uncertain.

In addition, these PRC laws and regulations are complex and evolving and may be interpreted and applied inconsistently by different agencies or authorities, which may result in inconsistency with our current policies and practices. New laws, regulations, and other government directives in the PRC may also be costly to comply with, and such compliance, any associated inquiries or investigations, or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention; and

●	subject us to remedies, administrative penalties, and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

We are aware that recently the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a VIE structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon the PRC legislative or administrative regulation making bodies will respond or what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, or what the potential impact that any such modified or new laws and regulations would have on our daily business operation, the ability to accept foreign investments and list on a U.S. or other foreign exchange.

The PRC government may intervene or influence our operations at any time and may exert more control over offerings conducted overseas and foreign investment in Hong Kong-based issuers, which may result in a material change in our operations and/or the value of our Ordinary Shares. For example, there is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollar into foreign currencies and the transfer of currencies out of Hong Kong and the laws and regulations of the PRC on currency conversion control do not currently have any material impact on the transfer of cash between us and STG in Hong Kong. However, the PRC government may, in the future, impose restrictions or limitations on our ability to move money out of Hong Kong to distribute earnings and pay dividends to and from the other entities within our organization or to reinvest in our business outside of Hong Kong. Such restrictions and limitations, if imposed in the future, may delay or hinder the expansion of our business to outside of Hong Kong and may affect our ability to receive funds from our operating subsidiary in Hong Kong. The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, in each case, that restrict or otherwise unfavorably impact our ability to conduct our business could require us to change certain aspects of our business to ensure compliance; decrease demand for our services; reduce revenues; increase costs; require us to obtain more licenses, permits, approvals, or certificates; or subject us to additional liabilities. To the extent any new or more stringent measures are implemented, our business, financial condition, and results of operations could be adversely affected and the value of our Ordinary Shares could decrease or become worthless.

There are uncertainties regarding the interpretation and enforcement of PRC and Hong Kong laws, rules, and regulations.

A substantial majority of our operations are conducted in Hong Kong, and are mainly governed by Hong Kong laws, rules, and regulations. The legal system in Hong Kong is a common law system, based on a combination of English common law, local cases and local legislation. However, our Hong Kong operating subsidiary, STG, may become subject to laws, rules, and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. These laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement could be unpredictable with little advance notice, which could result in a material change in our operations and/or the value of our Ordinary Shares.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules, and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules, and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules, and regulations are relatively new, and because of the limited number of published decisions and the non-binding nature of such decisions, and because the laws, rules, and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules, and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.

If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On July 10, 2021, for comments from the public, the CAC issued the Revised Draft, which required that, among others, in addition to “operator of critical information infrastructure” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. Pursuant to Article 6 of the Revised Draft, companies holding data of more than one million users must apply for cybersecurity approval when seeking overseas listings because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” On December 28, 2021, the CAC published the revised CRM, which further restates and expands the applicable scope of the cybersecurity review. The revised CRM took effect on February 15, 2022, and replaced the Revised Draft issued on July 10, 2021. Pursuant to the revised CRM, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. Our business belongs to the construction industry, which does not involve the collection of user data, implicate cybersecurity, or involve any other type of restricted industry. As a result, the likelihood of us being subject to the review of the CAC is remote.

On February 17, 2023, the CSRC released the Trial Measures, or the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No.1 to No.5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

As of the date of this prospectus, our registered public offering in the United States is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we inadvertently concluded that relevant permissions or approvals were not required or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC government could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.

Adverse regulatory developments in China may subject us to additional regulatory review, and additional disclosure requirements and regulatory scrutiny to be adopted by the SEC in response to risks related to recent regulatory developments in China may impose additional compliance requirements for companies like us with Hong Kong-based operations, all of which could increase our compliance costs and subject us to additional disclosure requirements.

Currently, Hong Kong has a separate legal system from mainland China, and it has its legislative framework and judiciary independent of that of the PRC government. Nonetheless, the recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, may lead to additional regulatory review in China over our financing and capital raising activities in the United States. In addition, we may be subject to industry-wide regulations that may be adopted by the relevant PRC authorities, which may have the effect of limiting our service offerings, restricting the scope of our operations in Hong Kong, or causing the suspension or termination of our business operations in Hong Kong entirely. We may have to adjust, modify, or completely change our business operations in response to adverse regulatory changes or policy developments, and we cannot assure you that any remedial action adopted by us can be completed in a timely, cost efficient, or liability-free manner or at all.

On July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies (including Hong Kong) before their registration statements will be declared effective. On August 1, 2021, the CSRC issued a statement saying that it had taken note of the new disclosure requirements announced by the SEC regarding the listings of Chinese companies and the recent regulatory development in China, and that both countries should strengthen communications on regulating China-related issuers. Since we operate in Hong Kong, we cannot guarantee that we will not be subject to tightened regulatory review and we could be exposed to government interference from China.

We may become subject to a variety of PRC laws and other obligations regarding data security offerings that are conducted overseas and/or foreign investment in China-based issuers, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition, and results of operations and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

On June 10, 2021, the Standing Committee of the National People’s Congress enacted the PRC Data Security Law, which took effect on September 1, 2021. The law requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security.

On July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

On August 20, 2021, the 30th meeting of the Standing Committee of the 13th National People’s Congress voted and passed the “Personal Information Protection Law of the People’s Republic of China” (“PRC Personal Information Protection Law”), which became effective on November 1, 2021. The PRC Personal Information Protection Law applies to the processing of personal information of natural persons within the territory of China that is carried out outside of China where (1) such processing is for the purpose of providing products or services for natural persons within China, (2) such processing is to analyze or evaluate the behavior of natural persons within China, or (3) there are any other circumstances stipulated by related laws and administrative regulations.

On February 17, 2023, the CSRC released the Trial Measures, which came into effect on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated the Guidance Rules and Notice. The Trial Measures, together with the Guidance Rules and Notice, reiterate the basic supervision principles as reflected in the Draft Overseas Listing Regulations by providing substantially the same requirements for filings of overseas offering and listing by domestic companies, yet made the following updates compared to the Draft Overseas Listing Regulations: (a) further clarification of the circumstances prohibiting overseas issuance and listing; (b) further clarification of the standard of indirect overseas listing under the principle of substance over form, and (c) adding more details of filing procedures and requirements by setting different filing requirements for different types of overseas offering and listing. Pursuant to the Trial Measures, the Guidance Rules and Notice, domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC within three working days following its submission of initial public offerings or listing application.

On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022, and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operators (together with the operators of critical information infrastructure, the “Operators”) carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country.

Given that (1) our operating subsidiary is incorporated and located in Hong Kong; (2) we have no subsidiary, VIE structure, nor any direct operations in mainland China; and (3) pursuant to the Basic Law, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, mainly confined to laws relating to defense and foreign affairs, national security and nationality law, as well as other matters outside the autonomy of Hong Kong), we do not currently expect the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice, to have an impact on our business, operations, or this offering. Our belief is grounded on the following: (1) we do not believe that our operating subsidiary falls within the definition of an “Operator” that is required to file for cybersecurity review before listing in the United States, because (2) our operating subsidiary is incorporated in Hong Kong and operates in Hong Kong without any subsidiary or VIE structure in mainland China and each of the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law, and the Draft Overseas Listing Regulations, the Trial Measures, the Guidance Rules and Notice remains unclear whether it shall be applied to a company based in Hong Kong; (3) as of the date of this prospectus, our operating subsidiary has neither collected nor stored personal information of any PRC individuals; (4) all of the data our operating subsidiary has collected is stored in servers located in Hong Kong; and (5) as of the date of this prospectus, our operating subsidiary has not been informed by any PRC governmental authority of any requirement that it must file for a cybersecurity review or a CSRC review.

However, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation-making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It is also highly uncertain what the potential impact such modified or new laws and regulations will have on the daily business operations of our operating subsidiary, their respective abilities to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. There remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If the Draft Overseas Listing Regulations are adopted into law in the future and become applicable to our operating subsidiary, if our operating subsidiary is deemed an “Operator” that is required to file for cybersecurity review before listing in the United States, or if the Measures for Cybersecurity Review (2021) or the PRC Personal Information Protection Law becomes applicable to our operating subsidiary, the business operation of our operating subsidiary and the listing of our Ordinary Shares in the United States could be subject to the CAC’s cybersecurity review or CSRC Overseas Issuance and Listing review in the future. If our operating subsidiary becomes subject to the CAC or CSRC review, we cannot assure you that our operating subsidiary will be able to comply with the regulatory requirements in all respects, and the current practice of collecting and processing personal information may be ordered to be rectified or terminated by regulatory authorities. In the event of a failure to comply, our operating subsidiary may become subject to fines and other penalties that may have a material adverse effect on our business, operations, and financial condition and may hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

If we or our Hong Kong operating subsidiary fails to comply with Hong Kong’s Personal Data (Privacy) Ordinance and any other existing or future data privacy related laws, regulations and governmental orders, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Because of the operations of our operating subsidiary in Hong Kong, we are subject to a variety of laws and other obligations regarding data privacy and protection in Hong Kong.

In particular, the PDPO imposes a duty on any data user who, either alone or jointly with other persons, controls the collection, holding, processing or use of any personal data that relates directly or indirectly to a living individual and can be used to identify that individual. Under the PDPO, a data user shall not do an act or engage in a practice that contravenes any of the six data protection principles contained in Schedule 1 to the PDPO (collectively, the “Data Protection Principles”) unless the act or practice (as the case may be) is required or permitted under the PDPO. The collective objective of Data Protection Principles is to ensure that personal data is collected on a fully informed basis and in a fair manner, with due consideration towards minimizing the amount of personal data collected. Data users shall take all practicable steps to protect the personal data they hold from any unauthorized or accidental access, processing, erasure, loss, or use. Once collected, such personal data should be processed in a secure manner and should not be kept longer than necessary for the fulfilment of the purpose for which it is or is to be used and shall be erased if it is no longer required, unless erasure is prohibited by law or is not in the public interest. Use of the data should be limited to or related to the original collection purpose. Data subjects are given certain rights such as (a) the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject; (b) if the data user holds such data, to be supplied with a copy of such data; and (c) the right to request correction of any data they consider to be inaccurate.

The PDPO confers on the Privacy Commissioner for Personal Data (“Privacy Commissioner”) power to conduct investigations and institute prosecutions. The Privacy Commissioner may carry out criminal investigations and institute prosecution for certain offenses. Depending on the severity of the cases, the Privacy Commissioner will decide whether to prosecute or refer cases involving suspected commission to the Department of Justice of Hong Kong. Victims may also seek compensation by civil action from data users for damage caused by a contravention of the PDPO. The Commissioner may provide legal assistance to the aggrieved data subjects if the Commissioner deems fit to do so.

We believe that we have been in compliance with the data privacy and personal information requirements of the PDPO and we have not encountered any investigations involving a breach of the PDPO. Moreover, we do not expect to be subject to any cybersecurity review by the Hong Kong government authorities for this offering. However, if we or our Hong Kong operating subsidiary conducting business operations in Hong Kong have violated certain provisions of the PDPO, we could face significant civil penalties and/or criminal prosecution, which could adversely affect our business, financial condition, and results of operations.

Failure to comply with Hong Kong Competition Law may result in material and adverse effect on our business, financial condition and results of operations.

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) abuse of market power by engaging in conduct that has the effect prevention, restriction or distortion of competition in Hong Kong and (iii) mergers that has or is likely to have the effect of substantially lessening competition in Hong Kong. As of the date hereof, the merger rule only applies where one or more of the undertakings participating in the merger directly or indirectly holders a “carrier license” within the meaning of the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong) and is therefore not applicable to our business.

The Competition Commission is a statutory body in Hong Kong established to investigate any contravention against and enforce on the provisions of the Competition Ordinance, and the Competition Tribunal is a tribunal set up under the Competition Ordinance, as part of the Hong Kong judiciary, to hear and decide cases connected with competition law in Hong Kong. Under the guidelines and policies published by the Competition Commission, possible outcomes of investigation of contravention of the Competition Ordinance may include the acceptance of commitment given by infringer, the issuing of warning notice or infringement notice, commencement of proceedings in the Competition Tribunal, applying for consent order, referral of complaint to a government agency and the conduct of a market study. The Competition Tribunal may order remedies including pecuniary penalty (for violations of the Competition Rules, which penalty may be up to 10% of the total gross revenues of the offending company obtained in Hong Kong for up to three years in which the contravention occurs), a financial penalty (for violations relating to unlawful indemnification of another person, which penalty is not to exceed twice the value of such indemnification), and a disqualification order against a director for a period not exceeding 5 years or other order under the Competition Ordinance. The guidelines and policies published by the Competition Commission in Hong Kong did not mention any remedies which may impact on our ability to accept foreign investment or list on a U.S. or foreign exchange as a result of the non-compliance of the Competition Ordinance.

We confirm that we have not adopted any anti-competitive conduct described in the Competition Ordinance and will continue to act in compliance with the Competition Ordinance. However, there may be uncertainties on the full effect of the rules in respect of compliance, infringement, and its effect on our business especially when tendering is involved in securing contracts. We may face difficulties and may need to incur legal costs in ensuring our compliance with the rules. If we face any complaints of infringement of the Competition Ordinance, we may incur substantial legal costs and may result in business disruption and/or negative media coverage, which could adversely affect our business, results of operations and reputation.

Although the audit report included in this prospectus is prepared by an auditor who is currently inspected by the PCAOB, there is no guarantee that future audit reports will be issued by auditors inspected by the PCAOB and, as such, in the future investors may be deprived of the benefits of such inspection. Furthermore, trading in our securities may be prohibited under the HFCA Act if the SEC subsequently determines our audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely, and as a result, U.S. national securities exchanges, such as the Nasdaq, may determine to delist our securities. Furthermore, on December 23, 2022, the Accelerating HFCA Act was enacted, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, reduced the time before the securities may be prohibited from trading or delisted.

The audit report included in this prospectus was issued by Assentsure PAC, a Singapore-based accounting firm that is registered with the PCAOB and can be inspected by the PCAOB, which had its last inspection in 2024. We have no intention of dismissing Assentsure PAC in the future or of engaging any auditor not based in the U.S. and not subject to regular inspection by the PCAOB. There is no guarantee, however, that any future auditor engaged by the Company would remain subject to full PCAOB inspection during the entire term of our engagement. The PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Currently, our auditor’s audit work for us can be inspected by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC, and we cannot assure you that our auditor’s audit work for us will continue to be able to be inspected by the PCAOB. If it is later determined that the PCAOB is unable to inspect or investigate our auditor completely, investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB could result in a lack of assurance that our financial statements and disclosures are adequate and accurate.

Inspections of other auditors conducted by the PCAOB outside mainland China have at times identified deficiencies in those auditors’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections of audit work undertaken in mainland China prevents the PCAOB from regularly evaluating auditors’ audits and their quality control procedures. As a result, if any component of our auditor’s work papers become located in mainland China in the future, such work papers will not be subject to inspection by the PCAOB. As a result, investors would be deprived of such PCAOB inspections, which could result in limitations or restrictions to our access of the U.S. capital markets.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular mainland China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that, if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate the audit work performed by a foreign public accounting firm for such issuers completely. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the Nasdaq of issuers included on the SEC’s list for three consecutive years. It is unclear if this proposed legislation will be enacted. Furthermore, there have been recent deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets.

On May 20, 2020, the U.S. Senate passed the HFCA Act, which includes requirements for the SEC to identify issuers whose audit work is performed by auditors that the PCAOB is unable to inspect or investigate completely because of a restriction imposed by a non-U.S. authority in the auditor’s local jurisdiction. The U.S. House of Representatives passed the HFCA Act on December 2, 2020, and the HFCA Act was signed into law on December 18, 2020. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks (and their implications to U.S. investors) associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements in the HFCA Act. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to public companies whose shares are registered with the SEC and are identified by the SEC as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and whose audit work that the PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and they also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. Pursuant to the HFCA act, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor cannot be inspected by the PCAOB for three consecutive years, and this ultimately could result in our Ordinary Shares being delisted. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction in connection with their audit works because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the HFCA Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. In addition, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations.

On August 26, 2022, CSRC, the MOF, and the PCAOB signed the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. The Protocol remains unpublished and is subject to further explanation and implementation. Pursuant to the fact sheet with respect to the Protocol disclosed by the SEC, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC. There can be no assurance that we will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Ordinary Shares would force holders of our Ordinary Shares to sell their Ordinary Shares. The market price of our Ordinary Shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination. On December 23, 2022, the Accelerating HFCA Act, was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our registered public accounting firm, Assentsure PAC, is not headquartered in mainland China or Hong Kong, and was not identified in this report as a firm subject to the PCAOB’s determination.

The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Future developments in respect to increasing U.S. regulatory access to audit information are uncertain, as the legislative developments are subject to the legislative process and the regulatory developments are subject to the rule-making process and other administrative procedures.

Recent joint statement by the SEC and the PCAOB, rule changes by Nasdaq, and the Holding Foreign Companies Accountable Act all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offerings.

U.S. public companies with substantially all of their operations in China (including in Hong Kong) have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies, or a lack of adherence thereto and, in many cases, allegations of fraud.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally.

On May 20, 2020, the U.S. Senate passed the HFCA Act requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. Furthermore, on December 29, 2022, the Consolidated Appropriations Act, was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to the Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for foreign companies to comply with PCAOB audits under the HFCA Act from what was originally three years to two.

On May 21, 2021, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in a “Restrictive Market”; (ii) prohibit Restrictive Market companies from directly listing on Nasdaq Capital Market, and only permit them to list on Nasdaq Global Select or Nasdaq Global Market in connection with a direct listing; and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

As a result of this scrutiny, criticism, and negative publicity, the traded shares of many U.S.-listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our offerings, business, and our share price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and will distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our shares.

The enactment of the Law of the PRC on Safeguarding National Security in Hong Kong (the “Hong Kong National Security Law”) could impact our Hong Kong operating subsidiary.

On June 30, 2020, the Standing Committee of the PRC National People’s Congress adopted the Hong Kong National Security Law. This law defines the duties and government bodies of the Hong Kong National Security Law for safeguarding national security and four categories of offenses — secession, subversion, terrorist activities, and collusion with a foreign country or external elements to endanger national security — and their corresponding penalties. On July 14, 2020, former U.S. President Donald Trump signed the Hong Kong Autonomy Act (“HKAA”) into law, authorizing the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. On August 7, 2020, the U.S. government imposed HKAA-authorized sanctions on 11 individuals, including the then HKSAR chief executive, Carrie Lam, and, John Lee, who succeeded to HKSAR chief executive on July 1, 2022. On October 14, 2020, the U.S. State Department submitted to relevant committees of Congress the report required under HKAA, identifying persons materially contributing to “the failure of the Government of China to meet its obligations under the Joint Declaration or the Basic Law.” In July 2021, President Joe Biden warned investors about the risks of doing business in Hong Kong, issuing an advisory saying China’s push to exert more control over Hong Kong threatens the rule of law and endangers employees and data. The HKAA further authorizes secondary sanctions, including the imposition of blocking sanctions, against foreign financial institutions that knowingly conduct a significant transaction with foreign persons sanctioned under this authority. The imposition of sanctions may directly affect the foreign financial institutions as well as any third parties or customers dealing with any foreign financial institution that are targeted. It is difficult to predict the full impact of the Hong Kong National Security Law and HKAA on Hong Kong and companies located in Hong Kong. If our subsidiaries are determined to be in violation of the Hong Kong National Security Law or the HKAA by competent authorities, our business operations could be materially and adversely affected.

If we become subject to the recent scrutiny, criticism, and negative publicity involving U.S.-listed China-based companies, we may have to expend significant resources to investigate and/or defend the matter, which could harm our business operations, this offering, and our reputation and could result in a loss of your investment in our Ordinary Shares, in particular if such matter cannot be addressed and resolved favorably.

During the last several years, U.S.-listed companies that have substantially all of their operations in China have been the subject of intense scrutiny by investors, financial commentators, and regulatory agencies. Much of the scrutiny has centered on financial and accounting irregularities and mistakes, lack of effective internal controls over financial reporting, and, in many cases, allegations of fraud. As a result of the scrutiny, the publicly traded shares of many U.S.-listed Chinese companies that have been the subject of such scrutiny have sharply decreased in value. Many of these companies are now subject to shareholder lawsuits and/or SEC enforcement actions that are conducting internal and/or external investigations into the allegations.

If we become the subject of any such scrutiny, whether any allegations are true or not, we may have to expend significant resources to investigate such allegations and/or defend the Company. Such investigations or allegations would be costly and time consuming and likely would distract our management from our normal business and could result in our reputation being harmed. Our share price could decline because of such allegations, even if the allegations are false.

A downturn in the Hong Kong, China, or the global economy, or a change in economic and political policies of China, could materially and adversely affect our business and financial condition.

Our business may be influenced to a significant degree by political, economic, and social conditions in Hong Kong and China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but they may have a negative effect on us.

Economic conditions in Hong Kong and China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may affect potential customers’ confidence in financial market as a whole and have a negative impact on our business, results of operations, and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Because our business is conducted in Hong Kong dollars and the price of our Ordinary Shares is quoted in U.S. dollars, changes in currency conversion rates may affect the value of your investments.

Our business is conducted in Hong Kong through our operating subsidiary. Our books and records are maintained in Hong Kong dollars, which is the currency of Hong Kong, and the financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rate between the Hong Kong dollar and the U.S. dollar will affect the value of our assets and the results of our operations in U.S. dollars. The value of the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the Hong Kong’s political and economic conditions and perceived changes in the economy of Hong Kong and the United States. Any significant revaluation of the Hong Kong dollar may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Ordinary Shares offered by this prospectus are denominated in U.S. dollars, and we will need to convert the net proceeds we receive into Hong Kong dollars in order to use the funds for our business. Changes in the conversion rate between the U.S. dollar and the Hong Kong dollar will affect that amount of proceeds we will have available for our business.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.80 to US$1.00. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would, in turn, adversely affect the operations and profitability of our business.

There are political risks associated with conducting business in Hong Kong.

Any adverse economic, social, and/or political conditions, material social unrest, strike, riot, civil disturbance, or disobedience, as well as significant natural disasters, may affect the market and the business operations of STG. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, which provides Hong Kong with a high degree of autonomy and executive, legislative, and independent judicial powers, including that of final adjudication under the principle of “one country, two systems.” However, there is no assurance that there will not be any changes in the economic, political, and legal environment in Hong Kong in the future. Since our operation is based in Hong Kong, any change of such political arrangements may pose immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Under the Basic Law, Hong Kong is exclusively in charge of its internal affairs and external relations, while the government of the PRC is responsible for its foreign affairs and defense. As a separate customs territory, Hong Kong maintains and develops relations with foreign states and regions. Based on certain recent development, including the Hong Kong National Security Law issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and, at the time, President Trump signed an executive order and HKAA to remove Hong Kong’s preferential trade status and to authorize the U.S. administration to impose blocking sanctions against individuals and entities who are determined to have materially contributed to the erosion of Hong Kong’s autonomy. The United States may impose the same tariffs and other trade restrictions on exports from Hong Kong that it places on goods from mainland China. These and other recent actions may represent an escalation in political and trade tensions involving the United States, China, and Hong Kong, which could potentially harm our business.

Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations, and financial condition. It is difficult to predict the full impact of the HKAA on Hong Kong and companies with operations in Hong Kong like us. Furthermore, legislative or administrative actions in respect to China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

The Hong Kong legal system embodies uncertainties that could limit the availability of legal protections.

Hong Kong is a special administrative region of the PRC. Following British colonial rule from 1842 to 1997, China assumed sovereignty under the “one country, two systems” principle. The Basic Law ensures that the current political situation will remain in effect for 50 years. The laws previously in force in Hong Kong, that is, the common law, rules of equity, ordinances, subordinate legislation and customary law are maintained. Hong Kong has enjoyed the freedom to function with a high degree of autonomy for its affairs, including currencies, immigration and customs operations, and its independent judiciary system and parliamentary system. On July 14, 2020, the United States signed an executive order to end the special status enjoyed by Hong Kong post-1997. As the autonomy currently enjoyed may be compromised, it could potentially impact Hong Kong’s common law legal system and may, in turn, bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our business and operations. Additionally, intellectual property rights and confidentiality protections in Hong Kong may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including our ability to enforce our agreements with our customers.

Changes in international trade policies, trade disputes, barriers to trade, or the emergence of a trade war may dampen growth in Hong Kong, where the customers and suppliers of STG are located.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on the customers, suppliers, service providers, and potential partners of STG. International trade disputes could result in tariffs and other protectionist measures that may materially and adversely affect our business.

Tariffs could increase the cost of the services and products, which could affect customers’ investment decisions. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect the operations of STG. STG may also have access to fewer business opportunities, and its operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our markets, our business, or our results of operations, as well as the financial condition of the customers of STG, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Risks Related to Our Corporate Structure

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. We do not expect to pay cash dividends in the foreseeable future. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There are no statutory prohibitions in the Cayman Islands on the granting of financial assistance by a company to another person for the purchase of, or subscription for, its own, its holding company’s or a subsidiary’s shares. Therefore, a company may provide financial assistance provided that the directors of the company, when proposing to grant such financial assistance, discharge their duties of care and act in good faith, for a proper purpose and in the interests of the company. Such assistance should be on an arm’s-length basis. Subject to a solvency test, as prescribed in the Cayman Islands Companies Act, and the provisions, if any, of the company’s memorandum and articles of association, a company may pay dividends and distributions out of its share premium account. In addition, based upon English case law which is likely to be persuasive in the Cayman Islands, dividends may be paid out of profits.

According  to the BVI Companies Act, a BVI company may declare and pay dividends and make distribution if the directors of the BVI company are satisfied, on reasonable grounds, that the BVI company will immediately after the distribution, satisfy the statutory solvency test, i.e. the value of the BVI company’s assets exceeds its liabilities and the BVI company is able to pay its debts as they fall due. According to the Hong Kong Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us. Any limitation on the ability of our Hong Kong subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

We may experience difficulties in the management of STG, our Hong Kong operating company, due to its split ownership structure, which could adversely affect our business and financial conditions including our ability to pay dividends.

Our Hong Kong operating company, STG, is jointly owned by SMP and Smart Rebar, two wholly-owned BVI subsidiaries of our Company, each of which holds a 50% equity interest and voting power over STG. As a result of this equal ownership structure, corporate decisions of STG, the Hong Kong operating company, require the agreement of the boards of directors of both SMP and Smart Rebar. If the respective boards of directors are unable to reach consensus, significant corporate actions, including the declaration and payment of dividends, may be delayed or prevented entirely.

However, since each of the BVI subsidiaries has the same director with SMP having one director and Smart Rebar having one director, a disagreement between the boards of directors of SMP and Smart Rebar due to their separate governance is not expected.

Any deficit in the effectiveness of our internal controls over financial reporting may affect our ability to accurately report our financial results or prevent fraud, which may affect the market for and price of our Ordinary Shares.

Prior to filing the registration statement of which this prospectus is a part, we were a private company with limited accounting personnel and other resources for addressing our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. We have identified material weaknesses in our internal control over financial reporting as well as other control deficiencies for the fiscal years ended December 31, 2023 and 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified related to a lack of independent directors and an audit committee. We intend to implement measures designed to improve our internal control over financial reporting to address the underlying causes of these material weaknesses, including appointing independent directors, establishing an audit committee, and strengthening corporate governance. We intend to implement the above measures prior to the listing, and we expect the remediation to be completed upon listing.

We will be subject to the requirement that we maintain internal controls and that management perform periodic evaluation of the effectiveness of our internal controls. Effective internal control over financial reporting is important to prevent fraud. As a result, our business, financial condition, results of operations, and prospects, as well as the market for and trading price of our Ordinary Shares, may be materially and adversely affected if we do not have effective internal controls. We may not discover any problems in a timely manner, and in such an event, our shareholders could lose confidence in our financial reporting, which would harm our business and the trading price of our Ordinary Shares. Any deficiency in our internal controls over financial reporting may inhibit investors from purchasing our Ordinary Shares and may make it more difficult for us to raise funds in debt or equity financing. Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our share price may decline, and we may be unable to maintain compliance with the Nasdaq Listing Rules.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little or no advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. In the future, we may be subject to PRC laws and regulations related to the current business operations of our operating subsidiary and any changes in such laws and regulations and interpretations may impair its ability to operate profitably, which could result in a material negative impact on its operations and/or the value of the securities we are registering for sale.

Although we have direct ownership of our operating entities in Hong Kong and currently do not have or intend to have any subsidiary or any contractual arrangement to establish a VIE structure with any entity in mainland China, we are still subject to certain legal and operational risks associated with our operating subsidiary, STG, being based in Hong Kong and having all of its operations to date in Hong Kong. Additionally, the legal and operational risks associated in mainland China may also apply to operations in Hong Kong, and we face the risks and uncertainties associated with the complex and evolving PRC laws and regulations and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly concerns, would be applicable to a company such as STG or us, given the substantial operations of STG in Hong Kong and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong. In the event that we or our Hong Kong subsidiary were to become subject to PRC laws and regulations, we could incur material costs to ensure compliance, and we or our Hong Kong subsidiary might be subject to fines, experience devaluation of securities or delisting, no longer be permitted to conduct offerings to foreign investors, and\or no longer be permitted to continue business operations as presently conducted. Our organizational structure involves risks to the investors, and Chinese regulatory authorities could disallow this structure, which would likely result in a material change in STG’s operations and/or a material change in the value of the securities the Company is registering for sale, including the risk that such event could cause the value of such securities to significantly decline or become worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operating subsidiary’s operations at any time could result in a material change in our operating subsidiary’s operations and/or the value of the securities we are registering.

We may become subject to a variety of PRC laws and other obligations regarding M&A Rules and data security, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors (the “M&A Rules”), adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of domestic companies in mainland China and controlled by companies or individuals of mainland China to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In addition, on February 17, 2023, with the approval of the State Council, the CSRC released the Trial Measures and five supporting guidelines, which came into effect on March 31, 2023. According to the Trial Measures, mainland China domestic companies that seek to offer and list securities in overseas markets, either by direct or indirect means, are required to fulfill the filing procedures with the CSRC and report relevant information.

We are a holding company incorporated in the Cayman Islands with an operating entity based in Hong Kong, as of the date of this prospectus, we have no subsidiary, VIE structure or any direct operations in mainland China, nor do we intend to have any subsidiary or VIE structure or to acquire any equity interests in any domestic companies in mainland China, and we are not controlled by any companies or individuals of mainland China. Moreover, pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). Therefore, as of the date of this prospectus, the CSRC’s approval is not required for the listing and trading of our Ordinary Shares on a U.S. exchange as provided under the M&A Rules, and we are not subject to filing requirements with the CSRC under the Trial Measures.

We are aware that, recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in mainland China with little advance notice, including a cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued a document to crack down on illegal activities in the securities market and promote the high-quality development of the capital market, which, among other things, requires the relevant governmental authorities to strengthen cross-border oversight of law-enforcement and judicial cooperation, to enhance supervision over mainland China-based companies listed overseas, and to establish and improve the system of extraterritorial application of the PRC securities laws.

In addition, on January 4, 2022, the CRM were published and became effective on February 15, 2022, which were originally promulgated by the CAC on April 13, 2020, and, as revised on July 10, 2021, required that, among other things, and in addition to any “operator of critical information infrastructure”, any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and which further elaborate on the factors to be considered when assessing the national security risks of the relevant activities. The publication of the Measures indicates greater oversight by the CAC over data security, which may impact our business and this offering in the future. As of the date of this prospectus, our Hong Kong subsidiary, STG, does not have any mainland China individuals as customers. However, STG may collect and store certain data (including certain personal information) from its customers for “Know Your Clients” purposes, which may include mainland China individuals in the future. As of the date of this prospectus, we do not expect the CRM to have an impact on our business, operations or this offering to subject us or our Hong Kong subsidiary to permission requirements from the CAC or any other government agency that is required to approve our subsidiary’s operations, as we do not believe that we will be deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, that are required to file for cybersecurity review before listing in the U.S., because (i) all of our subsidiary’s operations are conducted by our Hong Kong subsidiary which currently solely serve the Hong Kong local market, we currently have no operations in mainland China; (ii) we do not have or intend to have any subsidiary nor do we have or intend to establish a VIE structure with any entity in mainland China and the CRM remain unclear whether they shall be applied to a company like us; (iii) as of the date of this prospectus, we have neither collected nor stored any personal information of any mainland China individual or within mainland China, nor do we entrust or expect to be entrusted by any individual or entity to conduct any data processing activities of any mainland China individual or within mainland China; (iv) as of the date of this prospectus, we have not been informed by any PRC governmental authority of any requirement that we must file for a cybersecurity review; and (v) pursuant to the Basic Law, PRC laws and regulations shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law (which is, as of the date of this prospectus, mainly confined to laws relating to national defense, foreign affairs and other matters that are not within the scope of autonomy). However, there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations. If we were deemed to be an “operator of critical information infrastructure” or a “data processor” controlling personal information of no less than one million users, or if other regulations promulgated in relation to the CRM are deemed to apply to us, our subsidiary’s business operations and the listing of our Ordinary Shares in the U.S. could be subject to CAC’s cybersecurity review or we and our subsidiary might be covered by permission from the CAC or any other government agency that is required to approve our subsidiary’s operations in the future. Nevertheless, since these statements and regulatory actions are new, it is highly uncertain how soon the legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any. It also remains highly uncertain what the potential impact such modified or new laws and regulations will have on our subsidiary’s daily business operations, its ability to accept foreign investments and the listing of our Ordinary Shares on a U.S. or other foreign exchanges. If any or all of the foregoing were to occur, it may significantly limit or completely hinder our ability to complete this offering or cause the value of our Ordinary Shares to significantly decline or become worthless.

As of the date of this prospectus, we are advised by Hong Kong counsel, Haldanes, that we are not required to obtain permission or approval from Hong Kong authorities to offer the securities being registered to foreign investors. Should there be any change in applicable laws, regulations, or interpretations, and we or any of our subsidiaries are required to obtain such permissions or approvals in the future, we will strive to comply with the then applicable laws, regulations, or interpretations.

As of the date of this prospectus, neither we nor our operating subsidiary, STG, is subject to the M&A Rules, the Trial Measures, the CRM or the regulations or policies that have been issued by the CSRC or the CAC as of the date of this prospectus, nor are we currently covered by permission requirements from the CSRC, the CAC or any other PRC governmental agency that is required to approve our listing on the U.S. exchanges and offering securities. Hence, based on the foregoing, since we are not subject to the regulations or policies issued by the CAC to date, we believe that we are currently not required to be compliant with such regulations and policies issued by the CAC as of the date of this prospectus. Further, as of the date of this prospectus, neither we nor STG has ever applied for any such permission or approval, as we currently are not subject to the M&A Rules or the regulations and policies issued by the CAC. However, if there is significant change to current political arrangements between mainland China and Hong Kong, or the applicable laws, regulations, or interpretations change, and, in such event, if we are required to obtain such approvals in the future and we do not receive or maintain the approvals or is denied permission from mainland China or Hong Kong authorities, we will not be able to list our Ordinary Shares on a U.S. exchange, or continue to offer securities to investors, which would materially affect the interests of the investors and cause significant the value of our Ordinary Shares significantly decline or be worthless.

Following this offering, Star Equity, our largest shareholder, will continue to own more than a majority of the voting power of our outstanding Ordinary Shares. As a result, Star Equity has the ability to control the outcome of matters submitted to the shareholders for approval. Additionally, we may be deemed to be a controlled company and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Upon completion of this offering, our biggest shareholder, Star Equity, may beneficially own approximately [76.2]% of the aggregate voting power of our outstanding Ordinary Shares, assuming the Underwriter does not exercise the Over-Allotment Option. As a result, Star Equity has the ability to control the outcome of matters submitted to the shareholders for approval, including the election of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules even if we are deemed to be a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Risks Related to Our Business and Industry

The majority of our revenue has been generated from projects awarded by our major customers. Any significant decrease in the number of projects from such customers could materially and adversely impact our financial performance.

A significant portion of our revenue has been derived from a limited number of customers. For the fiscal years ended December 31, 2023 and 2024, the revenue derived from the five largest customers of the operating subsidiary amounted to approximately 73.5% and 82.1%, respectively, of our total revenue. The percentage of our revenue attributable to the largest customer of the operating subsidiary amounted to approximately 18.7% and 30.0%, respectively, for the same periods. STG has maintained stable relationships with such customers, many of which have established business relationships with STG since its inception in 2021. If there is a significant decrease in the number of projects awarded by such customers, and the operating subsidiary is unable to secure suitable projects of comparable size and quantity as replacements from other customers, our financial condition and operating results would be materially and adversely affected. In addition, in the event that any of the major customers of STG experience any financial difficulties or cash flow problems, this may result in delay or default in payments to STG, in which case our business could be materially and adversely affected.

An unexpected reduction or termination of public and private sector projects in Hong Kong could adversely impact our revenue and operational results.

The direct customers of STG are primarily the registered general building contractors under the HKBO and subcontractors of various types of building and infrastructure projects in Hong Kong. The customers of STG’s public sector projects generally consist of general contractors engaged by different Hong Kong government departments, authorities, and statutory bodies, while the customers of the STG’s private sector projects are primarily general contractors hired by private property developers. For the fiscal years ended December 31, 2023 and 2024, the revenue derived from construction projects in the public sector amounted to $3.5 million and $9.3 million respectively, of which 98% and 91% were derived from the five largest public sector projects during the same periods respectively. During the same periods, the revenue derived from construction projects in the private sector amounted to $2.7 million and $3.9 million respectively, of which 77% and 92% were derived from the five largest private sector projects respectively. Any reduction or termination of a significant project could lead to extended periods of reduced revenue. Financial difficulties faced by the major customers of STG could cause project delays, defaults on payments, or cancellations. STG’s operational results would also suffer as a result of under-utilization of our workforce and resources, leading to inefficiencies and increased operational costs.

Additionally, changes in government policies, budget allocations, or economic conditions in Hong Kong could have profound effects on the initiation and continuation of public sector projects. Similarly, shifts in the construction market or economic downturns could affect private sector investments in building and infrastructure projects, thereby impacting our business prospects.

Our business relies on successful tenders of bids and any failure of STG to secure contracts would affect our operations and financial results.

Most of our revenue is derived from service contracts for processing steel reinforcing bar awarded to STG through a competitive bidding process and is not recurring in nature. There is no right of first refusal upon the expiry of such contracts and, therefore, there is a risk that STG may not succeed in its bid for the same customer’s projects upon the expiry of any contract from such customer. Hence, there is no guarantee that STG’s existing customers will provide it with new business opportunities or that STG will secure new customers. Moreover, there is no assurance that (i) STG would be invited to, or be made aware of, the bidding process for new projects, (ii) the terms and conditions of the new contracts would be comparable to the existing contracts, or (iii) STG’s tenders would be selected by customers. In the competitive bidding process, STG may have to lower its service charges or offer more favorable terms to prospective customers in order to increase the competitiveness of its bids. If STG is unable to reduce its service fees accordingly and maintain its competitiveness, our results of operations would be adversely affected. Furthermore, STG’s customers typically maintain an evaluation system to ensure that the service providers meet certain standards of management, industrial expertise, financial capability, reputation and regulatory compliance when contemplating bids, which critera may change from time to time. There is no assurance that STG will continue to meet its customers’ requirements, in which case STG may not be granted contracts with such customers and STG’s reputation, business operations, as well as our financial condition and results of operations, may be adversely affected.

Errors or inaccurate estimations in a project duration and/or our costs when determining the tender price or an increase in construction costs may adversely affect our profitability or result in substantial loss incurred by us.

STG’s service contracts for processing steel reinforcing bar are awarded through a competitive tendering process. STG determines a tender price by estimating its operating costs as specified in the tender invitation documents. There is no assurance that tenders submitted by STG contain no mistake and error. Such mistakes and errors may be in the form of an inaccurate estimation, oversight of important tender terms, inadvertent typographical errors, errors in calculations, etc. Further, our operating costs may increase due to inflation of labor costs. In the case of contracts awarded to STG with mistakes or errors in the submitted bid, or if there is a substantial increase in labor costs, STG may be bound by the contract to undertake or complete such project at a substantial loss, and our profitability under such circumstances may be adversely affected.

Inaccurate estimation of a production schedule, production costs and technical difficulties in the bidding process may result in cost overruns when STG actually executes the awarded contracts. Many factors affect the time taken and the costs actually involved in the processing of steel reinforcing bar by STG. Examples of such factors include variations to the production plans demanded by customers, stringent technical product requirements, threatened claims and material disputes with general contractors, accidents and changes in a public authority’s policies, other unforeseen problems or circumstances may also occur during production. If any of such factors arises and remains unresolved, completion of construction works may be delayed or we may be subject to cost overruns or STG’s customers may even be entitled to unilaterally terminate the contract.

In addition, STG’s failure to process steel reinforcing bars according to specifications and quality standards may result in disputes, contract termination, reputational harm, liabilities and/or lower returns than anticipated. Such delays or failure to complete and/or unilateral termination of a contract by customers may cause our revenue or profitability to be lower than we originally expected. We cannot guarantee that we will not encounter cost overruns or delays on our current and future projects. If such cost overruns or delays occur, we may experience increases in costs exceeding our budget or be required to pay liquidated damages, any of which events could reduce or eliminate the profits on the affected contracts.

Delay in the commencement and progress of public projects, which may be caused by factors such as political disagreements in relation to such projects, delay in approval of funding proposals due to objections or legal actions by the affected members of the public, and the occurrence of large-scale occupation activities may adversely affect STG’s operations and results of operation.

For the fiscal years ended December 31, 2023 and 2024, the revenue derived from construction projects in the public sector amounted to $3.5 million and $9.3 million respectively, of which 98% and 91% were derived from the five largest public sector projects during the same periods. Delay in the commencement and progress of public projects may be caused by, among other things, political disagreements in relation to such projects, delays in approval of the funding of proposals for public works due to objections, protests or legal actions by affected residents or entities. Any large-scale protests or occupation activity may also delay the construction works to be carried out in the affected areas. STG’s engagement in public sector projects may also depend on the timing of the funding approval by the applicable committees of the Legislative Council of Hong Kong.

As a result, there may be uncertainty on the commencement date of the public sector projects (hence uncertainty on the demand of STG’s steel reinforcing bar processing services), which may adversely affect our operations and financial position, including, but not limited to, our revenue for a given year, resource allocation and our analysis of the forecasted amount and timing of cash inflows and outflows of STG. Nevertheless, for the fiscal years ended December 31, 2023 and 2024, we did not experience any delay in the commencement and/or progress of public projects that had a material adverse impact on our business, financial condition or results of operations.

The construction services industry is highly schedule-driven, and failing to meet the schedule requirements of STG’s contracts could adversely affect its reputation and expose it to financial liability.

In some instances, STG commits to completing the production schedule by specific dates. Failing to meet these contractual schedule or completion requirements may result in various adverse consequences. These may include liability for costs due to delays, such as contractually agreed-upon liquidated damages or a requirement to cover the customers’ actual costs arising from such delays. Furthermore, delays can lead to reduced profits or losses with respect to a production schedule, damage to STG’s reputation, and could ultimately have a significant adverse impact on our financial position.

We have a limited operating history.

We have a limited operating history since 2021. It may therefore be difficult to evaluate our future prospects accurately, which will be primarily dependent on our ability to secure tenders on construction projects and on other factors such as our ability to meet the evolving technological requirements in the construction industry.

We incurred net losses for the fiscal year ended December 31, 2023.

For the fiscal years ended December 31, 2023 and 2024, we recorded gross profit of $0.5 million and $3.6 million, respectively. In the same periods, we recorded net loss of $0.5 million and net profit of $1.4 million, respectively. Our increase in net profit is primarily due to the significant increase in the revenue from fiscal years 2023 to 2024. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” for more information.

There is no assurance that we will be able to continue to generate profits in the future. Our ability to achieve future profitability depends largely on our ability to secure construction projects tenders and manage our costs and expenses. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow on a consistent basis.

Repayment of shareholder’s loans.

As at December 31, 2024, we had total liabilities of $14.0 million which comprised loans of $9.7 million   from a shareholder, which is repayable in December 2026. If we are required to repay the shareholder loan when due, we may need to divert cash resources from business operations, capital expenditures or other corporate purposes, which could impair our financial flexibility. In the event that we are unable to repay the shareholder loan, we may be forced to seek alternative financing on unfavorable terms, which could adversely affect our financial condition and business operations. There is no assurance that we will be able to refinance or restructure the shareholder loan on acceptable terms, if at all. Any adverse developments related to such shareholder loan could materially and adversely affect our business, financial condition, results of operations, and the trading price of our securities.

The possibility of disruption, delay or equipment failure in our production facilities.

We operate an off-site prefabrication yard in Hong Kong that specializes in the fabrication processing and fabricating of steel reinforcing bars tailored to the specific requirements of our customers. Our production facilities play a crucial role in supporting our operations as it allows us to efficiently cut and bend steel reinforcing bar accurately that meet the requirements of our customers. However, there can be no assurance that our facility will remain free from mechanical failure or operational disruptions. Our facility is subject to wear and tear, power supply issues, software or hardware malfunctions, or unforeseen technical problems that could interrupt production. In the event of a breakdown or deficiency, particularly if such issues are not promptly identified and addressed, the resulting downtime could lead to significant operational delays. These disruptions may compromise our ability to meet project timelines and fulfill contractual obligations, which could in turn harm our reputation within the market. Failure to deliver on time or at the expected quality could hinder our competitiveness when bidding for future tenders.

Potential delay from suppliers and increase in raw materials price.

Although our customers normally provide us with the steel bars or coils, we may be occasionally required by our customers to purchase the steel bars/coils for them to carry out the fabrication process for them. If we fail to purchase the raw materials such as the steel bar/coil on time, our production schedule may be delayed and we may not meet the deadlines imposed by our customers, which can lead to potential loss of sales in the future and an adverse impact on our reputation. In addition, steel is a key material in the construction industry and its price is subject to fluctuation. If there are any construction projects which we are responsible for the procurement of raw materials in the future when there is an increase in steel price, our profit margins may be adversely impacted.

Competition from traditional on-site processing of steel reinforcing bars.

Although we operate an off-site fabrication yard, the construction market in Hong Kong remains reliant on traditional on-site rebar processing, where workers manually cut and bend rebar at the construction sites. While off-site fabrication can offer efficiency and quality benefits, many contractors and developers are accustomed to on-site rebar processing due to long-standing industry norms, perceived flexibility and lower perceived logistical complexity. As such, convincing these market participants to transition to off-site fabrication may require time, effort and education

Failure to maintain safe work sites could result in significant losses, thereby potentially impacting our business and reputation materially.

As STG may from time to time responsible for the delivery of the prefabricated steel reinforcing bars to construction sites of its customers, the construction sites pose potential hazards to its employees. Therefore, safety is a primary focus of our business, crucial to our reputation and operational performance. Neglecting to implement or effectively enforce safety procedures could result in employee injuries, investigations, and potential litigation. Inadequate safety standards, despite STG’s safety programs, may further lead to reduced profitability or the loss of projects and customers.

There is no guarantee that STG can continue to lease with Hong Kong Science and Technology Park Corporation.

STG currently leases a premises in the Yeun Long InnoPark from the Hong Kong Science and Technology Park Corporation as its production base which will expire in November 2027. There is no guarantee that the Hong Kong Science and Technology Park Corporation will renew the lease after its expiry. Under the circumstances, we will be required to seek for another production base with a higher rent and incur substantial cost for relocation.

There is no guarantee that STG’s safety measures and procedures implemented at the construction sites will prevent the occurrence of industrial accidents of all kinds, which, in turn, might lead to claims and liability in respect to employees’ compensation, personal injuries, fatal accidents, and/or property damages.

STG has implemented work safety measures and procedures for its operating staff. However, STG relies on its personnel to oversee the implementation of these safety measures, and it cannot guarantee that all measures are consistently followed at all times. Furthermore, we can provide no assurance that the safety protocols are entirely sufficient to prevent all types of accidents. If STG’s safety measures and procedures prove inadequate or are not strictly adhered to, it may lead to an accident for which STG may be sued. Consequently, this could result in liability for, and claims related to employees’ compensation, personal injuries, fatal accidents, and/or property damage against STG for which insurance carried by STG or a general contractor may be insufficient.

There is no guarantee that STG will be remained in the CEDD’s “List of Approved Steel Reinforcing Bar Prefabrication Yards”.

Our prefabrication yard is admitted as one of the six offsite steel reinforcing bar prefabrication yard approved by the CEDD in 2023. An approved prefabrication yard like us is required to maintain the compliance with the relevant quality assurance requirements for retention on CEDD’s “List of Approved Steel Reinforcing Bar Prefabrication Yards”. If we fail to satisfy the requirements set out by the CEDD, STG will be excluded from the list and therefore its steel reinforcing bar products may not be used in the public construction work of the Hong Kong government which will in turn have a material adverse impact on our revenue and financial condition. Nonetheless, since our admission to the list, we have not experienced any non-compliance with the standards and requirements set out by CEDD.

We rely heavily on our key executives, management team, and professional staff.

Our success and growth hinge on the knowledge, experience, and expertise of our management team. It is therefore crucial for us to retain skilled management and technical personnel with the necessary industry expertise. We have secured service agreements with each director and employment contracts with our senior management and technical staff. These agreements and contracts are terminable by either party.

The potential departure of a significant number of directors, senior management, or key personnel with essential expertise could adversely impact our operations if suitable replacements cannot be promptly secured. There is no guarantee that we will successfully attract and retain qualified staff, or that existing team members will not resign in the future.

Our insurance coverage may be inadequate to protect us from potential losses.

We have acquired employee compensation insurance for our directors, full-time employees and contracted workers. Besides the above, no other property insurance, business interruption insurance, directors, employees, fiduciary liability and officers liability insurance, or general third-party liability insurance is maintained. There is no guarantee that all potential losses and expenses arising from damages or liabilities related to our business can be fully reimbursed by our existing insurance coverage. If such insurance fails to cover such losses, damages, or liabilities entirely, the resulting payments that may be required to address these issues could materially adversely affect our business.

We may be subject to litigation, arbitration, or other legal proceeding risk.

We may face arbitration claims and lawsuits as part of our regular business activities. As of the date of this prospectus, the Company is not aware of any impending legal proceedings that, in the view of our management, are likely to significantly impact our business, financial condition, or operations. Legal actions brought against us could lead to settlements, judgments, injunctions, fines, penalties, or other outcomes that may be unfavorable. A substantial judgment, settlement, fine, or penalty could have a material impact on our operating results or cash flows for a specific period, depending on our financial performance during that period. Additionally, such outcomes could potentially cause significant reputational damage, adversely affecting our business prospects.

A prolonged outbreak of the COVID-19 pandemic or any other similar health crisis could significantly harm our business, operating results, and financial condition.

The pandemic triggered significant supply chain disruptions globally. For instance, prolonged lockdowns in major business hubs like Shanghai disrupted logistics severely, causing delays in the transport of goods. These disruptions, compounded by lockdowns in multiple countries, labor shortages, increased demand for goods, logistics network disruptions, and capacity constraints, resulted in higher freight costs and longer delivery times. Companies, including ours, reliant on construction materials faced challenges such as plant closures and supply shortages across the extended supply chain.

Furthermore, outbreaks of COVID-19 among construction site personnel could lead to labor shortages and temporary halts in construction operations, negatively impacting productivity and project timelines.

The potential resurgence of COVID-19 due to new variants, or any other similar health crisis, may pose a risk to our business. As of the date of this prospectus and for the fiscal years ended December 31, 2023 and 2024, STG has not been materially impacted by the COVID-19 pandemic or any other health crisis. However, future impacts on our operational results will depend largely on developments and information emerging about the duration and severity of any resurgence of COVID-19 or any similar health crisis, as well as governmental responses, which are beyond our control.

Given the global economic slowdown and market volatility exacerbated by the pandemic’s impact on the construction industry, there is no guarantee that STG will sustain the growth rates experienced or projected. We remain vigilant, closely monitoring developments through 2024 and beyond.

Risks Related to Our Ordinary Shares

There has been no public market for our Ordinary Shares prior to this offering; if an active trading market does not develop, you may not be able to resell our Ordinary Shares at any reasonable price.

The offering under this prospectus is an offering of our Ordinary Shares. Prior to the closing of the offering, there was no public market for our Ordinary Shares. While we plan to list our Ordinary Shares on the Nasdaq Capital Market, our listing application may not be approved. If our application to the Nasdaq Capital Market is not approved or we otherwise determine that we will not be able to secure the listing of the Ordinary Shares on the Nasdaq Capital Market, we will not complete the offering. In addition, an active trading market may not develop following the closing or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your Ordinary Shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling Ordinary Shares and may impair our ability to acquire other companies by using our Ordinary Shares as consideration.

The trading price of our Ordinary Shares could be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to the investors.

There have been instances of extreme share price run-ups followed by rapid price declines and strong share price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trade and large spreads in bid and ask prices. Such volatility, including any share price run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading prices volatility and wide fluctuations could be due to factors beyond our control. This may happen due to broad market and industry factors, such as performance and fluctuation in the market prices or underperformance or deteriorating financial results of other listed companies based in Hong Kong and China. For example, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence the prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. The trading performances of other Hong Kong and Chinese companies’ securities after their offerings may affect the attitudes of investors toward Hong Kong-based, U.S.-listed companies, which consequently may affect the trading performance of our Ordinary Shares, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure, or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors toward Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are unrelated to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares.

In addition to the above factors, the price and trading volume of our Ordinary Shares may be highly volatile due to multiple factors, including the following:

●	regulatory developments affecting us or our industry;

●	variations in our revenues, profit, and cash flow;

●	changes in the economic performance or market valuations of other financial services firms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	detrimental negative publicity about us, our services, our officers, directors, Controlling Shareholder, our business partners, or our industry;

●	announcements by us or our competitors of new service offerings, acquisitions, strategic relationships, joint ventures, capital raisings, or capital commitments;

●	additions to or departures of our senior management;

●	litigation or regulatory proceedings involving us, our officers, directors, or Controlling Shareholder;

●	release or expiry of lock-up or other transfer restrictions on our outstanding Ordinary Shares; and

●	sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional Ordinary Shares and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all. In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition.

If we fail to meet applicable continued listing requirements, Nasdaq may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

Assuming our Ordinary Shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The U.S. National Securities Markets Improvement Act of 1996 prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our Ordinary Shares will be listed on Nasdaq, such securities will be covered securities. Although states are pre-empted from regulating the sale of our securities, this statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Our pre-IPO shareholders will be able to sell their shares after completion of this offering subject to restrictions under Rule 144.

Our pre-IPO shareholders may be able to sell their Ordinary Shares pursuant to Rule 144 under the Securities Act after completion of this offering. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the initial public offering price. This fact could impact the trading price of the shares following completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

If you purchase our Ordinary Shares in this offering, you will incur immediate and substantial dilution in the book value of your shares.

If you purchase our Ordinary Shares in this offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of $[*] per share, representing the difference between our pro forma net tangible book value per share of $[*] as of December 31, 2024, after giving effect to the net proceeds to us from this offering, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus, and an assumed public offering price of $[*] per share (being the midpoint of the price range set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be more volatile than it otherwise would be.

As a company conducting a relatively modest public offering, we are subject to the risk that a small number of investors may hold a high percentage of Ordinary Shares sold in this offering, even if the initial sales by the underwriters comply with the Nasdaq listing requirements. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their stock price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares and we may cease to meet the Nasdaq public stockholder requirements.

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

As of the date of this prospectus, our Controlling Shareholder holds 80.2% of our Ordinary Shares. After this offering, our Controlling Shareholder will hold [*]% of our Ordinary Shares. We will be a “controlled company” as defined under the Nasdaq Stock Market Rules because, immediately after the completion of this offering, our Controlling Shareholder will own [*]% of our total issued and outstanding Ordinary Shares, representing approximately [*]% of the total voting power.

The interests of these shareholders may not be the same as or may even conflict with your interests. For example, these shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Ordinary Shares as part of a sale of us or our assets and might affect the prevailing market price of our Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our board of directors may decline to register the transfer of Ordinary Shares in certain circumstances.

Our board of directors may under certain circumstances decline to register a transfer including any Ordinary Share which is not fully paid up or on which we have a lien. Further, our board of directors may generally require any shareholder or any person proposing to acquire our shares to provide information to show the right to make the transfer. If any such shareholder or proposed acquirer does not provide such information, or if our board of directors has reason to believe that any certification or other information provided pursuant to any such request is inaccurate or incomplete, our board of directors may delay or decline to register any transfer or to effect any issuance or purchase of shares to which such request is related.

Our directors may also decline to register any transfer of any Ordinary Share unless (i) a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our board of directors may from time to time require is paid to us in respect thereof; (ii) the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates, and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (iii) the instrument of transfer is in respect of only one class of Ordinary Share; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four; and (v) if required, the instrument of transfer is properly stamped.

If our directors refuse to register a transfer, they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor was lodged and the transferee notice of such refusal. The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board of directors may determine. The period of 30 days may be extended for a further period or periods not exceeding 30 days in respect of any year if approved by our Shareholders by ordinary resolution.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with the Depository Trust Company. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the Depository Trust Company systems.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for our steel reinforcing bar cutting and bending business and other corporate purposes (see the section headed “Use of Proceeds” on page 52”). Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Ordinary Shares.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the effectiveness of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We will design our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. All dividends are subject to certain restrictions under the Cayman Islands law, namely the Company may only pay dividends either out of profit or share premium account, provided that in no circumstances may a dividend be paid out of share premium if such payment would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

We currently intend to retain all remaining funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any further dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and will be subject to the restrictions contained in any future financing instruments.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Ordinary Share price or trading volume to decline.

If a trading market for our shares develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Ordinary Shares will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of the foregoing, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may have more difficulty protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by the provisions of our Amended and Restated Memorandum and Articles, and by the provisions of the Cayman Islands Companies Act and the common law of Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders, and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands.

The rights of shareholders and the fiduciary responsibilities of our directors and officers under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States, and some states (such as Delaware) have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands-exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, our Amended and Restated Memorandum and Articles contain provisions that expressly grant our shareholders the right to inspect our register of members without charge.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practices with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors, or our Controlling Shareholder than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Cayman Islands Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Cayman Islands’ economic substance requirements may have an effect on our business and operations.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (the “ES Act”) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the ES Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities,” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the ES Act. Notwithstanding the foregoing, all companies, whether a relevant entity or not, are required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect to a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their ownership of the shares and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a regular basis as press releases, distributed pursuant to the rules and regulations of Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer under the Exchange Act, we are permitted to take advantage of certain provisions in the Nasdaq Listing Rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. For instance, we are permitted to follow the corporate governance practice of our home country in lieu of the following Nasdaq corporate government governance requirements:

●	the requirement under Section 5605(b)(2) of Nasdaq Listing Rules that the independent directors have regularly scheduled meetings at which only the independent directors are present;

●	the requirement under Section 5610 of the Nasdaq Listing Rules that a company adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available; and

●	the shareholder approval requirement under Section 5635, including the requirement under Section 5635(d) of Nasdaq Listing Rules that a listed issuer obtain shareholder approval prior to issuing or selling securities (or securities convertible into or exercisable for ordinary shares) that equal 20% or more of the issuer’s outstanding ordinary shares or voting power prior to such issuance or sale.

Cayman Islands law does not impose a requirement that our independent directors meet regularly without other members present. Nor does Cayman Islands law require that we obtain shareholder approval prior to issuing or selling securities that equal 20% or more of our outstanding Ordinary Shares or voting power. Nor does Cayman Islands law require that we adopt one or more codes of conduct applicable to all directors, officers, and employees, and that such codes are publicly available.

If in the future we decide to follow home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards, holders of our Ordinary Shares will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S.-listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer in order to maintain a listing on a U.S. securities exchange.

There can be no assurance that we will not be a Passive Foreign Investment Company (“PFIC”) for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of our Ordinary Shares.

A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income, or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our current and expected income and assets (taking into account the expected cash proceeds and our anticipated market capitalization following this offering), we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the Internal Revenue Service (“IRS”) will agree with our conclusion or that the IRS would not successfully challenge our position. Fluctuations in the market price of our Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test may be determined by reference to the market price of our Ordinary Shares. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. If we were to be or become a PFIC for any taxable year during which a U.S. holder holds our Ordinary Shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Material Tax Income Consideration — Material U.S. Federal Income Tax Considerations for U.S. Holders — PFIC Consequences.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We do not plan to opt out of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30; and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our IPO, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a “controlled company” under the rules of the Nasdaq Capital Market, we may choose to exempt our Company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Under Section 5615(a)(7) of the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq Listing Rules, the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors and the requirement that our director nominees be selected or recommended solely by independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Listing Rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq Capital Market corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to be less attractive to certain investors or otherwise harm our trading price.

Dilution of Shareholders’ equity interests.

We may need to raise additional funds to finance the future expansion of our existing operations or new acquisitions. As such, we may raise funds by way of issue of new equity or equity-linked securities of our Company to investors, in which case the percentage shareholding of our existing shareholders may be diluted or reduced.

INDUSTRY AND MARKET DATA

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys, as well as estimates by our management based on such data. The market data and estimates used in this prospectus involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such data and estimates. Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus.

While we believe that the information from these industry publications, surveys, and studies is reliable, the industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of important factors, including those described in the section titled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Steel Reinforcing Bars

Steel reinforcing bars, commonly known as rebars, play a crucial role in the construction industry. They are used to enhance the tensile strength of concrete. They allow structures to withstand various stresses and loads without cracking. The prefabrication of rebars for use in construction generally includes bending, cutting and welding to fit specific design requirements. Bending machines are used to shape the rebars into various angles and curves to conform with architectural plans. Cutting tools are employed to trim the rebars to necessary lengths, while welding is sometimes used to join multiple rebars together for added strength and stability.

High flexibility allows the rebars to be shaped and adapted to complex architectural designs, providing versatility in construction. Accurate and precise bending and cutting of rebars are essential for maintaining structural integrity and even distribution of load throughout the building structure, preventing stress concentrations which could lead to cracks or failures. Such accuracy and precision are crucial for the safety and durability of buildings, bridges and other infrastructure, making rebar a fundamental component in modern construction projects. Rebars also contribute to cost-effectiveness in construction projects, as they enhance the durability and longevity of concrete structures, making them more resistant to environmental factors such as temperature changes and moisture, thus reducing the need for frequent repairs and maintenance.

Whilst general contractors of a development project are customarily responsible for supervising the overall progress and quality of construction projects, monitoring daily operation of the construction site and coordinating subcontractors to carry out construction work, they will typically subcontract some of the construction work to subcontractors with specific expertise or capabilities based on their track records, business relationships and capital requirements. By leveraging the expertise of rebar subcontractors on their high efficiency and accuracy in bending, cutting and welding rebars, general contractors can ensure the quality of construction projects to meet specific architectural design requirements, which is crucial for maintaining the structural integrity of the construction. Such sub-contraction of rebar also helps streamline the construction process, as prefabricated rebars can be delivered ready for installation, reducing on-site labor and minimizing delays. Additionally, rebar subcontractors often have access to advanced equipment and technology, enabling them to produce rebar more cost-effectively and with less material wastage. Such collaboration between general contractors and rebar subcontractors not only enhances the overall efficiency and quality of construction projects but also allows general contractors to focus on their core responsibilities, such as project management and coordination.

Market size of the Hong Kong Construction Market

Due to the outbreak of the COVID-19 pandemic in early 2020, the construction industry in Hong Kong experienced a temporary decline from 2020 to 2022 due to the delays in the progress of the then ongoing construction projects and the commencement of new construction projects in Hong Kong. As the COVID-19 pandemic gradually subsided and the pandemic-related policies were relaxed in the first quarter of 2022, the construction industry started to recover since then. According to the Construction Industry Council of Hong Kong, the aggregate expenditure in Hong Kong for building work in both the public and private sectors and the civil works in the public sector (i.e., the construction work that most required the use of steel reinforcing bars) increased from US$17.6 billion in 2022 to a forecasted average of US$20.9 billion in 2025, representing a CAGR of 5.9%.

In recent years, the Hong Kong government has significantly advanced land and housing supply projects, which is expected to lead to a surge in the construction industry. Major projects include the Tung Chung New Town Extension, expected to be completed by 2030, and the New Central Harbourfront development, set to finish by 2027. Other notable projects include the Caroline Hill Road Causeway Bay commercial project, the Kwu Tung North New Development Area and the Yuen Long South New Development Areas, with completion dates ranging from 2026 to 2038. Additionally, the Hong Kong government will commence the development of Northern Metropolis, which aims to transform northern Hong Kong into a vibrant urban area, focusing on innovation, technology and connectivity with Shenzhen, the PRC and is expected to accommodate 2.5 million residents.

These infrastructure projects will significantly boost the construction industry in Hong Kong and therefore drive the demand for rebars in construction of bridges, stadiums, commercial buildings, residential buildings and recreational facilities. Based on the Construction Industry Council of Hong Kong, the expenditure for the above-mentioned types of construction work in Hong Kong is expected to further increase from a forecasted average of $21.6 billion in 2026 to $22.8 billion in 2027, representing a CAGR of 5.3% from 2022.

Source: Construction Expenditure Forecast, Construction Industry Council of Hong Kong

Note:	the amount of construction expenditure for 2023 to 2027 is based on the average of the lower and upper limits estimated by the Hong Kong Construction Industry Council.

The growth drivers of rebar in Hong Kong include:

(i)	the demand generated from the above-mentioned planned and ongoing infrastructural and property developments in both public and private sectors in Hong Kong;

(ii)	the rising demand for technological advancement in construction industry;

(iii)	the growing emphasis and continuous support from the Hong Kong government and the academia for the development of the construction industry to enhance the professionalism, innovation and capabilities of the industry.

Key Growth Drivers

Demand for Public and Private Sectors Development

According to the Hong Kong Government’s Budget 2025-26, the financial secretary of Hong Kong had forecasted a budget deficit of $11.2 billion for the 2024-25 fiscal year, nearly doubled its original estimate of $6.2 billion. It is also expected that there will be a deficit of approximately $8.6 billion for the fiscal year ending March 31, 2026. Despite the anticipated budget deficit, the Hong Kong government had still allocated budgets for strengthening the construction industry and for infrastructural development and proposed to issue $19.2 billion to $25 billion worth of bonds under the Government Sustainable Bond Programme and the Infrastructure Bond Program every year. One of the primary focuses is the development of the Northern Metropolis, which aims to optimize industrial and spatial layouts, creating new opportunities for construction projects. The budget introduces a "large-scale land disposal" model to accelerate the completion of residential, industrial and public facilities, potentially saving over $128.2 billion in public funds. Some of the other sizeable public sector infrastructural projects include cross-boundary projects, namely, the Hong Kong-Shenzhen Western Rail Link (Hung Shui Kiu — Qianhai) and the Northern Link Spur Line; the New Development Areas in Kwu Tung North, Hung Shui Kiu/Ha Tsuen, Yuen Long South and expansion works of the Science Park and Cyberport. Meanwhile, private sector developments are also expected to subsist, including the commercial project in Caroline Hill Road Causeway Bay co-developed by Hysan Development and Chinachem Group (two of the largest property development groups in Hong Kong), which is expected to be completed in 2026. It is expected that the increase in demand for construction works will translate into growth opportunities for the construction industry in Hong Kong.

Advancement in construction industry

As the construction industry advances to accommodate the upgrading of infrastructure and buildings, the importance of rebar processing is becoming increasingly evident. Skilled professionals with expertise in specialized steel technologies and design are in high demand to ensure that new structures are safe, durable, and innovative. The growing trend towards advanced rebar prefabrication techniques is crucial for meeting these standards. In addition, the establishment of the engineering research center for steel construction at the Hong Kong Polytechnic University in 2015 also highlights the rising significance of the rebar and steel construction industry. This center is set to become a hub for cutting-edge research and development, fostering collaboration between academia and industry. The Hong Kong government's support for this initiative underscores its commitment to advancing the sector through education and innovation. By investing in the training and development of skilled professionals, Hong Kong aims to strengthen its construction industry, ensuring it remains competitive and capable of meeting future challenges.

Government and Academia Supporting Industry Growth

The 2025-26 Budget outlines several key policies and funding allocations to support the Construction Industry Council of Hong Kong. One of the primary focuses is enhancing the professionalism, innovation capabilities and cost-effectiveness management of the construction industry. The budget allocates $1.9 million for the Centre of Excellence for Major Project Leaders, which aims to improve the skills and expertise of construction professionals, promoting high standards and innovation within the industry. The rebar industry, as a key segment of Hong Kong’s construction industry, is expected to benefit substantially from the government’s funding to the Construction Industry Council of Hong Kong. Additionally, the government and Construction Industry Council will jointly allocate $12 million to provide on-the-job training subsidies for trainees enrolling in part-time construction-related degree programs so as to encourage more young people to join the construction industry. Furthermore, the Construction Industry Council will allocate $19 million to subsidize on-the-job training for graduates of degree programs in engineering, architecture, surveying, planning, and landscape architecture. It is anticipated that, with more extensive training, the construction industry (including the steel reinforcing bar industry) can overcome its long-standing labor challenges.

Market Trends and Opportunities

Rising technological requirements in the construction industry

The rebar manufacturing industry in Hong Kong is poised for significant growth, driven by the convergence of technological advancements and the construction sector’s evolving demands for precision, efficiency and sustainability. Innovations such as micro-alloying, thermo-mechanical treatment and high-strength deformed bars are transforming the quality, strength and durability of rebars, offering enhanced resistance to corrosion, fatigue and seismic activity. These advancements, coupled with the integration of automated and digital manufacturing technologies, enable unparalleled precision, operational efficiency and cost optimization, aligning with the construction industry’s need for high-performance materials.

The rising adoption of Building Information Modeling (BIM) is further enhancing the industry by enabling more efficient planning, design, and management of construction projects. BIM facilitates the precise modeling of rebar placement, reducing errors, ensuring optimal structural integrity and minimizing material wastage. As BIM adoption accelerates, it is driving demand for rebar that is meticulously manufactured to meet the exact specifications of digital construction models. This trend not only enhances accuracy and efficiency but also delivers substantial cost savings, positioning rebar manufacturers as critical partners in Hong Kong’s progressive construction landscape.

With the construction sector increasingly prioritizing sustainability, safety, and compliance with rigorous standards, the market presents a compelling opportunity for rebar manufacturers equipped to deliver advanced, cutting-edge solutions. The synergy between technological innovation, BIM integration and market demand establishes a strong foundation for the industry to thrive, particularly in Hong Kong’s space-constrained and high-density urban environment. This dynamic landscape offers rebar manufacturers a scalable and high-margin growth trajectory, solidifying their role as key players of modern construction practices.

Sustainability and green building

The rebar manufacturing industry in Hong Kong is strategically positioned to leverage the escalating focus on sustainability and green building practices within the construction sector. As the industry transitions toward eco-friendly solutions, manufacturers embracing sustainable practices, such as utilizing recycled steel scrap and deploying energy-efficient production methods, are securing a distinct competitive advantage. The rising demand for rebar with reduced carbon footprints is propelled by stringent green building certifications and regulatory frameworks that prioritize sustainable construction materials. Off-site rebar prefabrication amplifies these eco-friendly solutions by minimizing on-site waste, optimizing material usage, and reducing energy consumption during construction. This innovative approach not only aligns with rigorous environmental standards but also enhances project efficiency, precision, and timelines, addressing the evolving demands of Hong Kong’s construction landscape. Given these dynamics, off-site rebar prefabricators are uniquely positioned to capitalize on this industry trend, offering cutting-edge, eco-conscious solutions and harnessing the operational efficiencies of prefabrication. This positions them as pivotal players in Hong Kong’s rapidly advancing, sustainability-driven construction market, unlocking significant growth opportunities and long-term value for stakeholders.

Advantages of Off-site Rebar Prefabrication

The off-site rebar prefabrication business represents a transformative growth opportunity, particularly in high-density urban markets like Hong Kong, where space constraints and logistical challenges have long hindered construction efficiency. By shifting the production of steel rebars to off-site facilities, this model addresses critical difficulties for developers, including the need for on-site storage space, project delays, and rising construction costs. In Hong Kong, where land scarcity is a defining characteristic, off-site prefabrication offers a scalable solution to optimize space utilization, reduce material waste, and accelerate project timelines, which are key factors in driving developer adoption.

The global construction industry’s shift toward modular and prefabricated methods, coupled with increasing urbanization and infrastructure development, positions the off-site rebar prefabrication market for robust expansion. In Hong Kong, the construction sector is projected to grow steadily, fueled by government infrastructure initiatives and private sector investments in residential and commercial developments. By aligning with sustainability goals and delivering tangible cost and time savings, off-site rebar prefabrication is uniquely positioned to capture a significant share of this burgeoning market.

As developers increasingly prioritize efficiency and innovation, the off-site rebar prefabrication industry is poised to gain popularity of modern construction practices, offering a scalable business model with substantial growth potential in Hong Kong and beyond. This market opportunity is further amplified by the industry’s ability to address the unique challenges of space-constrained urban environments, making it an indispensable solution for the future of construction.

Market Challenges and Threats

Insufficient Skilled Labor

Due to Hong Kong’s aging population and more stringent requirements on workers’ skills and qualifications, the construction industry has been facing a severe shortage of experienced and skilled labor. According to the “Manpower Forecast for Hong Kong Construction Industry” published by the Construction Industry Council of Hong Kong, there is a shortfall of 15,000 to 20,000 skilled construction workers in Hong Kong in 2025; the average age of the civil and building workers is 51.6, with workers aged 50 and above accounted for 58.7% of the workforce. Lack of skilled labor and the lack of new entrants may cause potential delays in projects as well as quality issues and reworks, which can lead to cost overruns and declined profitability. As such, industry players may face operational pressure, as they may not be able to take up new projects or expand their operations due to lack of manpower, which can also lead to loss of potential business opportunities and slower growth. In the event that STG is unable to hire labor with sufficient skills in adequate numbers, our ability to conduct our operations at the desired level could be impaired, which would have a materially adverse impact on our operating subsidiary’s operations and our results of operation.

Rising Project Requirements

There has been a rising trend of project requirements in the construction industry with respect to sustainability and compliance. With a growing focus on sustainability in construction projects in Hong Kong, there may be more complexity in the design and construction process. For example, incorporating energy-efficient features or green spaces into a building design may require additional planning and expertise. Hong Kong also has strict building codes and regulations in place to ensure the safety and quality of construction projects. Compliance with these regulations can add complexity to the prefabrication process of rebar, particularly for large-scale and complicated projects. In the event that STG is unable to deliver rebars which meet the required standards and complexity of the customers, its operations and ability to generate revenue may be adversely impacted, which, in turn, could have a materially adverse impact on our results of operation.

Hong Kong Government’s Fiscal Deficit

Under the challenges of fiscal deficits and declining reserves in recent years, the Hong Kong government has prioritized its spending, mainly in education and healthcare, and has been reducing overall expenditures to maintain a fiscal balance. As such, infrastructure projects in the public sector may inevitably face budget cuts or delays. This can impact the construction, maintenance and expansion of infrastructure such as roads, bridges and public transportation systems. These public infrastructure works play a significant role in urban development and can act as catalysts for private construction of buildings, as they enhance connectivity, accessibility, and the overall attractiveness of an area. Delay in infrastructure works can lead to a decrease in demand for private construction projects such as residential buildings, commercial complexes, and offices. In the event that the Hong Kong government reduces or delays the budget for infrastructure projects in the public sector, STG might have fewer projects, and its sales and revenues would, consequently, be materially adversely affected, which, in turn, could have a materially adverse impact on our results of operation.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, all our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States, or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have appointed [*] as our agent to receive service of process with respect to any action brought against us in the United States in connection with this offering under the federal securities laws of the United States or of any state in the United States.

Cayman Islands

Enforceability

Conyers, our counsel as to Cayman Islands law, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would: (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have been advised by Conyers, our counsel as to Cayman Islands law, that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Haldanes, our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[*] per Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[*] million if the underwriter does not exercise the Over-Allotment Option, and $[*] million if the underwriter exercises the Over-Allotment Option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately [70]% for enhancement of our production capacity;

●	approximately [20]% for recruitment of additional personnel for middle management and operations; and

●	approximately [10]% for working capital for general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. We do not intend to use any portion of the net proceeds from this offering to repay any part of our bank borrowings and loan due to a related party. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have not previously declared or paid cash dividends and has no plan to declare or pay any dividends in the near future on our shares. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects, other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

Subject to the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles, our board of directors may, by resolution of directors, authorize and declare a dividend to our shareholders at such time and of such an amount as they think fit and if the dividend is to be paid out of our share premium account, they are satisfied that immediately following the date on which the dividend is proposed to be paid, we will be able to pay our debts as they fall due in the ordinary course of our business.

As we are a holding company with no substantial business operations, we will rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur, and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our subsidiaries. According to the BVI Companies Act, a BVI company may declare and pay dividends and make distribution if the directors of the BVI company are satisfied, on reasonable grounds, that the BVI company will immediately after the distribution, satisfy the statutory solvency test, i.e. the value of the BVI company’s assets exceeds its liabilities and the BVI company is able to pay its debts as they fall due. According to the Hong Kong Companies Ordinance, a Hong Kong company may only make a distribution out of profits available for distribution. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect to dividends paid by us.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2024, on:

●	an actual basis; and

●

a pro forma basis to give effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, assuming the underwriter does not exercise the Over-Allotment Option.

You should read this information together with our audited consolidated financial statements appearing elsewhere in this prospectus and the information set forth under the sections titled “Use of Proceeds,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2024
	Actual	Pro forma(1)
	$’000	$’000
Ordinary Shares, $0.0001 par value, 500,000,000 Ordinary Shares authorized, 23,750,000 Ordinary Shares issued and outstanding; 25,000,000 Ordinary Shares issued and outstanding pro forma	2	2
Additional paid-in capital	1,449	[*]
Subscription receivables	(2)
Retained earnings	343	343
Exchange reserve	8	8
Total shareholders’ equity	1,800	[*]
Bank borrowings	-	-
Total capitalization	1,800	[*]

(1)

Reflects the sale of Ordinary Shares in this offering at an assumed IPO of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive after deducting the underwriting discounts (underwriting discount equal to [*]% per Ordinary Share), non-accountable expense allowance and estimated offering expenses payable by us ($[*] million). We estimate that such net proceeds will be approximately $[*] million. For an itemization of an estimation of the total offering expenses payable by us, see “Expenses Related to this Offering.”

DILUTION

If you invest in our Ordinary Shares in this offering, your interest will be immediately diluted to the extent of the difference between the initial public offering price per Ordinary Share in this offering and the net tangible book value per Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Ordinary Share is substantially in excess of the net tangible book value per Ordinary Share. As of December 31, 2024, we had a historical net tangible book value of $1,800,000, or $0.076 per Ordinary Share. Our net tangible book value per Ordinary Share represents total tangible assets less intangible asset, all divided by the number of Ordinary Shares outstanding as of December 31, 2024.

After giving effect to the sale of Ordinary Shares in this offering at the assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus), we will have [*] Ordinary Shares outstanding, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 2024 would have been $[*], or $[*] per Ordinary Share. This represents an immediate increase in pro forma net tangible book value of $[*] per Ordinary Share to existing investors and immediate dilution of $[*] per Ordinary Share to new investors. The following table illustrates this dilution to new investors purchasing Ordinary Shares in this offering:

	Post-Offering(1)		Full Exercise of the Over- Allotment Option(2)
Assumed initial public offering price per Ordinary Share	$	[*]	$	[*]
Net tangible book value per Ordinary Share as of December 31, 2024	$
Increase in pro forma net tangible book value per Ordinary Share attributable to new investors purchasing Ordinary Shares in this offering	$
Pro forma net tangible book value per Ordinary Share after this offering	$
Dilution per Ordinary Share to new investors in this offering	$

(1)	Assumes gross proceeds from the offering of [*] Ordinary Shares, and assumes that the Over-Allotment Option has not been exercised.

(2)	Assumes gross proceeds from the offering of [*] Ordinary Shares, and assumes that the Over-Allotment Option has been exercised in full.

Each $1.00 increase (decrease) in the assumed initial public offering price of $[*] per Ordinary Share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) our pro forma net tangible book value as of December 31, 2024, after this offering by approximately $[*] per Ordinary Share, and would increase (decrease) dilution to new investors by $[*] per Ordinary Share, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts, non-accountable expense allowance, and estimated offering expenses payable by us.

If the underwriter exercises the Over-Allotment Option in full, the pro forma net tangible book value per Ordinary Share after this offering would be $[*], the increase in net tangible book value per Ordinary Share to existing shareholders would be $[*], and the immediate dilution in net tangible book value per Ordinary Share to new investors in this offering would be $[*].

To the extent that we issue additional Ordinary Shares in the future, there will be further dilution to new investors participating in this offering.

The following table summarizes, on a pro forma basis as of December 31, 2024, the differences between the existing shareholders and the new investors with respect to the number of Ordinary Shares purchased from us in this offering, the total consideration paid, and the average price per Ordinary Shares paid at the assumed initial public offering price of $[*] per Ordinary Shares, the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts, non-accountable expense allowance and estimated offering expenses. The total number of Ordinary Shares does not include Ordinary Shares issuable upon the exercise of the Over-Allotment Option granted to the underwriter.

	Ordinary Shares purchased		Total consideration			Average price per Ordinary
	Number	%	Amount		%	Share
Existing shareholders	23,750,000	%	$	[*]		$	[*]
New investors		%	$	[*]		$	[*]
Total		%	$	[*]		$	[*]

The pro forma information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

STG, our wholly-owned operating subsidiary incorporated in Hong Kong in June 2021, is owned as to 50% and 50% by SMP and Smart Rebar respectively.

Since December 2024, we have undergone a reorganization of our legal structure such that (i) on December 27, 2024, Star Equity became the sole shareholder holding 100% interest of SMP and Smart Bar; (ii) we were incorporated under the laws of the Cayman Islands on April 17, 2025 with Star Equity being our sole shareholder; (iii) on the same date (April 17, 2025), Star Equity transferred 100% of its interest in SMP and Smart Rebar to us. As a result of the reorganization completed on April 17, 2025, we became the holding company of SMP and Smart Rebar and therefore wholly-owned STG. Since each of SMP, Smart Rebar and STG has been under the common control of the same controlling shareholder, Star Equity, both before and after the reorganization, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and are the holding company of our BVI and Hong Kong subsidiaries. We have no material operations of our own. We conduct our operations primarily in Hong Kong through our operating subsidiary, STG. STG is a steel reinforcing bar service provider providing offsite cut-and-bend services to our customers engaged in the construction projects in public and private sectors in Hong Kong.

Our principal office is located at 51 & 53 Fu Hi Street, Yuen Long, Hong Kong. Our telephone number is +852 2186 9085. Our registered office in the Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is [*], located at [*]. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

On April 23, 2025, Star Equity sold an aggregate of 19.8% of our issued share capital to four investors for an aggregate consideration of $154,440. As of the date of this prospectus, our Controlling Shareholder owns 80.2% of our issued share capital and the remaining 19.8% of our share capital is held as to 4.98% by Daily Charm Inc., as to 4.97% by Miracle Worldwide Investment Limited, as to 4.95% by Max Premier Limited and as to 4.9% by Jumbo Harbour Group Limited.

Upon completion of this offering based on a proposed number [*] Ordinary Shares being offered, (assuming no exercise of the Over-Allotment Option), our share capital will be owned as to [*]% by Star Equity, as to [*]% by Daily Charm Inc., as to [*]% by Miracle Worldwide Investment Limited, as to [*]% by Max Premier Limited, as to [*]% by Jumbo Harbour Group Limited and as to the remaining [*]% by the public shareholders.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans, and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” section of this prospectus to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We, through STG, our wholly owned operating subsidiary, are a steel reinforcing bars service provider in Hong Kong operating one of the six steel reinforcing bar prefabrication yards approved by the CEDD in Hong Kong, providing customized offsite cut-and-bend services to our customers at our prefabrication yard. The prefabricated steel reinforcing bars produced are ready for immediate use, with consistent product quality that would reduce the works on construction site, yield better safety and less construction wastage.

Our direct customers are mostly the registered general building contractors under the HKBO and subcontractors of various types of building and infrastructure projects in Hong Kong. We principally provide prefabricated steel reinforcing bars for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by public authority, while private sector projects refer to projects that are not public sector projects. We are a fast growing company and our revenue increased by 113% from $6.2 million for the fiscal year ended December 31, 2023 to $13.2 million for the fiscal year ended December 31, 2024. Our revenue mainly comprised of (i) subcontracting fees for the bending and cutting of steel reinforcing bars (where we processed 31,500 and 57,800 tonnes of steel reinforcing bars during the fiscal years of 2023 and 2024 respectively); (ii) rental income from leasing of our machineries; and (iii) transportation income from delivering the prefabricated steel reinforcing bars to our customer’s construction sites.

During the fiscal years 2023 and 2024, we have been engaged to undertake a number of large scale construction projects in the public and private sectors including the public housing projects in Yuen Long, Fanling, Tuen Mun and Ngau Tau Kok, Hong Kong, the rebar fixing and drainage works for the Hong Kong Western Harbour Crossing and a number residential developments in the private sector.

Results of Operations

Comparison of Fiscal Years Ended December 31, 2023 and 2024

The following table sets forth key components of our results of operations for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Years Ended December 31
($’000)	2023	2024	Variance	%
Revenue – third parties	$4,317	12,668	8,351	193.4%
Revenue – related parties	1,854	500	(1,354)	(73.0)%
Cost of revenue	(5,659)	(9,567)	(3,908)	69.1%
Gross profit	512	3,601	3,089	603.3%
Other income	48	634	586	1,220.8%
Allowance for credit loss on accounts receivables	(30)	(238)	(208)	693.3%
Administration expenses	(670)	(1,593)	(923)	137.8%
(Loss)/profit from operations	(140)	2,404	2,544	1,817.1%
Finance costs	(410)	(908)	(498)	121.5%
(Loss)/profit before taxation	(550)	1,496	2,046	372.0%
Income tax expenses	-	(56)	(56)	100.0%
(Loss)/profit attributable to shareholders	$(550)	1,440	1,990	361.8%

Other comprehensive income
Exchange differences on translation of foreign operations	(6)	17	23	383.3%
Total comprehensive income attributable to shareholders	$(556)	1,457	2,013	362.1%

Revenue

Our revenue mainly comprised of (i) sub-contracting income for bending and cutting the steel reinforcing bars in accordance with our customers’ specifications for use in their construction projects; (ii) rental income from leasing of our machineries; (iii) transportation income from delivering the prefabricated steel reinforcing bars to the customers’ construction sites.

Our revenue increased by 113.4% from $6.2 million for the fiscal year ended December 31, 2023 to $13.2 million for the fiscal year ended December 31, 2024, the increase was attributable to our admission to the CEDD’s “List of Approved Steel Reinforcing Bar Prefabrication Yards” in February 2023 which had significantly enhanced our market recognition and enabled us to successfully bid more construction projects, particular construction projects from the public sector.

The following table sets forth the breakdown of our revenue for the fiscal years ended December 31, 2023 and 2024, respectively

	For the Fiscal Years Ended December 31				Variance
($’000)	2023	%	2024	%	Amount	%
Subcontracting income from bending and cutting of steel reinforcing bar	$4,012	65.0%	$8,639	65.6%	$4,627	115.3%
Transportation income	1,191	19.3%	2,275	17.3%	1,084	91.0%
Rental income from leasing of machineries	968	15.7%	2,254	17.1%	1,286	132.9%
Total	$6,171	100.0%	$13,168	100.0%	$6,997	113.4%

The following table sets forth the breakdown of our revenue by sectors for the fiscal years ended December 31, 2023 and 2024, respectively:

	For the Fiscal Years Ended December 31				Variance
($’000)	2023	%	2024	%	Amount	%
Public sector
– Infrastructure and public facilities	$2,055	33.3%	$1,222	9.3%	$(833)	(40.5)%
– Residential	1,409	22.8%	8,040	61.0%	6,631	470.6%
	3,464	56.1%	9,262	70.3%	5,798	167.4%
Private sector
– Commercial/infrastructure	323	5.2%	232	1.8%	(91)	(28.2)%
– Residential	2,384	38.7%	3,674	27.9%	1,290	54.1%
	2,707	43.9%	3,906	29.7%	1,199	44.3%

Total	$6,171	100.0%	$13,168	100.0%	$6,997	113.4%

Public Sector

Revenue derived from the public sector for the fiscal year ended December 31, 2024 was $9.3 million, representing an increase of $5.8 million or 167.4% from $3.5 million for the fiscal year 2023. As mentioned above, the increase in our revenue derived from the public sector for the fiscal year ended December 31, 2024 was mainly due to our admission to the CEDD’s “List of Approved Steel Reinforcing Bar Prefabrication Yards” in February 2023 which enabled us to successfully bid more government construction projects.

Private sector

Revenue derived from the private sector for the fiscal year ended December 31, 2024 was $3.9 million, representing an increase of $1.2 million or 44.3% from $2.7 million for the fiscal year 2023. As mentioned above, due to the enhancement of our market recognition as a result of our admission to the CEDD’s “List of Approved Steel Reinforcing Bar Prefabrication Yards” which enable us to successfully bid more tenders in the private sector.

Cost of revenue

The following table set forth the breakdown of our cost of revenue for the fiscal years ended December 31, 2023 and 2024, respectively:

	For the Fiscal Years Ended December 31				Variance
($’000)	2023	%	2024	%	Amount	%
Staff salaries and benefits	$3,307	58.4%	$6,447	67.4%	3,140	95.0%
Lease expenses	999	17.7%	1,356	14.2%	357	35.7%
Vehicle and transportation expenses	702	12.4%	796	8.3%	94	13.4%
Depreciation	372	6.6%	385	4.0%	13	3.5%
Factory expenses	123	2.2%	242	2.5%	119	96.7%
Insurance	-	-%	127	1.3%	127	100%
Utilities	65	1.1%	94	1.0%	29	44.6%
Others	91	1.6%	120	1.3%	29	31.9%
Total	$5,659	100.0%	$9,567	100.0%	$3,908	69.1%

Our cost of revenue during the fiscal years ended December 31, 2023 and 2024 comprised:

Staff salaries and benefits

It represents the salaries, other welfare and allowances and contributions to the retirement benefit scheme provided to our operating staff. The increase was mainly attributable to the employment of more contracted workers given the increase in demand of our subcontracting services.

Lease expenses

It represents the lease expenses for our prefabrication yard and storage. The increase was mainly attributable to the lease of additional parcels of land for storage.

Vehicle and transportation

It mainly represents the expenses for our vehicles to transport our steel reinforcing bar products to our customers.

Depreciation

It mainly represents the depreciation of our machinery and equipment in our factory.

Factory expenses

It mainly comprised the management fee, the rent and rates of our factory and the repair and maintenance expenses for our machinery and equipment.

Gross profit and gross profit margin

Our gross profit increased by $3.1 million from $0.5 million for the fiscal year ended December 31, 2023 to $3.6 million for the fiscal year ended December 31, 2024, and gross profit margin also increased by 19.0% from 8.3% for the fiscal year ended December 31, 2023 to 27.4% for the fiscal year ended December 31, 2024. Since a significant portion of our cost of revenue comprised fixed cost such as depreciation, transportation cost, lease and factory expenses, etc, the increase in revenue has thus led to our improvement in gross profit and gross profit margin.

Other income

Other income comprises proceeds from sales of scrap materials, bank interest income, interest income from a loan due from a former director and the government subsidies granted under the Re-industrialisation Funding Scheme from the Hong Kong government for establishment of our smart production lines.

Administration expenses

The following table sets forth the breakdown of our administrative expenses for the fiscal years ended December 31, 2023 and 2024, respectively:

	For the Fiscal Years Ended March 31,				Variance
($’000)	2023	%	2024	%	Amount	%
Staff salary and benefits	$303	45.2%	$555	34.9%	$252	83.2%
Office expenses	142	21.2%	268	16.8%	126	88.7%
Depreciation	141	21.0%	223	14.1%	82	58.2%
Legal and professional fee	37	5.5%	35	2.2%	(2)	(5.4)%
Insurance	27	4.1%	104	6.5%	77	285.2%
Written off of equipment	-	-%	33	2.1%	33	100.0%
Allowance for credit loss on other receivables	-	-%	343	21.5%	343	100.0%
Others	20	3.0%	32	1.9%	12	60.0%
Total	$670	100%	$1,593	100%	$923	137.8%

Our administrative expenses comprised of:

Staff costs

It represents the fees, salaries, discretionary bonuses, other welfare and allowances and contributions to the retirement benefit scheme provided to our directors and staff.

Depreciation

It represents the depreciation charged for our furniture, fixtures and office equipment.

Legal and professional fees

It mainly represents the service fees incurred for audit and accounting services and legal advisory services.

Insurance

It represents the insurance premium for insurance policies purchased.

Allowance for credit loss on other receivables

It represents the impairment loss for allowance on credit loss on other receivables of $0.3 million (2023: $Nil) for the fiscal year ended December 31, 2024 based on our assessment.

Our administrative expenses were $1.6 million for the fiscal year ended December 31, 2024, an increase of $0.9 million, or 137.8%, from $0.7 million in fiscal year 2023. We expect our administrative expenses, including, but not limited to, staff costs, to increase in the foreseeable future as our business further grows. We expect our legal and professional fees for legal, audit, and advisory services will increase as we will incur the audit, legal and advisory fees for this offering and subsequently become a public company upon the completion of this offering.

Finance costs

Our finance cost comprised interests on our borrowings. For the fiscal year ended December 31, 2024, our finance cost increased by $0.5 million to $0.9 million as compared to $0.4 million in fiscal year ended December 31, 2023.

Allowance for credit loss on accounts receivables

Based on our assessment, we recorded an impairment loss for allowance of credit loss on accounts receivables of $0.2 million (2023: $0.03 million)   for the fiscal year ended December 31, 2024.

Profit before taxation

Our profit before taxation was $1.5 million for the fiscal year ended December 31, 2024, or an increase of $2.0 million from loss of $0.5 million for the fiscal year ended December 31, 2023. The increase in our profit before taxation was primarily attributable to the significant increase in our revenue for the fiscal year of 2024.

Income tax expenses

We and our subsidiaries are subject to income tax on an entity basis on profit arising in or derived from the jurisdiction in which the Company and its subsidiaries are domiciled or operate. Income tax expense is comprised mainly of Hong Kong income tax.

STG is subject to a two tiered profits tax rate for taxable income within Hong Kong at the applicable tax rate on taxable income. Hong Kong profit tax rates are 8.25% on assessable profits up to HK$2,000,000 (equivalent to approximately $255,000) and 16.5% on any part of assessable profits over HK$2,000,000 (equivalent to approximately $255,000). For the fiscal years ended December 31, 2024, STG had assessable profits arising in Hong Kong and provision of current tax of $0.06 million (2023: $Nil) was made. Additionally, the respective impact of temporary differences between the carrying amount of assets and liabilities of a charge of $0.1 million (2023: charge of $0.06 million) for the year ended December 31, 2024.

Profit attributable to shareholders

As a result of the foregoing, we reported a net profit attributable to shareholders of $1.4 million for the fiscal year ended December 31, 2024, as compared to a net loss of $0.5 million for the fiscal year ended December 31, 2023.

Other comprehensive income

Foreign currency translation adjustment amounted to a loss of $6,000 and a gain of $17,000 for the fiscal year ended December 31, 2023 and 2024, respectively. The balance sheet amounts, with the exception of equity, on December 31, 2024 were translated at the rate of HK$7.7085 per $1, as compared HK$7.7535 per $1 on December 31, 2023. The equity accounts were stated at their historical rate. The average translation rates applied to the income statements accounts for the fiscal year ended December 31, 2024 and 2023 were at the rate of HK$7.8189 per $1 and HK$7.8326 and $1, respectively. The change in the value of the HK$ relative to the U.S. dollar may affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operation.

Liquidity and Capital Resources

To date, we have financed our operations primarily through cash flows from operations and borrowings. We plan to support our future operations primarily from cash generated from our operations and our initial public offering proceeds.

As reflected in our audited consolidated financial statements, we had a net profit of $1.5 million for the fiscal year ended December 31, 2024, as compared to a net loss of $0.5 million for the fiscal year ended December 31, 2023. As of December 31, 2024, we had cash of $0.06 million compared to $0.2 million as of December 31, 2023. We had net assets of $1.8 million as of December 31, 2024. Our working capital requirements are influenced by the size of our operations, the volume and dollar value of our sales contracts, the progress of execution on our customer contracts, and the timing for collecting accounts receivable, and repayment of accounts payable.

On December 31, 2024, all interest payable of $1.4 million accrued from the loans granted by a shareholder till December 31, 2024 was capitalized. As a result, as at December 31, 2024, there were two loans due from the shareholder, (i) one of which had a principal amount of $8.3 million and was unsecured and interest bearing of 6% per annum, (ii) the other loan of which had a principal amount of $2.9 million and was unsecured and interest bearing of 5.375% per annum. Both loans are repayable in December 2026.

We believe that our current cash and cash flows provided by operating activities, borrowings, and the estimated net proceeds from this offering will be sufficient to meet our working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we determine to accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing that involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

The following table sets forth a summary of our cash flows for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Years Ended December 31,
($’000)	2023	2024
Net cash flow used in operating activities	$(481)	$(2,562)
Net cash flow used in investing activities	(636)	(334)
Net cash flow generated from financing activities	1,201	2,755
Net increase/(decrease) in cash and cash equivalents	$84	$(141)
Cash and cash equivalents at the beginning of the year	109	201
Effect of foreign exchange rate	8	(3)
Cash and cash equivalents at the end of the year	$201	$57

Operating Activities

Net cash used in operating activities amounted to $0.5 million for the fiscal year ended December 31, 2023, mainly derived from (i) net loss before taxation of $0.6 million for the fiscal year ended December 31, 2023; (ii) various non-cash items of $1.9 million, such as finance costs, allowance for credit loss on accounts receivables, depreciation of property, equipment and right-of-use assets; and (iii) a decrease in accounts receivables of $0.7 million; which were offset by (iv) increase in inventories, deposits, prepayments and other receivables of $0.4 million and a decrease in accounts payables, accruals and other payables and operating lease liabilities of $2.1 million.

Net cash used in operating activities amounted to $2.6 million for the fiscal year ended December 31, 2024, mainly derived from (i) net profit before taxation of $1.5 million for the fiscal year ended December 31, 2024; (ii) various non-cash items of $3.5 million, such as finance costs, allowance for credit loss on accounts receivables and other receivables, and depreciation of property, equipment and right-of-use assets; and (iii) an increase in inventories, accounts receivables, deposits, prepayment and other receivables of $6.6 million; which were offset by (iv) an increase in accounts payable, accruals and other payables of $0.3 million and a decrease in operating lease liabilities of $1.3 million.

Investing Activities

Net cash used in investing activities amounted to $0.6 for the fiscal year ended December 31, 2023, representing the purchase of property, plant and equipment.

Net cash used in investing activities amounted to $0.3 million for the fiscal year ended December 31, 2024, representing the purchase of property, plant and equipment.

Financing Activities

Net cash generated from financing activities amounted to $1.2 million for the fiscal year ended December 31, 2023, which mainly comprised of a loan granted from a third party.

Net cash generated from financing activities amounted to $2.8 million for the fiscal year ended December 31, 2024, which mainly comprised a loan granted from a shareholder of the Company.

Trend Information

Other than the factors disclosed in the sections headed “Industry and Market Data — Market Trends and Opportunities” and “Industry and Market Data — Market Challenges and Threats,” we are not aware of any other trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies,” we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

The following table summarizes our contractual obligations as of December 31, 2024:

	Payments due by period
($’000) Contractual obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Loans from a shareholder	$9,794	$—	$9,794	$—	$—
	$9,794	$—	$9,794	$—	$—

Capital Expenditures

During the year ended December 31, 2024, we purchase property, plant and equipment of $0.3 million (2023: $0.6 million) for operating use.

Subsequent to December 31, 2024 and as of the date of this prospectus, we purchased property, plant and equipment of $0.3 million for operational use.

Inflation

Inflation rates have been volatile in recent years. Increasing inflation could cause a rise in the wages, materials and other expenses, which will in turn increase our production cost. We cannot assure you that the volatility in inflation rates will not continue in the future and/or we will be able to transfer any increase in the cost of our production cost resulting from inflation to our customers in a timely manner or at all. If we are unable to transfer the increase in our production cost to our customers in a timely manner, our profitability and profit margins may be adversely affected. In order to adapt, we would endeavor to take a conservative approach to cost budgeting, including, but not limited to, withholding distribution of staff bonuses, reconsidering staffing needs and applying greater pressure on the pricing negotiations with our suppliers.

Seasonality

The nature of our business does not appear to be affected by seasonal variations, given steel reinforcing bars are the constitutional elements for construction projects which are taken place year-round in Hong Kong.

Critical Accounting Policies and Critical Accounting Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. These accounting principles require us to make judgments, estimates and assumptions on the reported amounts of assets and liabilities at the end of each fiscal period, and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Critical accounting policies

When reading our consolidated financial statements, you should consider our selection of critical accounting policies, including revenue recognition, accounts receivable, contract assets, contract liabilities and income taxes, of which the details are set out in our consolidated financial statements.

Recently Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies.”

Critical accounting estimates

You should also consider the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Allowance for credit loss on accounts receivables

We determine the adequacy of allowances for credit loss on accounts receivables based on individual account analysis and historical collection trends. We establish a provision for doubtful receivables when there is objective evidence that we may not be able to collect amounts due. The allowance for credit loss is based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections. Actual amounts received may differ from management’s estimate of credit worthiness and the economic environment. Delinquent account balances are written-off against the allowance for credit loss after management has determined that the likelihood of collection is not probable.

As of December 31, 2023 and 2024, we have recorded the allowance for credit loss of $0.03 million and $0.3 million, respectively on our consolidated balance sheets and recorded the allowance for expected credit loss of $0.03 million and $0.2 million on our consolidated statements of operations and comprehensive income for the fiscal years ended December 31, 2023 and 2024, respectively.

Revenue Recognition

Revenue from sales of goods is recognised when the goods are delivered and title has passed. Revenue is measured at the fair value of the consideration received or receivable, net of discounts.

Revenue from transportation income are recognised when the Company has completed the performance obligation when the goods are delivered.

Revenue from rental services of machineries are recognised when the services are provided.

BUSINESS

Overview

Steel reinforcing bar, or commonly known as rebar, is a vital component of the construction industry, providing strength to concrete structures such as foundations, buildings and bridges. We, through STG, are a steel reinforcing bars service provider in Hong Kong operating one of the six steel reinforcing bar prefabrication yards approved by the CEDD in Hong Kong, providing customized offsite cut-and-bend services to our customers. The prefabricated steel reinforcing bars produced by us are ready for immediate use, with consistent product quality and full traceability that would reduce the works on construction site, thus yielding better safety and less construction wastage.

Our direct customers are mostly the registered general building contractors under the HKBO and subcontractors of various types of building and infrastructure projects in Hong Kong. We principally provide steel reinforcing bars bending and cutting services for both (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments. Public sector projects refer to projects in which the general contractors are employed by public authority, while private sector projects refer to projects that are not public sector projects. We are a fast growing company and our revenue increase by 113% from $6.2 million for the fiscal year ended December 31, 2023 to $13.2 million for the fiscal year ended December 31, 2024. Our revenue mainly comprised of (i) subcontracting income from the bending and cutting of steel reinforcing bars (in which we processed 31,500 and 57,800 tonnes of steel reinforcing bars during the fiscal years of 2023 and 2024); (ii) rental income from leasing of our machineries; and (iii) transporting income from delivering the prefabricated steel reinforcing bars to our customer’s construction sites

We are committed to combining innovative technology with traditional reinforcing bar bending experience to re-industrialize the industry to achieve automation and smart manufacturing. Our effort and commitment are signified by:

(i)	in 2021, The Hong Kong and Science Park (a public corporation set up by the Hong Kong Government to foster innovation and technology development in Hong Kong) agreeing to lease one of its facilities in the Yuen Long InnoPark as our production base;

(ii)	in 2022, the Innovation and Technology Commission of the Hong Kong Government has agreed to granted us with funding support of $0.5 million from the Re-industrialisation Funding Scheme for the setting up of our smart production line for prefabricated steel reinforcing bar; and

(iii)	in 2023, our prefabrication yard was admitted by CEDD as one of the six approved offsite steel reinforcing bar prefabrication yards in Hong Kong (i.e. the quality of the prefabricated rebar products produced by us could be used in the Hong Kong Government projects).

Our government-approved steel reinforcing bar prefabrication yard is equipped with advanced automatic cut and bend machines, capable of processing more than 60,000 tonnes of steel reinforcing bar annually with existing facilities and is expected to increase to 90,000 tonnes upon fully implementation of our new machineries in the third quarter of 2025. Through the adoption of advance and innovative technology in our production lines, we strive to increase productivity, achieve intelligent and standardised production lines, and reduce the occupational hazards and human errors and turn the reinforcing bar industry, which is considered as labour intensive, male-dominated, lower-educated, dangerous with an aging workforce, into a “knowledge-based” industry, attracting talented young people.

In 2022, we obtained ISO9001:2015 and ISO14001:2015 certifications from the Hong Kong Quality Assurance Agency (a non-profit public organisation established by the Hong Kong Government in 1989 for promoting good management practices to foster the sustainable development of industries and communities in Hong Kong) in respect of our quality management system and environmental management system for storage, handling, fabrication, sampling, testing and supply of prefabricated reinforcing bar products  . Our commitment to provide quality services has enabled us to undertake a number of large scale construction projects in the private and public sectors including the public housing in Yuen Long, Fanling, Tuen Mun and Ngau Tau Kok, Hong Kong, the rebar fixing and drainage works for the Western Harbour Crossing and a number of residential development in the private sector. During the fiscal years ended 31 December 2023 and 2024, we produced 31,500 and 57,800 tonnes of steel reinforcing bars and recorded revenue of $6.2 million and $13.2 million, respectively.

Competitive Strengths

We believe the following competitive strengths are essential for our success and differentiate us from our competitors:

Commitment to innovative technology

We are committed to applying innovative technology to our steel reinforcing bar prefabrication business which is signified by the setting up of our operation base in the Yuen Long InnoPark in November 2021. The Yuen Long InnoPark is one of the facilities managed by The Hong Kong Science and Technology Parks Corporation (a public corporation set up by the Hong Kong Government to foster innovation and technology development in Hong Kong) designated for the development of innovation and technology-driven projects in Hong Kong that promote, among others, creations of high-skilled employment, advanced technology content/novel application in products/services, advanced processes in the manufacturing of products/delivery of services, local consumption, sustainable business, environment and resources.

In 2022, we had successfully applied for the Re-industrialisation Funding Scheme of the Innovation and Technology Commission of the Hong Kong Government for the smart production line in our prefabrication yard and a funding of up to $0.5 million had been granted to us. Further, in 2022, we commissioned the Hong Kong Productivity Council (a government organization that promotes new industrialization in Hong Kong and the Greater Bay Area and facilitates the development of new productive forces, leveraging, innovation and technology) as our technical consultant to design and build four intelligent production lines, which aim to meet the local market demand for increased production and quality improvement of steel reinforcing bar products, and at the same time address the issue of shortage of skilled workers and land use in Hong Kong.

Our continuous application of advanced technology in our production lines has enabled us to record significant growth in revenue of 113% from $6.2 million for the fiscal year of 2023 to $13.2 million for the fiscal year of 2024 with a significant growth in the gross profit margin of 19.0% from 8.3% to 27.3% in the corresponding year respectively.

Our steel products and quality management are recognized by Hong Kong Government

Traditionally, steel reinforcing bars are processed at the construction sites in Hong Kong. The use of prefabricated steel reinforcing bar products produced in a highly automated off-site reinforcing prefabrication yard has been widely practiced in the construction industry overseas. This mode of rebar processing in a factory-like setting helps to enhance productivity, uplift built quality, improve construction safety and promote environmental performance of the construction industry. In view of the challenge of labour shortage, land scarcity and low productivity in the construction industry, the Hong Kong Government has in recent years promoted the adoption of off-site prefabrication to accelerate the transformation of the construction industry.

To assure the quality of the prefabricated rebar products produced in the off-site rebar prefabrication yards for use in government projects, CEDD has established the “List of Approved Steel Reinforcing Bar Prefabrication Yards” (the “Government Approved List”) to assess and approve the admission of off-site steel reinforcing yard to the Government Approved List and regulate the performance of those yards that are on the Government Approved List. For admission to the Government Approved List, an off-site reinforcing bar prefabrication yard is required to be operated under a quality management system and satisfy the technical and quality assurance requirements as stipulated by the Hong Kong Development Bureau. In addition, the approved yards are required to maintain compliance with the relevant technical and quality assurance requirements for retention on the Government Approved List.

In 2023, we were admitted as one of the six CEDD-approved off-site steel reinforcing bar prefabrication yard in the Government Approved List. Given our admission in the Government Approved List, we were able to participate in more government construction projects, as such revenue from our public sector construction projects in the fiscal year of 2024 increased to $9.3 million from $3.5 million for the fiscal year of 2023.

We are one of the top service providers in the Hong Kong reinforcing bar industry with an established reputation and proven track record

We supply prefabricated steel reinforcing bars products to a wide range of building and infrastructure projects, including private residential and commercial building development, public housing development, infrastructures and public facilities. Given our commitment and emphasis on quality services, our business has, since our establishment in 2021, grown significantly to become one of the industry leaders accounting for 30% of the market share.

Our consistency in achieving customer satisfaction, quality of work, and cost controls enables us to gain confidence from its customers and, therefore, increases its chances of winning new projects from the same customers.

Visionary and experienced management team with strong technical and operational expertise

Our management team has extensive industry knowledge and production experience in the steel reinforcing bar industry in Hong Kong.

Under the leadership of our management, we have established a strong and dedicated execution team to work with our existing and potential customers to meet their needs and market trends. In particular, we maintain frequent interactions with our customers to get their feedback on the quality of our steel products and make regular inspections to ensure our steel products are in compliance with the requirements of our customers. We believe that these efforts have enabled us to become one of the top players in the market since our establishment in 2021 which enable us to achieve significant growth in our revenue from $6.2 million in the fiscal year of 2023 to $13.2 million in the fiscal year of 2024.

Our automated off-site prefabrication yard provides solution to meet the rising demand of the Hong Kong construction industry

The existing steel reinforcing bar bending and fixing market in Hong Kong is still commonly served by numerous suppliers who cut-and-bend the steel reinforcing bars on-site with inefficient equipment and cause many industrial accidents and generate processing errors and wastages. By working together with experienced contractors and fixers, our highly automated off-site prefabrication yard leads the conversion of the Hong Kong construction steel supply chain from on-site to off-site processing to create production solutions that are safe, customized to the construction project blueprint, resulting significant improvement in inventory and manpower management and reduction in material wastage.

The advantages of our automated off-site prefabrication yard over tradition manual on-site processing can be summarized as follows:

	Traditional On-site Processing		Automated Off-site Processing
Safety	●	Higher probability of accidents due to processing on-site with inefficient equipment	●	Standard working procedures and automated machinery to provide safer working environment

	●	Higher risk of injury due to congested and crowded construction site increases the	●	Less dependent on labor

	●	Labor intensive

Processing efficiency	●	Higher processing errors and wastage due to manual processing with inefficient equipment	●	Utilization of coil for efficient and fast production of standard shapes while producing minimal wastage

	●	High scrappage	●	Low scrappage

On-time completion of project	●	Steel reinforcing bar products sit at construction sites for long periods of time awaiting testing results	●	Steel reinforcing bar products being delivered to construction sites pre-tested and ready for immediate use

	●	Slow and labor intensive processing	●	Processing under automated environment cutting time and adding flexibility

	●	Long reaction time to error correction

Storage	●	Requiring valuable space at construction sites for manual processing	●	Large savings for storage space for building contractors due to elimination of the bending yard at construction sites

	●	Piling of materials at construction sites waiting for cut and bended, requiring significant storage space	●	Materials stored in our warehouses and delivered as needed

			●	Production adhered to bar bending schedule using fully automated bar code scanning process to enhance traceability of our steel reinforcing bar products

Traceability	●	Limited traceability	●	Fully transparent as to each stage of production

			●	Customised information on tags to enable efficient delivery to construction site and higher degree of productivity

We are committed to complying with and even exceeding applicable industrial and safety standards and quality control

We place considerable emphasis on meeting safety standards and quality control as they can directly affect our reputation, service quality and profitability. Our quality management system and environmental management system for storage, handling, fabrication, sampling, testing and supply of prefabricated reinforcing bar products were certified by Hong Kong Quality Assurance Agent to be in accordance with ISO 9001:2015 and ISO14001:2015 standard. Our services in Hong Kong are carried out by our trained employees to ensure our prescribed procedures and quality requirements are met. Our strict quality control policy and systematic working procedures are aimed at ensuring that the reinforcing bars excel those of our competitors. We consider that our efforts in upkeeping the quality and innovation of our services have been recognized by our customers (including the government authorities).

Growth Strategies

We intend to develop our business by implementing the following strategies:

Increase our market share

Since the second quarter of 2022, as the COVID-19 pandemic gradually subsided and the anti-COVID regulatory restrictions became more relaxed, the construction industry has experienced a growing trend. According to the Construction Industry Council of Hong Kong, the aggregate expenditure in Hong Kong for building works in both the public and private sectors and the civil works in the public sector (i.e. the construction works that most required the use of steel reinforcing) increased from $17.6 billion in 2022 to a forecasted average of $20.9 billion in 2025, representing a CAGR of 5.9%. Furthermore, according to the Construction Industry Council of Hong Kong, it is expected that the expenditure for the above-mentioned construction works in Hong Kong is expected to further increase from a forecasted average of $21.6 billion in 2026 to $22.8 billion in 2027, representing a CAGR of 5.3% from 2022. This significant growth presents a promising opportunity for us to profit from the growth in the construction industry.

In recent years, the Hong Kong government has significantly advanced land and housing supply projects, which is expected to lead to a surge in the construction industry. Major projects include the Tung Chung New Town Extension, expected to be completed by 2030, and the New Central Harbourfront development, set to finish by 2027. Other notable projects include the Caroline Hill Road Causeway Bay commercial project, the Kwu Tung North New Development Area and the Yuen Long South New Development Areas, with completion dates ranging from 2026 to 2038. Additionally, the Hong Kong government will commence the development of Northern Metropolis, which aims to transform northern Hong Kong into a vibrant urban area, focusing on innovation, technology and connectivity with Shenzhen, the PRC and is expected to accommodate 2.5 million residents. We anticipate that such development projects will create the need for the construction of bridges, stadiums and arenas, commercial buildings, recreational facilities and residential buildings, which may drive the demand for structural steelwork in Hong Kong.

Driven by various growth drivers including (i) the above-mentioned increase in demand for steel reinforcing bar products generated from the planned and ongoing infrastructural and property developments in both public and private sectors in Hong Kong; (ii) the increase in demand for off-site prefabrication work for steel reinforcing bar products in Hong Kong due to its advantages in enhancing productivity of construction projects; and (iii) the growing emphasis and continuous support from the Hong Kong government for the construction industry to adopt more advance and environmental techniques to accelerate the transformation of the construction (such as the promotion of “re-industrialisation” of manufacturing industries by the Hong Kong Productivity Council and the Innovation and the Technology Commission to solve manpower, quality and land use challenges of the construction industry), the demand for off-site prefabrication reinforcing bar is expected to grow.

With our experienced management team and proven track record as well as the advanced production lines in our prefabrication yard, we believe that we are well-positioned to capture the growing demand arising from the modernization of the Hong Kong construction industry promulgated by the Hong Kong Government. We aspire to expand our focus to deploying resources to compete for additional and more sizeable construction projects. However, the ability of the operating subsidiary to undertake and concurrently work on additional projects is limited by our current resources. As such, we intend to expand our present scale of operation, to enable it to compete for additional and more sizeable projects to increase our market share by obtaining more resources, including available manpower, advance technology and financial resources.

Enhance our technological and research and development competence

We intend to acquire additional advanced machineries to cope with the growth of our business and capitalize on the development of construction work in future. In order to optimize our efficiency and technical capability in undertaking more large-scale projects, we plan to increase our production lines with the acquisition of more advanced equipment (e.g. automated bar cutting and bending machines) to enhance (i) our efficiency and technical capability and (ii) our resource deployment flexibility. We believe that our investments in equipment will enable us to cater for projects of a larger scale and higher complexity in the future.

We are also committed to strengthening our research and development effort to improve the quality and cost-effectiveness of our cutting and bending services, while reducing overhead costs and servicing time. By delivering high-quality products and services, we aim to consolidate our market share. Additionally, we plan to hire more qualified technical staff to join our research and development team.

Expand our workforce

Our production team is generally responsible for (i) formulating detailed production schedule; (ii) liaising with customers on the design and requirement of the reinforcing bars in accordance with their needs and specifications; (iii) coordinating with customers on the bar bending schedule; (iv) supervision of work progress, budget and quality; (v) participation in project meetings and communication with customers on a continual basis; and (vi) ensuring the products meet our customers’ requirements, and are completed on schedule, within budget and in compliance with all applicable statutory requirements.

We consider that the current scale of our production team may not be sufficient to meet the needs arising from the additional and more sizeable projects that we intend to undertake in the future. Should additional projects be undertaken in the future, the existing production team and staff may not be able to devote sufficient time and attention to properly supervise and manage all of the works undertaken by us. By expanding our manpower, we believe that it would have additional capacity to undertake more projects simultaneously while maintaining project management efficiency and service quality.

As such, we intend to expand our management and production team in order to enhance our production capacity along with the planned expansion in our business scale and operation. We currently plan to hire additional engineers and steel fabricators after this offering to cope with the intended growth in our business.

Our Business

Since our establishment in 2021, we have been engaged as the steel reinforcing bar service provider in both public and private sector projects in Hong Kong and principally engage in the processing (cutting and bending) reinforcing bar for (i) public sector projects, including infrastructure, public facilities and public residential developments, and (ii) private sector projects, which are mostly private commercial, residential and industrial developments.

Our direct customers are mostly the registered general building contractors under the HKBO and subcontractors of various types of building and infrastructure projects in Hong Kong. The customers of our public sector projects have primarily been the general contractors engaged by different Hong Kong government departments, authorities and statutory bodies, while the customers of our private sector projects have been the general contractors engaged by private property developers.

The following table sets forth a breakdown of our revenue during the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Years Ended December 31				Variance
($’000)	2023	%	2024	%	Amount	%
Subcontracting income from bending and cutting of steel reinforcing bar	$4,012	65.0%	$8,639	65.6%	$4,627	115.3%
Transportation income	1,191	19.3%	2,275	17.3%	1,084	91.0%
Rental income from leasing of machineries	968	15.7%	2,254	17.1%	1,286	132.9%
Total	$6,171	100.0%	$13,168	100.0%	$6,997	113.4%

Our operation flow

The following diagram summarizes the principal steps of our operation flow:

New business opportunities

We are usually invited by our customers to submit a quotation for a potential project. Our customers are primarily main contractors and subcontractors of different types of construction projects, and they would include our quotation in their tender proposals submitted to their final customers, such as property developers and government-related bodies. We are usually provided with the required standards and specifications, and drawings along with the invitations for estimation of our quotation and project assessment. Some of our customers invite us to submit quotations in stages to match their requirement for steel reinforcing bars at different stages of construction.

Preliminary project assessment and submission of quotation

In the preliminary project assessment process, we generally consider (i) the required technical specifications and complexity of the steel reinforcing bar products required; (ii) the location of the construction site; (iii) our production capacity; (iv) availability of resources; and (v) our previous experience in relevant projects/products.

Once we consider a potential project to be acceptable based on our review and assessment, we will prepare and submit a quotation to our customer based on (i) the complexity of the potential project; (ii) the manpower needed; (iii) availability of equipment; and (iv) the price.

Acceptance of quotations

Upon receipt of our quotation, the potential customer would then include our quotation in their overall tender proposal and submit it to their final customers, including property developers and government related bodies. If we are engaged, we will be informed of the acceptance of our quotation when our customer returns a signed quotation confirming its acceptance of the terms or when our customer issues a purchase order to us.

Planning

Once our engagement is confirmed, we will discuss with the customers and confirm the product specification and overall delivery schedule before we commence the production process.

A production team will be formed that typically consists of project managers, engineers, fabricators and quality controllers. The production team is generally responsible for (i) formulating and coordinating with the customers on the work schedules; (ii) supervision of work progress, budget and quality of products produced; (iii) participation in project meetings and communication with customers on a continual basis; and (iv) ensuring our products fulfill the customers’ requirements, completed on schedule and within budget.

Equipment

We process the reinforcing bars at our prefabrication yard in Hong Kong. For details of our equipment, please refer to the section headed “Production facilities”.

Supply of raw materials

Our customers will generally provide us with the required raw materials (i.e. steel bar/coil) for our processing.

Monitoring and quality inspection

Our production team will monitor work progress, performance, and production schedule, handle and respond to requests from our customer and follow-up matters. We will check the quality of the steel bars provided our customers prior to processing them. The bending and cutting of steel reinforcing bars are carried out by our fabricators and we will ensure that the processing work is carried out in accordance with our customers’ specification and meet our quality requirements.

Delivery of processed reinforcing bars to customers

Depending on the requirement of our customers, we deliver the steel reinforcement bars to our customers’ construction sites and charge our customers transportation fee.

Order completion

An order is normally regarded as completed when required steel reinforcing bars have been duly delivered and accepted by our customers.

Issuance of invoices to our customers

We submit invoices to our customers after delivery of our steel reinforcing bars. Our invoices are typically due for payment within 45 days of the invoice date.

Production Facilities and Capacity

We operate an off-site prefabrication yard in Hong Kong which process and fabricate steel bar required by our customers. The major fabrication process of steel reinforcing bars include:

Materials inspection

After receipt of the raw materials at our prefabrication yard, our production staff will inspect the quality of the raw material and attach traceable tag on the raw material such that the utilization of the raw material in each production stage can be traced.

Cutting and forming

We will cut and bend the steel bars/coils into parts of predetermined sizes, shapes and lengths. The steel bar/coil will then under the forming process, through which the parts will be trimmed, levelled, milled and/or bent into three-dimensional shapes which fit our customers’ needs and specifications. In addition, production tags will be created on the steel material and scanned prior to the forming process to ensure the traceability of the steel material in our production process.

Product inspection

Upon completion of the bending and cutting process, our production staff will carry out quality inspection on the final products and conduct the necessary tests prior to delivering the steel reinforcing bar products to our customers.

Upon approval of the steel products by us and/or our customers, the final products will be loaded to our trucks for delivery to the customers’ construction site.

Production facilities

Our prefabrication yard has a gross floor area of 54,774 sq.m. Our principal machinery includes cutting and bending machines. Our machinery is well-equipped to be used for fabricating steel bars into different sizes and shapes. As at the date of this prospectus, the principal machinery that was owned and used by us mainly comprise:

Type of machinery	Principal function	Number of units
Cutting machine	Cutting machines are mainly used for cutting the steel bars into predetermined shape	11
Bending machine	Bending machines are mainly used for bending the steel bars into different angles	36

The table below sets forth the maximum production capacity and actual production volume of our production facilities during the fiscal years of 2023 and 2024:

	2023	2024
Maximum annual production capacity (tonnes)	53,000	66,000
Actual production volume (tonnes)	31,500	57,800

Our Customers

Our direct customers are primarily the registered general building contractors under the HKBO and subcontractors of various types of building and infrastructure projects in Hong Kong. Our customers of the public sector projects are usually general contractors engaged by different Hong Kong government departments, authorities and statutory bodies, while the customers of our private sector projects are usually general contractors engaged by private property developers. The majority of our revenue during the fiscal years ended December 31, 2023 and 2024 was derived from public sector projects.

As a service provider for prefabrication of steel reinforcing bars, we secure projects from general contractors through tender bids by customer invitation. For the fiscal years ended December 31, 2023 and 2024, the revenue derived from our five largest customers amounted to approximately 73.5% and 82.1%, respectively, of our total revenue. The percentage of our revenue attributable to the largest customer amounted to approximately 18.7% and 30.0%, respectively, for the same periods. We have maintained stable relationships with these top customers since our establishment in 2021.

The following tables set forth a breakdown of the revenue generated from the five largest customers during the fiscal years ended December 31, 2023 and 2024.

For the fiscal year ended December 31, 2023:

Customer	$’000%
Customer A	$1,154	18.7%
Customer E	969	15.7%
Customer B	967	15.7%
Customer C	887	14.4%
Customer G	553	9.0%
Subtotal	$4,530	73.5%

For the fiscal year ended December 31, 2024:

Customer	$’000%
Customer F	$3,947	30.0%
Customer I	2,370	18.0%
Customer D	2,077	15.8%
Customer J	1,222	9.3%
Customer K	1,183	9.0%
	$10,799	82.1%

During the fiscal years ended December 31, 2023 and 2024, we recorded revenue of $1.9 million and $0.5 million, respectively, from two customers controlled by two former directors of STG who resigned in June 2024. Other than these transactions, we had no related-party relationships with any customers in the fiscal years of 2023 or 2024.

As of the date of this prospectus and during the fiscal years ended December 31, 2023 and 2024, the demand for steel reinforcing bar in Hong Kong is largely driven by construction work arising from infrastructure and property development initiated by the Hong Kong government and private property developers. The availability of these developments is generally subject to the Hong Kong government’s policies and planning, as well as prevailing economic conditions. Given the landscape of the construction industry in Hong Kong, where construction work in the public sector may be dominated by a limited number of general contractors, it is common for a steel reinforcing bar service provider to rely on such general contractors. Accordingly, if we lose a significant customer, it may have a material adverse effect on our business, both in the short and long term. However, we are confident that STG has established and maintained stable relationships with its major customers, and we consider losing them unlikely for the following reasons:

(i)	Major customers typically maintain an approved list of service providers for fabrication of steel reinforcing bar, and STG is included in all of their lists. Customers usually evaluate their service providers based on various factors, including but not limited to pricing, safety record and quality of services. We believe that the admission of STG as an approved reinforcing bar processor and its continued engagement by its major customers for multiple projects is attributable to STG’s sustained ability to provide quality services that conform with the quality standards, requirements and specifications of its major customers;

(ii)	The relationship between the general contractors and reinforcing bar service providers is mutually dependent. To ensure such large-scale construction projects are completed on time and within budget, we believe that general contractors prefer to engage established market players in the construction industry, such as STG, since (a) they possess the requisite expertise, experience and resources to reliably handle their requirements of reinforcing bars for such projects, and (b) have industry reputation, proven track records and sound financial capability;

(iii)	STG has a good record of not having (a) any material dispute, claim, or litigation with its major customers; (b) any instance where it was unable to meet the quality requirements stipulated by its major customers; and (c) any complaint or dissatisfaction from its major customers. More importantly, the major customers have demonstrated that they are willing to continue engaging STG as their steel reinforcing bar service provider when suitable opportunities arise; and

(iv)	STG’s major customers may benefit from its proven track record as a quality service provider in the provision of steel reinforcing bar to deliver on time, within budget and in accordance with their quality standards and fulfill their responsibilities under the contractual relationship with their customers. In addition, we believe that the extensive experience of STG’s production management and supervision staff has enabled it to assist its customers in production management and build reliable relationships and trust among its customers and their respective customers.

Our suppliers

Our suppliers are mainly petroleum providers and vehicle maintenance service providers. For the fiscal years ended December 31, 2023 and 2024, there were 2 and 2 suppliers which individually accounted for more than 10% of our total purchases respectively. The total purchase from these suppliers accounted for 30.3% and 35.5% of our total purchases for the fiscal years December 31, 2023 and 2024, respectively and are details as follows:

Fiscal year 2023

Supplier	Nature	$’000%
Supplier U	Petroleum	143	17.3%
Supplier X	Petroleum	108	13.0%
		$251	30.3%
	Total purchase	$826

Fiscal year 2024

Supplier	Nature	$’000%
Supplier T	Vehicle maintenance	109	10.7%
Supplier Y	Petroleum	253	24.8%
		$362	35.5%
	Total purchase	$1,023

Sales and marketing

During the fiscal years ended December 31, 2023 and 2024, STG secured new businesses mainly through direct invitations for tender bids from existing and potential customers. Due to its proven track record and well-established relationship with existing customers, STG has been able to leverage on existing customer base and reputation in the steel reinforcing bar market in Hong Kong so that it does not rely heavily on marketing activities. Generally, our management team is responsible for liaising and maintaining business relationship with existing customers and keeping abreast of market developments and potential business opportunities.

Pricing Strategy

Pricing is generally determined based on certain markups over the estimated costs. Costs to be incurred are estimated for a project to determine the quotation price. Pricing of services is determined on a case-by-case basis with regard to various factors, which generally include (i) the scope of services; (ii) the complexity of the work; (iii) the estimated number and time of machinery required; (iv) the production workforce required; (v) the prevailing market price in the industry; (vi) the transportation cost; (vii) the time schedule requested by customers; and (vii) the availability of financial resources. Sufficient financial resources available to STG has enabled STG to offer competitive tender bids, which may include a variety of pricing options and more favorable payment terms to customers.

Competition

We operate one of the six CEDD-approved steel reinforcing bar prefabrication yards in Hong Kong. Our main competitors are those operating CEDD-approved steel reinforcing bar prefabrication yards in Hong Kong.

We accounted for 30% of the off-site steel reinforcing bar prefabrication market in Hong Kong. Our technical expertise, quality of work, relationships with customers, proven track records and our leading position to be the determinants of the competitiveness of reinforcing bar service provider in Hong Kong. We believe that STG is well-positioned to effectively compete on the basis of its established market position, reputation and proven track record, a visionary and experienced management team with strong technical and operational expertise, tailored solutions provided to customers, and the high quality of work/products due to an effective and stringent quality control systems.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic had resulted in tight quarantines, travel restrictions, limitations on social or public gatherings, and the temporary closure of business venues and facilities in Hong Kong in 2020 and 2021. Along with the gradual relaxation of pandemic-related policies since the first quarter of 2022 and a series of economic stimulus and relief measures imposed by the Hong Kong government during the second quarter of 2022, the market has gradually recovered, and the suspended projects have since resumed. Therefore, the temporary pandemic-related lockdowns in Hong Kong before the second quarter of 2022 did not have material impact on our business and results of operations for the fiscal years ended December 31, 2023 and 2024.

Employees

We had 59, 93, and 96 full-time employees as of December 31, 2022, 2023 and 2024. The following table sets forth the number of our full-time employees categorized by areas of operations as of December 31, 2024:

Function	Number
Management	3
Engineer and quality control	8
Production	64
Logistics	17
Corporate administration	4
Total	96

Employees are mainly recruited by placing advertisements in the open market with reference to factors such as required experience, qualifications and expertise for our business operations. They are normally subject to a probation period of three months. We endeavor to use our best effort to attract and retain appropriate and suitable personnel and assess whether additional personnel is required on a continuous basis to cope with our business development. STG provides various types of training to employees and will sponsor employees to attend various training courses, including those concerning occupational health and safety in relation to the work. Such training courses include internal training as well as courses organized by external parties, such as the Hong Kong Productivity Council, CEDD, Construction Industry Council and the Occupational Safety and Health Council of Hong Kong.

We believe that we maintain a good working relationship with the full-time employees and contract workers, and we have not experienced material labor disputes in the past. None of our employees are represented by a labor union.

Insurance

Pursuant to section 40 of the Employees’ Compensation Ordinance of Hong Kong, all employers are required to take out insurance policies for an amount not less than the applicable amount specified in the Fourth Schedule of the Employees’ Compensation Ordinance of Hong Kong in respect of the liability of the employer. We have obtained insurance coverage in accordance with such requirement and our employees are covered and protected by the employees’ compensation insurance taken out by us. We also obtained property insurance for our prefabricating yard.

Besides the above, no other property insurance, business interruption insurance, directors, employees, fiduciary liability and officers liability insurance, or general third-party liability insurance is maintained. However, in light of this offering and the consequence of becoming a public company, we are seeking to purchase directors and officers (D&O) liability insurance to cover the potential liability of our directors and officers, which we expect to have in place at the time of completion of this offering.

Property and Equipment

We lease the following premises in Hong Kong for our business as shown below:

Location	Space (in square feet)	Use	Lease Term
Hong Kong	54,774	Headquarters, production and storage	Renewable upon expiry in November 2027
Hong Kong	18,000	Storage	Expire in June 2026

Intellectual Property

As of the date of this prospectus, save for the domain name of our website, www.stg-rebar.com, neither we nor our subsidiaries register any patents, copyrights, trademarks or other domain names.

Occupational health and safety

We place emphasis on occupational health and work safety as it is our concern not to put employees and the general public in hazardous situations. STG has adopted an occupational health and safety system, as required by relevant occupational health and safety laws, rules and regulations and managed by its safety and environmental team.

In order to provide a safe and healthy working environment for our employees and to ensure compliance with the applicable laws and regulations in Hong Kong, STG implements a safety control policy. Strict implementation and adherence are required with respect to such safety control policy. Our management is responsible for monitoring and implementing the safety plan. We will continue to put adequate resources and effort to uphold and improve safety management, in order to reduce risks related to safety issues.

We require our employees to report any accident to us, and the same will be reported to the Hong Kong Labour Department. During the fiscal years ended December 31, 2023 and 2024, there were 3 and 10 reported injuries, respectively, which gave rise to employees’ compensation claims for an aggregate amount of $0.02 million and $0.1 million, respectively.

Environmental compliance

We endeavor to minimize any adverse impact on the environment resulting from our business activities. Our operations are subject to certain environmental requirements pursuant to the laws in Hong Kong, such as Air Pollution Control Ordinance, Noise Control Ordinance, Water Pollution Control Ordinance and Waste Disposal Ordinance.

As of the date of this prospectus and for the fiscal years ended December 31, 2023 and 2024, we did not record any non-compliance with applicable environmental requirements that resulted in prosecution or penalty being brought against us.

Seasonality

We have not experienced a significant impact on our business results due to seasonality. We believe the construction industry in Hong Kong in which we operate is not materially affected by seasonality.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breaches of contract, and labor and employment claims. Neither we, nor STG is a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, is likely to have any material and adverse effect on our business, financial condition, cash flow, or results of operations.

REGULATIONS

Below sets out a summary of certain Hong Kong laws and regulations which are relevant to our operation and business.

Practice Notes for Authorized Persons, Registered Structural Engineers and Registered Geotechnical Engineer (“PNAP”) issued by the Building Authority

The Building Authority issues practice notes to authorized persons (the “AP”), registered structural engineers (the “RSE”) and registered geotechnical engineers (“RGE”) (the “Practice Notes”) from time to time to promulgate how he applies and enforce the provisions of the Building Ordinance (Chapter 123 of the Laws of Hong Kong) and its subsidiary regulations as well as other administrative and advisory matters in the administration of the Building Ordinance.

The Buildings Department’s Central Data Bank

Pursuant to Practice Note ADM-20, a Central Data Bank (the “CDB”) which contains lists of building materials, components and construction systems that have been accepted by some government departments, including the Buildings Department has been set up. In the case of the Buildings Department, such acceptance will generally be based on tests and assessments carried out by the accredited laboratories or certificates of conformity issued by the relevant accredited certification bodies. They should be assessed and certified by the AP or the RSE as meeting the standards stipulated at the time of submission to the Buildings Department, in accordance with PNAP APP-118 and APP-165 respectively.

For testing of building materials, pursuant to Practice Note APP-118, the Building Authority will recognize those laboratories accredited by the Hong Kong Laboratory Accreditation Scheme (“HOKLAS”) or by other laboratory accreditation bodies which have reached mutual recognition arrangement with HOKLAS. The list of reinforcement splices or couplers would normally be required to be tested by accredited laboratories as aforementioned.

For structural products, a building material, component or construction system may be included in the Buildings Department’s list in the CDB if:

(a)	its use in a particular building project has been accepted by the Buildings Department and plans of the building project are submitted after the launch of the CDB; or

(b)	it is currently on Buildings Department’s List of Recognized Types of Piles.

The CDB contains only historical information on material acceptance in respect of a building development, the Buildings Department will not accept direct application from a supplier, manufacturer or alike for including its products in the Buildings Department’s list. APs or RSEs who make use or relies on any information in the CDB shall take full responsibility for the application and performance of a building material, component or construction system.

Regulations related to labor, health and safety

Factories and Industrial Undertakings Ordinance (Chapter 59 of the Laws of Hong Kong) (“FIUO”)

Section 6A(1) of the FIUO provides that “it shall be the duty of every proprietor of an industrial undertaking to ensure, so far as is reasonably practicable, the health and safety at work of all persons employed by him at the industrial undertaking.” The general duties are set out in section 6A(2) of the FIUO and include:

●	providing and maintaining plant and work systems that do not endanger safety or health;

●	making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances;

●	providing all necessary information, instructions, training and supervision for ensuring safety and health;

●	providing and maintaining safe access to and egress from the workplaces; and

●	providing and maintaining a safe and healthy working environment

Section 6BA(5) of the FIUO further provides that, every proprietor shall not employ at the undertaking a relevant person who has not been issued a relevant safety training certificate or whose relevant certificate has expired.

There are 30 sets of subsidiary regulations under the FIUO, covering various aspects of hazardous work activities in various workplaces, containing detailed health and safety standards on work situations, plant and machinery, processes and substances.

Safety of lifting appliances and lifting gear used in any industrial undertaking is mainly regulated by the Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (the “FIU (LALG) Regulations”). The FIU (LALG) Regulations lay down requirements with respect to the construction, inspection, testing, thorough examination, operation, erection, dismantling and alteration of lifting appliances, including cranes. For instance, the FIU (LALG) Regulations specifically require the owner, among other matters, to ensure that all lifting appliances shall (i) be of good mechanical construction, made of strong and sound materials, free from patent defect; (ii) properly maintained; (iii) the arrangements for fixing and anchoring the appliance are adequate to secure its safety; (iv) it is adequately and securely supported; and (v) every structure supporting it is of good construction and adequate strength, of sound materials and free from patent defect.

Under Regulation 5 of the FIU (LALG) Regulations, the owner of a lifting appliance shall ensure that it is not used unless it has been thoroughly examined by a competent examiner at least once in the preceding 12 months, and a certificate in the approved form in which the competent examiner has made a statement to the effect that it is in safe working order has been obtained. Specifically, the owner of any crane shall ensure that it is not used unless during the preceding 4 years it has been tested and thoroughly examined by a competent examiner in the manner prescribed by the FIU (LALG) Regulations.

Under Regulation 7A of the FIU (LALG) Regulations, the owner of a lifting appliance shall ensure that it is not used unless it has been inspected within the preceding 7 days by a competent person and the competent person has given the owner a certificate in the approved form in which he has made a statement to the effect that the lifting appliance is in safe working order.

In addition to that, pursuant to the Regulation 7B of the FIU (LALG) Regulations, the owner of a crane (except for a crane with a maximum safe working load of one tonne or less or a crane that operates with a grab or any electromagnetic means) shall ensure that it is not used unless it is fitted with an automatic safe load indicator that (i) functions properly; (ii) has been tested by a competent examiner on each occasion that a test and thorough examination of the crane is required under Regulation 5 and the competent examiner has given the owner a certificate in the approved form in which he has made a statement to the effect that the automatic safe load indicator is in good working order; and (iii) has been inspected by a competent person and determined to be in safe working order during each inspection of the crane required under Regulation 7A and the competent person has given the owner a certificate in the approved form in which he has made a statement to the effect that the automatic safe load indicator is in good working order.

Under Regulation 7D of the FIU (LALG) Regulations, before a lifting appliance is used at or moved in an industrial undertaking, the owner of the appliance shall take appropriate precautions to ensure its stability. And the owner of a crane shall, for the purpose of securing the stability of the crane, ensure that before use (i) the crane is securely anchored, or adequately weighted by suitable ballast which is properly placed on the structure of the crane and secured in a manner sufficient to prevent the ballast from being accidentally displaced; and (ii) no part of any rail on which the crane is mounted, or any sleeper supporting such rail, is used as an anchorage.

For the purposes of the FIU (LALG) Regulations, “owner”, in relation to any lifting appliance or lifting gear, includes the lessee or hirer thereof, and any overseer, foreman, agent or person in charge or having the control or management of the lifting appliance or lifting gear, and the contractor who has control over the way any construction work which involves the use of the lifting appliance or lifting gear is carried out and, in the case of a lifting appliance or lifting gear situated on or used in connection with work on a construction site, also includes the contractor responsible for the construction site.

Pursuant to Regulation 15A of the FIU (LALG) Regulations, the owner shall ensure that the crane can only be operated by a person who (i) has attained the age of 18 years; (ii) holds a valid certificate issued by the Construction Industry Council or any other person specified by the Commissioner for Labor; and (iii) in the opinion of the owner, is competent to operate the crane by virtue of his experience.

Any contraventions by the owners of any crane or lifting appliance of the FIU (LALG) Regulations will attract penalties from a fine of HK$200,000 to a fine of HK$200,000 and 12 months imprisonment.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (“OSHO”)

The OSHO provides for the protection of health and safety of employees in workplaces, both industrial and non-industrial. In particular, pursuant to section 6 of the OSHO, employers must, as far as reasonably practicable, ensure the safety and health at work of all employees by:

●	providing and maintaining plant and systems of work that are safe and without risks to health;

●	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances; and

●	providing all necessary information, instruction, training, and supervision for ensuring safety and health;

●	(where the workplace is under the employer’s control) maintaining the workplace in a condition that is safe and without risks to health and providing and maintaining means of access to and egress from the workplace that are safe and without risks to health.

The Commissioner for Labour may serve improvement notices on an employer or an occupier of the workplace against contravention of the OSHO or the FIUO, or suspension notices against an activity or condition or use of workplace where there is an imminent risk of death or serious bodily injury.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”)

The EO sets out amongst other things the statutory entitlements of an employee, including but not limited to the right to terminate his or her employment contract by notice or by payment in lieu of notice; maternity protection; severance payments or long service payments; sickness allowance; rest day; statutory holidays or alternative holidays; and minimum amount of paid annual leave depending on the length of employment.

Pursuant to section 43C of the EO, if any wages become due to the employee who is employed by a sub-contractor on any work which the sub-contractor has contracted to perform, and such wages are not paid within the prescribed period in the EO, such wages shall be payable to the employee by the principal contractor where the sub-contractor has contracted with the principal contractor and payable by the principal contractor and every superior sub-contractor jointly and severally where the sub-contractor has contracted with a superior sub-contractor. The liability of the principal contractor and/or the superior sub-contractor(s) shall however be limited to (a) the wages of an employee whose employment relates wholly to the work which the principal contractor has contracted to perform and whose place of employment is wholly on the site of the building works; and (b) the wages due to such an employee for 2 months without any deductions under the EO (being the first 2 months of the period in respect of which the wages are due).

A principal contractor and superior sub-contractor (where applicable) shall not be liable to pay any wages to the employee of the sub-contractor pursuant to the said section 43C if that employee fails to serve a notice in writing on the principal contractor within 60 days after the wage due date. A principal contractor shall, within 14 days after receipt of such notice from the relevant employee, serve a copy of the notice on every superior sub-contractor to that sub-contractor (where applicable) of whom he is aware.

In addition, pursuant to section 43F of the EO, if a principal contractor or superior sub-contractor pays to an employee any wages under the said section 43C, the wages so paid shall be a debt due by the employer of that employee to the principal contractor or superior sub-contractor, as the case may be. The principal contractor or superior sub-contractor may either (i) claim contribution from every superior sub-contractor to the employee’s employer or from the principal contractor and every other such superior sub-contractor as the case may be, or (ii) deduct by way of set-off the amount paid by him from any sum due or may become due to the sub-contractor in respect of the work that he has sub-contracted.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”)

Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of employment, the employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. Similarly, an employee who suffers incapacity or dies arising from an occupational disease is entitled to receive the same compensation as that payable to employees injured in occupational accidents. The employer must report to the Commissioner for Labour any work accident resulting in the aforesaid injury, incapacity or death in accordance with section 15 of the ECO.

Section 24 of the ECO stipulates that a principal contractor shall be liable to pay compensation to sub-contractors’ employees who are injured in the course of their employment to the sub-contractor. The principal contractor is, nonetheless, entitled to be indemnified by the sub-contractor who would have been liable to pay compensation to the injured employee.

Further, pursuant to section 40 of the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”)

Section 7 of the MPFSO requires every employer of an employee of 18 years of age or over but under 65 years of age to take all practical steps to ensure that the employee becomes a member of a registered scheme within the first 60 days of employment. Subject to the maximum and minimum level of relevant income, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the relevant registered scheme.

In addition, there are Industry Schemes which are MPF schemes specifically designed for employers in the construction and catering industries as the two industries have high labor mobility and employ many casual employees on a daily basis. For the purpose of the Industry Schemes, the construction industry covers the following eight major categories: (i) foundation and associated works; (ii) civil engineering and associated works; (iii) demolition and structural alteration works; (iv) refurbishment and maintenance works; (v) general building construction works; (vi) fire services, mechanical, electrical and associated works; (vii) gas, plumbing, drainage and associated works; and (viii) interior fitting-out works. It is however not mandatory for employers in these two industries to join the Industry Schemes under the MPFSO.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”)

The MWO provides for a prescribed minimum hourly wage rate (currently at HK$40 per hour) during the wage period for every employee engaged under a contract of employment under the EO.

Any provision of a contract of employment which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void pursuant to section 15 of the MWO.

Immigration Ordinance (Chapter 115 of the Laws of Hong Kong) (“IO”)

Pursuant to section 38A of the IO, a construction site controller (i.e. the principal or main contractor and includes a sub-contractor, owner, occupier or other person who has control over or is in charge of a construction site) shall take all practicable steps to (i) prevent having illegal immigrants from being on site or (ii) prevent illegal workers who are not lawfully employable from taking employment on site.

Regulations related to Environmental Protection

Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (“APCO”)

The APCO provides for the control of emission of air pollutants and noxious odor from construction, industrial and commercial activities and other polluting sources. Subsidiary regulations of the APCO impose control on air pollutant emissions from certain operations through the issue of licenses and permits.

A contractor shall observe and comply with the APCO and its subsidiary regulations, including without limitation the Air Pollution Control (Open Burning) Regulation (Chapter 311O of the Laws of Hong Kong), the Air Pollution Control (Construction Dust) Regulation (Chapter 311R of the Laws of Hong Kong), the Air Pollution Control (Smoke) Regulations (Chapter 311C of the Laws of Hong Kong) and the Air Pollution Control (Non-road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong).

For instance, the contractor responsible for a construction site shall devise, arrange methods of working and carry out the works in such a manner so as to minimize dust impacts on the surrounding environment, and shall provide experienced personnel with suitable training to ensure that these methods are implemented.

Noise Control Ordinance (Chapter 400 of the Laws of Hong Kong) (“NCO”)

The NCO controls, among others, noise from construction, industrial and commercial activities. A contractor shall comply with the NCO and its subsidiary regulations in carrying out construction works.

In particular, pursuant to sections 6(1) and 6(2) of the NCO, the use of powered mechanical equipment (other than percussive piling) and construction works that produce noises are prohibited between 7:00p.m. and 7:00a.m. or at any time on general holidays at any place, unless prior approval has been granted by the Noise Control Authority through the construction noise permit system. For construction activities that are to be carried out for percussive piling between the hours of 7a.m. and 7p.m. on any day, not being a general holiday, prior approval is required from the Noise Control Authority through the construction noise permit system according to section 6(3) of the NCO. Construction activities that are to be carried out for percussive piling between the hours of 7p.m. and 7a.m. on any day, not being a general holiday is strictly prohibited under section 6(4) of the NCO.

Further, hand-held percussive breakers and air compressors must comply with noise emissions standards and be issued with a noise emission label from the Director of the Environmental Protection Department.

Water Pollution Control Ordinance (Chapter 358 of the Laws of Hong Kong) (“WPCO”)

The WPCO controls effluent from industrial, commercial, institutional and construction premises.

Pursuant to sections 8 and 9 of the WPCO, unless the discharge falls within the exceptions provided under the WPCO (such as permitted discharges of domestic sewage or unpolluted water into communal sewer or communal drain ), a person commits an offence if he:

●	discharges any water or polluting matter into the waters of Hong Kong in a water control zone;

●	discharges any matter into any inland waters in a water control zone which tends (either directly or in combination with other matter which has entered those waters) to impede the proper flow of the water in a manner leading or likely to lead to a substantial aggravation of pollution;

●	discharges any poisonous or noxious matter into the waters of Hong Kong; or

●	discharges any matter into a communal sewer or communal drain in a water control zone.

If the above matters are discharged from any premises, the occupier of the premises also commits an offence under sections 8(1A) and 9(2) of the WPCO.

It is however a defense under section 12 of the WPCO if a person can prove that such discharge is made pursuant to a water pollution control license granted by the Director of Environmental Protection.

Waste Disposal Ordinance (Chapter 354 of the Laws of Hong Kong) (“WDO”)

The Waste Disposal Ordinance provides for the production, storage, collection, and disposal including the treatment, reprocessing and recycling of wastes. Pursuant to section 16 of the WDO, a person shall not use, or permit to be used, any land or premises for the disposal of waste unless he has obtained a license from the Director of the Environmental Protection Department. Unlawful disposal of water and disposal of construction waste on a private lot without valid permission are prohibited under sections 16A and 16B of the WDO respectively.

A contractor shall observe and comply with the WDO and the subsidiary regulations of the WDO, including but not limited to the Waste Disposal (Chemical Waste) (General) Regulation (Chapter 354C of the Laws of Hong Kong) and the Waste Disposal (Charges for Disposal of Construction Waste) Regulation (Chapter 354N of the Laws of Hong Kong).

Dumping at Sea Ordinance (Chapter 466 of the Laws of Hong Kong)

Under the Dumping at Sea Ordinance, any waste producers involved in marine dumping and related loading operations are required to obtain permits from the Director of Environmental Protection.

Public Health and Municipal Services Ordinance (Chapter 132 of the Laws of Hong Kong) (“PHMSO”)

Pursuant to section 12 of the PHMSO, the following matters shall be nuisances which may be actionable under section 127 of the PHMSO:

●	any premises in such a state as to be a nuisance or injurious or dangerous to health;

●	any accumulation of deposit which is a nuisance or injurious or dangerous to health;

●	the emission of dust, fumes or effluvia from any premises in such a manner as to be a nuisance;

●	the emission of dust from any building under construction or demolition in such a manner as to be a nuisance.

Regulations related to Hong Kong taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) (“IRO”)

Under section 52(4) of the IRO, where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than 3 months after the date of commencement of such employment. Pursuant to section 52(5) of the IRO, where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than 1 month before such individual ceases to be employed in Hong Kong.

The IRO further provides, among other things, that profits tax is payable by corporations carrying on a trade, profession or business in Hong Kong on the assessable profits arising in or derived from Hong Kong at the standard rate, which is on the date hereof fixed at 8.25% on assessable profits up to HK$2,000,000 and 16.5% on any part of assessable profits over HK$2,000,000.

Regulations related to anti-competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong)

The Competition Ordinance prohibits (i) anti-competitive agreements if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong, (ii) abuse of market power by engaging in conduct that has its effect the prevention, restriction or distortion of competition in Hong Kong and (iii) mergers that has or is likely to have the effect of substantially lessening competition in Hong Kong.

The Competition Commission and the Communication Authority also issued six guidelines to provide guidance on how the Competition Commission and the Communication Authority intend to interpret and give effect to the provisions of the Ordinance. Amongst the said six guidelines, the “Guideline on the First Conduct Rule” and the “Guideline on the Second Conduct Rule” are most relevant to our business.

The “First Conduct Rule” provides that an undertaking must not (i) make or give effect to an agreement; (ii) engage in a concerted practice; or (iii) as a member of an association of undertakings, make or give effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong.

In addition, the “Second Conduct Rule” provides that an undertaking that has a substantial degree of market power in a market must not abuse that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong. A conduct may constitute an abuse under the “Second Conduct Rule” if it involves predatory behavior towards competitors or limiting production, markets or technical development to the prejudice of consumers.

Licensing or Registration Regime

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong)

The Business Registration Ordinance requires every person carrying on any business to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business within 1 month after the commencement of business. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be.

Regulations related to Data Security

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The PDPO imposes a statutory duty on data users (i.e., a person who, either alone or jointly or in common with other persons, controls the collection, holding, processing or use of the data) to comply with the requirements of the six data protection principles set out in Schedule 1 to the PDPO). Section 4 of the PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes any of the Data Protection Principles unless the act or practice (as the case may be) is required or permitted under the PDPO. The six Data Protection Principles are:-

1.	Principle 1 — purpose and manner of collection of personal data;

2.	Principle 2 — accuracy and duration of retention of personal data;

3.	Principle 3 — use of personal data;

4.	Principle 4 — security of personal data;

5.	Principle 5 — information to be generally available; and

6.	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data. The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may, depending on the severity, lead to a variety of fines and imprisonment.

Additionally, the PDPO also gives data subjects certain rights, including but not limited to:

●	The right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes certain conduct, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent.

An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data, may seek compensation from the data user concerned.

Regulations related to the Construction Industry

Construction Industry Security of Payment Ordinance (Chapter 652 of the Laws of Hong Kong) (“CISPO”)

The CISPO applies to (i) public contracts and main private contract (whether written or oral) entered into on or after 28 August 2025 for carrying out construction work in Hong Kong (whether or not the contract is also for the supply of related goods and services) and the contract value of which is on the date of the contract not less than HK$5,000,000 and (ii) public contracts and main private contract (whether written or oral) entered into on or after 28 August 2025 for the supply of related goods and services in Hong Kong and the contract value of which is on the date of the contract not less than HK$500,000 and (iii) subcontract of the said public contract and the said main private contract regardless of the contract value.

The key provisions of the CISPO are :

●	Pursuant to section 17 of the CISPO, the use of conditional payment provisions such as payment to the other party of the contract being conditional upon payment of that money by a third party is prohibited and would be unenforceable;

●	Imposition of deadline for progress payment and payment response under sections 13 to 16 of the CISPO;

●	In the event of a payment dispute, the claiming party may initiate adjudication proceedings to enable speedy resolutions through an independent adjudicator pursuant to section 24 of the CISPO;

●	Section 59 of the CISPO provides for the claiming party’s right to delay carrying out the construction work or supplying the related goods and services in certain circumstances where the admitted amount is not promptly made by the paying party;

●	Sections 48 and 49 of the CISPO provide that he Court of First Instance or the District Court in Hong Kong can set aside or enforce an adjudicator’s determination on an application of a party to the adjudication proceedings; and

●	Any provision in a contract or agreement purporting to exclude, modify or restrict the operation of the CISPO or being inconsistent with the CISPO or which may be construed as an attempt to deter a person from taking action under the CISPO will be void pursuant to section 11 of the CISPO.

MANAGEMENT

Set forth below is information concerning our directors and executive officers.

The following individuals are our executive management and members of the board of directors.

Directors and Executive officers	Age	Position
Ching Yi Li	30	Executive Director and Chief Executive Officer
Wai Yan Chan	30	Executive Director and Chief Financial Officer

The following is a brief biography of each of our executive officers and directors:

Ms. Ching Yi Li is our executive director and chief executive officer. She became the chief executive officer of STG in 2024. Ms. Li has substantial experience in the construction industry and is experienced in project management, regulatory compliance and stakeholder engagement. Her extensive network and hands-on experience in the industry has enabled her to consistently deliver results across complex projects. Ms. Li’s strategic approach and market knowledge have been instrumental in driving our success and operational excellence. Ms. Li holds a Bachelor of Arts in Business Administration from Coventry University.

Ms. Wai Yan Chan is our executive director and chief financial officer. Ms. Chan is currently the independent non-executive director of China New Holdings Limited (SEHK:8125) and Hope Life International Holdings Limited (SEHK:1683). In 2024 and 2025, Ms. Chan served as the independent director of OneConstruction Group Limited (NASDAQ: ONEG). Ms. Chan is a member of the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Science (Accounting) from University of Hull.

[Independent director A]

[Independent director B]

[Independent director C]

Family Relationships

None of our directors or executive officers have a family relationship as defined in Item 401 of Regulation S-K.

Employment Agreements

We plan to enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.3 to this Registration Statement, we will agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to, the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors consists of five directors as of the date of this prospectus. We have determined that our independent directors, [*], [*] and [*] satisfy the “independence” requirements of the Nasdaq corporate governance rules.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board, including, but not limited to, gender, skills, age, professional experience, knowledge, cultural and education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution that the selected candidates will bring to our board.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board. Our board is well balanced and diversified in alignment with our business development and strategy.

Committees of the Board of Directors

We plan to establish an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors upon the effectiveness of the registration statement of which this prospectus forms a part. We will adopt a charter for each of the three committees upon the establishment of the committees. Each committee’s members and functions are described below.

Audit Committee

Our audit committee will consist of [*], [*] and [*] and it is chaired by [*]. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq Listing Rules and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that [*] qualify as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee will be responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm; and

●	reporting regularly to the board.

Compensation Committee

Our compensation committee will consist of [*], [*] and [*], and it is chaired by [*]. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs, or other similar arrangements; and

●	selecting a compensation consultant, legal counsel, or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of [*], [*] and [*], and it is chaired by [*]. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq Listing Rules. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board or for appointment to fill any vacancy on the board;

●	reviewing annually with the board the current composition of the board in regard to characteristics such as independence, knowledge, skills, experience, expertise, diversity, and availability of service to us;

●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law, practice of corporate governance, and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Memorandum and Articles, as amended from time to time. Our Company has the right to seek damages if a duty owed by any of our directors is breached. See “Description of Share Capital — Differences in Corporate Law for additional information on the standard of corporate governance under Cayman Islands law.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of approximately $0.1 million as compensation to our executive officers and directors. Our Hong Kong subsidiaries is required by law to make contributions equal to certain percentages of each employee’s salary for his or her MPF. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2024, we had no outstanding equity awards.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as an exhibit to this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the closing of this offering.

RELATED PARTY TRANSACTIONS

Material Transactions with Related Parties

The Group had the following transactions with related parties during the fiscal years ended December 31, 2022, 2023 and 2024:

(A)	Key management personnel remuneration

	For the Fiscal Year Ended
	December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
Key management personnel remuneration	36	86	128

(B)	Related party transactions

	For the Fiscal Year Ended
	December 31,
	2022	2023	2024
	US$’000	US$’000	US$’000
(I) Transaction with a former director of a subsidiary (“Director A”)
Interest income from loan to a director of a subsidiary	8	20	-
Repayment from loan to a director of a subsidiary	190	8	-

(II) Transaction with companies controlled by a former director of a subsidiary (“Director B”)
Provision of subcontracting services	913	887	292
Rental income from leasing of machineries	346	967	208

(III) Transaction with a shareholder of the Company
Interest expenses on loan from a shareholder	-	-	(908)

Notes:

(i)	Director A resigned as director of a subsidiary in June 2024.

(ii)	Director B resigned as director of a subsidiary in June 2024.

(C) Outstanding balances with related parties

			For the Fiscal Year Ended
			December 31,
	Notes	2022	2023	2024
		US$’000	US$’000	US$’000
Accounts receivables due from companies controlled by Director B		643	153	-

Loans from a shareholder	(i)		-	(9,794)

Loan due from a former director of a subsidiary	(ii)	333	345	-

Amounts due to a former director of a subsidiary	(iii)	(484)	(484)	-

Notes:

(i)	On December 31, 2024, all interest payable of $1.4 million accrued from the loans granted by a shareholder till December 31, 2024 was capitalized as additional paid-in capital. As a result, as at December 31, 2024, there were two loans due from the shareholder, (i) one of which had a principal amount of $8.3 million and was unsecured and interest bearing of 6% per annum, (ii) the other loan of which had a principal amount of $2.9 million and was unsecured and interest bearing of 5.375% per annum. Both loans are repayable in December 2026.

(ii)	The loan due from a former director of a subsidiary represented a loan granted to Director A, which was unsecured, interest bearing of 0.5% per month and repayable on demand. Director A resigned as director of the subsidiary in June 2024.

(iii)	Amounts due to a former director of a subsidiary represented the amount due to Director B, which was unsecured, interest free and repayable on demand. Director B resigned as director of the subsidiary in June 2024.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of Ordinary Shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our Ordinary Shares. The following table assumes that none of our officers, directors, or 5% or greater beneficial owners of our Ordinary Shares will purchase shares in this offering. In addition, the following table assumes that the Over-Allotment Option has not been exercised. Holders of our Ordinary Shares are entitled to one vote per share and vote on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him or her, subject to applicable community property laws.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially held immediately after this offering
Name of Beneficial Owner	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares
Directors, director nominees, and executive officers
Ching Yi Li	19,047,500	80.2%	19,047,500	[*]	%
Wai Yan Chan	-	-	-	-%
[*]					%
[*]					%
[*]					%
%
%
5% or greater shareholders
Star Equity*	19,047,500	80.2%	19,047,500	[*]	%

*	Star Equity is beneficiary wholly owned by Ms. Ching Yi Li.

DESCRIPTION OF SHARE CAPITAL

We are an exempted company incorporated with limited liability in the Cayman Islands and, upon completion of this offering, our affairs will be governed by our Amended and Restated Memorandum and Articles, the Cayman Islands Companies Act (also referred to as the “Companies Act” in this section) and the common law of the Cayman Islands.

As of the date of this prospectus, our authorized share capital is $50,000 divided into 500,000,000 Ordinary Shares, par value $0.0001 each.

As of the date immediately prior to this offering, 23,750,000 Ordinary Shares  of par value $0.0001 per share were issued, fully paid and outstanding. Upon completion of this offering, we will have [*] Ordinary Shares issued and outstanding, assuming the underwriters do not elect to exercise their option to purchase additional Ordinary Shares from us.

Our Amended and Restated Memorandum and Articles

Our shareholders intend to adopt the Amended and Restated Memorandum and Articles, which will become effective and replace our current memorandum and articles of association in their entirety with effect from the date on which the Registration Statement becomes effective. The following are summaries of material provisions of the Amended and Restated Memorandum and Articles that we expect to become effective immediately prior to completion of this offering insofar as they relate to the material terms of our Ordinary Shares.

Objectives of Our Company

Under our Amended and Restated Memorandum and Articles, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares

Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Amended and Restated Memorandum and Articles provide that dividends may be declared and paid out of the funds of the Company lawfully available therefor. Under the laws of the Cayman Islands, the Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights

Subject to any rights and restrictions attached to any shares, on a show of hands, every shareholder present in person and every person representing a shareholder by proxy shall, at a general meeting of the Company, each have one vote, and on a poll, every shareholder and every person representing a shareholder by proxy shall have one vote for each ordinary share of which he or the person represented by proxy is the holder.

Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our Amended and Restated Memorandum and Articles. Holders of the Ordinary Shares may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles provide that we shall, if required by the Companies Act, in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors. General meetings, including annual general meetings, may be held at such times and in any location in the world as may be determined by our board of directors. Any general meeting or any class meeting may be held physically, as a hybrid meeting (partially physical and partially electronic) or wholly by electronic means, using such telephone, electronic or other communication facilities as to permit all persons participating in the meeting to communicate with each other, and participation in such a meeting shall constitute presence at such meeting. Unless otherwise determined by the Directors, the manner of convening and the proceedings at a general meeting set out in the Articles shall apply, mutatis mutandis, to hybrid or wholly electronic meetings.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by a majority of our board of directors. Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Cayman Islands Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares

Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Procedures on liquidation

On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our Company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares

Our board of directors may, from time to time, make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 calendar days prior to the specified time or times of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares

We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Cayman Islands Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Cayman Islands Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares

Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our Amended and Restated Memorandum and Articles authorizes our board of directors to issue additional Ordinary Shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Declaration of Interest

Pursuant to our Amended and Restated Memorandum and Articles, a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to any separate requirement for Audit Committee approval under applicable law or the rules and regulations of the designated stock exchange, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Compensation

Under our Amended and Restated Memorandum and Articles, the remuneration of the directors may be determined by our board of directors.

Borrowing Powers

Our directors may from time to time at their discretion exercise all the powers of the Company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Qualification of directors

There is no shareholding qualification for directors, nor is there any specified age limit for directors.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our corporate records (except for our Amended and Restated Memorandum and Articles, any special resolutions passed by our Company and the register of mortgages and charges of our Company). However, we will provide our shareholders with annual audited financial statements.

Certain Cayman Islands Company Considerations

Exempted Company

We are an exempted company with limited liability under the Cayman Islands Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue no par value, negotiable or bearer shares;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is modeled after that of England and Wales but does not follow recent statutory enactments in England. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware and their shareholders.

This discussion does not purport to be a complete statement of the rights of holders of our Ordinary Shares under applicable law in the Cayman Islands or the rights of holders of the common stock of a typical corporation under applicable Delaware law.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number representing seventy-five percent (75%) in value of the creditors or class of creditors or is approved by seven-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition, which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of not less than ninety percent (90%) of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer that has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of a scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely, the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our Company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our Company or its affairs in any court whether in the Cayman Islands or elsewhere.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers prior to the completion of this offering that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director acts in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Our Amended and Restated Memorandum and Articles provide that any ordinary or special resolution of shareholders, or any other action typically taken at a shareholder meeting, may instead be adopted by written resolution. Such written resolutions require the unanimous consent of all shareholders entitled to vote, without the need for advance notice or a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Amended and Restated Memorandum and Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles, directors may be removed by an ordinary resolution of our shareholders. Under our Amended and Restated Memorandum and Article, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from meetings of our board of directors for three consecutive meetings and our board of directors resolves that his office be vacated; or (v) is removed from office pursuant to any other provisions of Amended and Restated Memorandum and Articles.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our articles of association, our Company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Amended and Restated Memorandum and Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Amended and Restated Memorandum and Articles may only be amended by a special resolution of our shareholders.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our Amended and Restated Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Listing

We intend to apply to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “ONEG.” We cannot guarantee that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are listed on the Nasdaq Stock Market.

Transfer Agent

The transfer agent of our Ordinary Shares is [*].

History of Securities Issuance

	Date of	Number of	Consideration
Securities/Purchaser	Issuance	Securities	($)
Ordinary Shares
1 issued to Star Equity	April 17, 2025	1	0.0001
12,999,999 issued to Star Equity	April 17, 2025	12,999,999	1,299.9999
8,621,500 issued to Star Equity	June 10, 2025	8,621,500	862.15
535,350 issued to Daily Charm Inc.	June 10, 2025	535,350	53.535
534,275 issued to Miracle Worldwide Investment Limited	June 10, 2025	534,275	53.4275
532,125 issued to Max Premier Limited	June 10, 2025	532,125	53.2125
526,750 issued to Jumbo Harbour Group Limited	June 10, 2025	526,750	52.6750

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no established public market for our Ordinary Shares, and while we intend to apply for approval to have our Ordinary Shares listed on the Nasdaq Capital Market, we cannot assure you that a liquid trading market for the Ordinary Shares will develop or be sustained after this offering. Future sales of substantial amounts of our Ordinary Shares in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our Ordinary Shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our Ordinary Shares, including Ordinary Shares issued upon exercise of outstanding options, in the public market in the United States, or the possibility of such sales, could negatively affect the market price in the United States of our Ordinary Shares and our ability to raise equity capital in the future.

Upon the closing of this offering, we will have [*] outstanding Ordinary Shares, assuming no exercise of the Over-Allotment Option. Of that amount, [*] Ordinary Shares will be publicly held by investors participating in this offering, and Ordinary Shares will be held by our existing shareholders, some of whom may be our affiliates as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an affiliate of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the Ordinary Shares sold in this offering will be freely transferable by persons other than our affiliates in the United States without restriction or further registration under the Securities Act. Ordinary Shares purchased by one of our affiliates may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 under the Securities Act described below.

The Ordinary Shares held by existing shareholders are, and any Ordinary Shares issuable upon exercise of options outstanding following the completion of this offering will be, restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Rule 144

In general, persons who have beneficially owned restricted Ordinary Shares for at least six months, and any affiliate of the Company who owns either restricted or unrestricted securities, are entitled to sell their securities without registration with the SEC under an exemption from registration provided by Rule 144 under the Securities Act.

Non-Affiliates

Any person who is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a seller may sell an unlimited number of restricted securities under Rule 144 if:

●	the restricted securities have been held for at least six months, including the holding period of any prior owner other than one of our affiliates;

●	we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale; and

●	we are current in our Exchange Act reporting at the time of sale.

Any person who is not deemed to have been an affiliate of ours at the time of, or at any time during the three months preceding, a sale and has held the restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell an unlimited number of restricted securities without regard to the length of time we have been subject to Exchange Act periodic reporting or whether we are current in our Exchange Act reporting.

Affiliates

Persons seeking to sell restricted securities who are our affiliates at the time of, or any time during the three months preceding, a sale, would be subject to the restrictions described above. They are also subject to additional restrictions, by which such person would be required to comply with the manner of sale and notice provisions of Rule 144 and would be entitled to sell within any three-month period only that number of securities that does not exceed the greater of either of the following:

●	1% of the number of Ordinary Shares then outstanding, which will equal approximately 250,000 Ordinary Shares immediately after the closing of this offering, assuming the underwriter does not exercise the Over-Allotment Option; or

●	the average weekly trading volume of our Ordinary Shares in the form of Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Additionally, persons who are our affiliates at the time of, or any time during the three months preceding, a sale may sell unrestricted securities under the requirements of Rule 144 described above, without regard to the six month holding period of Rule 144, which does not apply to sales of unrestricted securities.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. If any of our employees, executive officers, or directors purchase shares under a written compensatory plan or contract, they may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares would be required to wait until 90 days after the date of this prospectus before selling any such shares. Additionally, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates, or anyone acting on their behalf. Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and, subject to the offering restrictions imposed by Rule 903, are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates by virtue of their status as our officer or director of may resell their restricted shares in an “offshore transaction” under Regulation S if:

●	none of the shareholder, its affiliate, nor any person acting on their behalf engages in directed selling efforts in the United States, and

●	in the case of a sale of our restricted shares by an officer or director who is our affiliate solely by virtue of holding such position, no selling commission, fee, or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

Additional restrictions are applicable to a holder of our restricted shares who will be our affiliate other than by virtue of his or her status as our officer or director.

Lock-up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the representative, it will not, for a period of three (3) months after the date of this offering, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) without first obtaining the representative’s written consent.

In addition, our directors, executive officers, and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to for a period of six (6) months after the date of this offering, offer, sell, contract to sell or grant any option to purchase or otherwise dispose of any Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) without first obtaining the representative’s written consent. Our shareholders owning not more than 5% of the Ordinary Shares have agreed, subject to certain exceptions, not to offer, sell, contract to sell, or grant any option to purchase, or otherwise dispose of any of our Ordinary Shares (other than the Ordinary Shares acquired in or after this offering) for a period of 60 calendar days after the date of this prospectus, without first obtaining the underwriter’s written consent. See “Underwriting.”

MATERIAL INCOME TAX CONSIDERATIONS

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the ES Act together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity,” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from July 1, 2019. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is tax resident outside the Cayman Islands. Accordingly, for so long as we are a tax resident outside the Cayman Islands, we are not required to satisfy the economic substance test under the ES Act. Notwithstanding the foregoing, all companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following brief summary discussion describes the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below). This discussion applies to U.S. Holders that purchase our Ordinary Shares pursuant to this offering and hold such Ordinary Shares as capital assets. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	U.S. expatriates;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% (by vote or value) or more of our voting shares (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	investment trusts;

●	governments or agencies or instrumentalities thereof;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Further, this discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift, or alternative minimum tax consequences.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of our Ordinary Shares who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all of its substantial decisions, or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If an entity treated as a partnership for U.S. federal income tax purposes holds our Ordinary Shares, the U.S. federal income tax consequences relating to an investment in such Ordinary Shares will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership, and disposition of our Ordinary Shares.

Persons considering an investment in our Ordinary Shares should consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership, and disposition of our Ordinary Shares, including the applicability of U.S. federal, state, and local tax laws and non-U.S. tax laws.

PFIC Consequences

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year in which either (i) at least 75% of its gross income is “passive income” (“PFIC income test”), or (ii) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (“PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash (even if held as working capital or raised in a public offering) marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Although PFIC status is determined on an annual basis and generally cannot be determined until the end of a taxable year, based on the nature of our current and expected income and the current and expected value and composition of our assets, we do not presently expect to be a PFIC for our current taxable year or the foreseeable future. However, there can be no assurance given in this regard because the determination of whether we are or will become a PFIC is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition of our income and assets. In addition, there can be no assurance that the IRS will agree with our conclusion or that the IRS would not successfully challenge our position.

If we are a PFIC in any taxable year during which a U.S. Holder owns our Ordinary Shares, the U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for our Ordinary Shares; and any gain recognized on a sale, exchange, or other disposition, including a pledge, of our Ordinary Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for our Ordinary Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds such Ordinary Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to our Ordinary Shares. If the election is made, the U.S. Holder will be deemed to sell our Ordinary Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Ordinary Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and one of our non-U.S. subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Any of our non-U.S. subsidiaries that have elected to be disregarded as entities separate from us or as partnerships for U.S. federal income tax purposes would not be corporations under U.S. federal income tax law and, accordingly, cannot be classified as lower-tier PFICs. However, non-U.S. subsidiaries that have not made the election may be classified as a lower-tier PFIC if we are a PFIC during your holding period and the subsidiary meets the PFIC income test or PFIC asset test. Each U.S. Holder is advised to consult its tax advisors regarding the application of the PFIC rules to any of our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on our Ordinary Shares if a valid “mark-to-market” election is made by the U.S. Holder for our Ordinary Shares. An electing U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of our Ordinary Shares held at the end of such taxable year over the adjusted tax basis of such Ordinary Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Ordinary Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in our Ordinary Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange, or other disposition of our Ordinary Shares in any taxable year in which we are a PFIC would be treated as ordinary income, and any loss from such sale, exchange, or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss. If, after having been a PFIC for a taxable year, we cease to be classified as a PFIC because we no longer meet the PFIC income test or PFIC asset test, the U.S. Holder would not be required to take into account any latent gain or loss in the manner described above, and any gain or loss recognized on the sale or exchange of the Ordinary Shares would be classified as a capital gain or loss.

A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Generally, stock will be considered marketable stock if it is “regularly traded” on a “qualified exchange” within the meaning of applicable U.S. Treasury regulations. A class of stock is regularly traded during any calendar year during which such class of stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

Our Ordinary Shares will be marketable stock as long as they remain listed on the Nasdaq Capital Market and are regularly traded. A mark-to-market election will not apply to the Ordinary Shares for any taxable year during which we are not a PFIC, but it will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any of our non-U.S. subsidiaries. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

The tax consequences that would apply if we were a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (“QEF”) election. As we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, prospective investors should assume that a QEF election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent who was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the decedent held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares was inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis will be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before his or her death. Consequently, if we were determined to be a PFIC at any time prior to a decedent U.S. holder’s death, the PFIC rules would cause any new U.S. Holder inheriting our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead to receive a carryover basis in those Ordinary Shares.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership, and disposition of our Ordinary Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Ordinary Shares, and the IRS information reporting obligations with respect to the purchase, ownership, and disposition of Ordinary Shares of a PFIC.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the Passive Foreign Investment Company (PFIC) rules discussed above, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under IRS authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which currently include the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. A U.S. Holder should therefore expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Sale, Exchange or Other Disposition of Our Ordinary Shares

Subject to the discussion above under “PFIC Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange, or other disposition of our Ordinary Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange, or other disposition and such U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange, or other disposition, the Ordinary Shares were held by the U.S. Holder for more than one year. Any capital gain recognized by a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized from the sale or other disposition of our Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Net Investment Income Tax

Certain U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% tax on all or a portion of their net investment income, which may include their gross dividend income and net gains from the disposition of our Ordinary Shares. If you are a U.S. person that is an individual, estate, or trust, you are encouraged to consult your tax advisor regarding the applicability of this net investment income tax to your income and gains in respect to your investment in our Ordinary Shares.

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares, including, among others, IRS Form 8938, Statement of Specified Foreign Financial Assets. As described above under “PFIC Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for our Ordinary Shares may be required to file IRS Form 926, Return by a U.S. Transferor of Property to a Foreign Corporation, to report this payment. Substantial penalties may be imposed upon a U.S. Holder failing to comply with this required information reporting.

Dividends on and proceeds from the sale or other disposition of our Ordinary Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the holder (i) fails to provide an accurate U.S. taxpayer identification number or otherwise establish a basis for exemption, or (ii) is described in certain other categories of persons. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding, or selling any Ordinary Shares under the laws of their country of citizenship, residence, or domicile.

The following is a discussion on certain Cayman Islands and Hong Kong income tax consequences of an investment in the Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands and Hong Kong laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies save for those which hold interests in land in the Cayman Islands. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

Hong Kong Profits Taxation

Our subsidiary incorporated in Hong Kong conducts its business primarily in Hong Kong and is therefore subject to Hong Kong profits tax currently at the rate of 8.25% on its assessable profits up to HK$2,000,000 and 16.5% on any part of its assessable profits over HK$2,000,000, which has become applicable since the year of assessment of 2018/2019. Under Hong Kong tax laws, profits tax is not chargeable on any profits arising in or derived from outside Hong Kong. In addition, payments of dividends from our Hong Kong subsidiary to us are not subject to any tax withholding in Hong Kong.

UNDERWRITING

We expect to enter into an underwriting agreement with Revere Securities LLC, as representative of the several underwriters named therein (the “Representative”), with respect to the Ordinary Shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of Ordinary Shares as indicated below.

Name	Number of Ordinary Share
Revere Securities LLC	[ ]
Total	[ ]

The underwriters are committed to purchase all the Ordinary Shares offered by this prospectus if they purchase any Ordinary Shares. The underwriters are not obligated to purchase the Ordinary Shares covered by the underwriters’ over-allotment option to purchase Ordinary Shares as described below. The underwriters are offering the Ordinary Shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions contained in the underwriting agreement, such as the receipt by the Representative of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Pricing of this Offering

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price for our Ordinary Shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Ordinary Shares in this offering does not necessarily bear any direct relationship to the assets, operations, book value or other established criteria of value of our company.

Over-Allotment Option

We have granted to the Representative a 45-day option to purchase up to an aggregate of additional Ordinary Shares (equal to 15% of the number of Ordinary Shares sold in the offering), at the offering price per Ordinary Share less underwriting discounts. The Representative may exercise this option for 45 days from the date of closing of this offering solely to cover sales of Ordinary Shares by the Representative in excess of the total number of Ordinary Shares set forth in the table above. If any of the additional Ordinary Shares are purchased, the Representative will offer the additional Ordinary Shares at $[●] per Ordinary Share, the offering price of each Ordinary Share.

Discounts and Expenses

The underwriting discounts for the shares and the over-allotment shares are equal to seven percent (7%) of the initial public offering price.

The following table shows the price per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. The total amounts are shown assuming both no exercise and full exercise of the over-allotment option.

Total
	Per Share		Without Over-allotment		Full Exercise of Over-allotment
Public offering price	$	$		$
Underwriting discounts to be paid by us:	$	$		$
Proceeds, before expenses, to us	$	$		$

We have agreed to reimburse the Representative up to a maximum of $250,000 for out-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below). As of the date of this prospectus, we have paid $[●] to the Representative as an advance against out-of-pocket accountable expenses. Any expenses advancement will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A). In addition, we shall reimburse the underwriter as non-accountable expenses: at the confidential filing of this registration statement, $30,000; at the public filing of this registration statement, $20,000; and, at the closing of the offering, one percent (1%) of the gross proceeds of the offering.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $[●].

Right of First Refusal

If, for the period beginning on the closing of the offering and ending twelve (12) months after closing of the offering, the Company or any of its subsidiaries engages in: (a) any equity, equity-linked, debt or mezzanine financing or other investment in the Company (including a secondary sale or offering by security holders effected with the Company’s assistance); (b) any tender offer or exchange offer for, debt, convertible debt securities; (c) any merger, consolidation, sale, transfer or other disposition of all or a material portion of the Company’s stocks or asset; or (d) restructuring transactions including, extraordinary dividend, stock repurchase, spin-off, etc. (each transaction, a “Subsequent Transaction”), the Representative (or any affiliate designated by the Representative) shall have the right of first refusal to act as lead or joint book-runner, lead or joint manager, or lead or joint placement agent with respect to such Subsequent Transaction.

Lock-Up Agreements

We have agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our Ordinary Shares, or any securities convertible into or exchangeable or exercisable for our Ordinary Shares, for a period of three (3) months from the date of this offering.

Our directors, executive officers and principal shareholders (defined as owners of 5% or more of our Ordinary Shares) have agreed, subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares or such other securities for a period of six (6) months from the date of this offering, without the prior written consent of the representative.

The Representative has no present intention to waive or shorten the lock-up period; however, the terms of the lock-up agreements may be waived at its discretion. In determining whether to waive the terms of the lockup agreements, the Representative may base its decision on its assessment of the relative strengths of the securities markets and companies similar to ours in general, and the trading pattern of, and demand for, our securities in general.

No Sales of Similar Securities

We have agreed not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of our Ordinary Shares, whether any such transaction is to be settled by delivery of Ordinary Shares or such other securities, in cash or otherwise, without the prior written consent of the representative, for a period of 180 days from the date of this prospectus.

Foreign Regulatory Restrictions on Purchase of our Ordinary Shares

We have not taken any action to permit a public offering of our Ordinary Shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our Ordinary Shares and the distribution of this prospectus outside the United States.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering arising under the Securities Act and the Exchange Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement and to contribute to payments that the underwriters may be required to make for these liabilities.

Application for Nasdaq Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We plan to list our Ordinary Shares on Nasdaq Capital Market under the symbol “[BEND]”. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market or another national exchange and if such listing is not obtained then this offering will be terminated.

Electronic Offer, Sale and Distribution of Ordinary Share

A prospectus in electronic format may be made available on websites or through other online services maintained by the underwriter or selling group members, if any, or by their affiliates, and the underwriter may distribute prospectus electronically. The underwriter may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, these websites and any information contained in any other website maintained by these entities is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and should not be relied upon by investors.

In connection with this offering, certain of the underwriter or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Passive Market Making

Any underwriter who is a qualified market maker on Nasdaq may engage in passive market making transactions on Nasdaq, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the Ordinary Shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain, or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M.

●	Stabilizing transactions consist of bids or purchases made by the managing underwriter for the purpose of preventing or slowing a decline in the market price of our securities while this offering is in progress.

●	Short sales and over-allotments occur when the managing underwriter, on behalf of the underwriting syndicate, sells more of our shares than they purchase from us in this offering. In order to cover the resulting short position, the managing underwriter may exercise the over-allotment option described above and/or may engage in syndicate covering transactions. There is no contractual limit on the size of any syndicate covering transaction. The underwriters will deliver a prospectus in connection with any such short sales. Purchasers of shares sold short by the underwriters are entitled to the same remedies under the federal securities laws as any other purchaser of units covered by the registration statement

●	Syndicate covering transactions are bids for or purchases of our securities on the open market by the managing underwriter on behalf of the underwriters in order to reduce a short position incurred by the managing underwriter on behalf of the underwriters.

●	A penalty bid is an arrangement permitting the managing underwriter to reclaim the selling concession that would otherwise accrue to an underwriter if the ordinary shares originally sold by the underwriter were later repurchased by the managing underwriter and therefore were not effectively sold to the public by such underwriter.

Stabilization, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or delaying a decline in the market price of our Ordinary Shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our ordinary shares. These transactions may occur on Nasdaq or on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Ordinary Shares, where action for that purpose is required. Accordingly, the Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding the underwriting discounts and non-accountable expense allowance, that are expected to be incurred in connection with the sale of Ordinary Shares in this offering. With the exception of the registration fee payable to the SEC, the Nasdaq Capital Market listing fee, and the filing fee payable to FINRA, all amounts are estimates.

SEC registration fee	$
The Nasdaq Capital Market listing fee	$
FINRA filing fee	$
Printing expenses	$
Legal fees and expenses	$
Accounting fees and expenses	$
Miscellaneous	$
Total	$

LEGAL MATTERS

The validity of our Ordinary Shares and certain other matters of Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. We are being represented by Bevilacqua PLLC with respect to U.S. federal securities laws. We may rely upon Haldanes with respect to matters governed by Hong Kong law. Revere Securities LLC, the representative of the underwriters, is being represented by VCL Law LLP with respect to certain legal matters as to U.S. federal securities and New York State law.

EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2023 and 2024, included in this prospectus have been so included in reliance on the report of Assentsure PAC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The registered business address of Assentsure PAC is No. 180B Bencoolen Street #03-01, The Bencoolen, Singapore 189648.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted, and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, like us, which file electronically with the SEC.

Upon effectiveness of this offering, we will be subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at www.stg-rebar.com.hk Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and the Board of Directors of Bend NovaTech Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Bend NovaTech Group Limited and its subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2024 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Assentsure PAC

Assentsure PAC

Singapore

June 24, 2025

PCAOB# 6783

We have served as the Company’s auditor since 2025.

BEND NOVATECH GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2023 AND 2024

		As of December 31
	Notes	2023	2024
		US$’000	US$’000
ASSETS
Current assets:
Inventory		69	138
Accounts receivables – third parties, net	11	1,114	4,852
Accounts receivables – related parties, net	11, 18	153	-
Deposits, prepayment and other receivables	12	1,621	4,422
Loan due from a former director of a subsidiary	18	345	-
Cash and cash equivalents		201	57
Total current assets		3,503	9,469

Non-current assets:
Property, plant and equipment	13	3,612	3,328
Right-of-use assets, operating lease	14	3,528	2,374
Right-of-use assets, finance lease	14	217	441
Deposits, prepayment and other receivables	12	230	232
Total non-current assets		7,587	6,375

Total assets		11,090	15,844

LIABILITIES AND EQUITY
Current liabilities:
Accounts payables	15	79	112
Accrual and other payables	16	451	1,246
Amounts due to a former director of a subsidiary	18	484	-
Operating lease liabilities	14	946	896
Finance lease liabilities	14	44	93
Other borrowings	17	7,360	-
Current tax liabilities		-	57
Total current liabilities		9,364	2,404

Non-current liabilities:
Operating lease liabilities	14	2,712	1,633
Finance lease liabilities	14	120	213
Loans from a shareholder		-	9,794
		2,832	11,640
Shareholders’ equity:
Ordinary Shares, $0.0001 par value, 500,000,000 Ordinary Shares authorized, 23,750,000 Ordinary Shares issued and outstanding as of December 2023 and 2024*		2	2
Additional paid-up capital		-	1,449
Subscription receivables		(2)	(2)
(Accumulated losses)/Retained earnings		(1,097)	343
Foreign current translation reserve		(9)	8
Total shareholder’s equity		(1,106)	1,800
Total liabilities and equity		11,090	15,844

*	The share data is presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BEND NOVATECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

	Notes	2023	2024
		US$’000	US$’000
Revenue – third parties	4	4,317	12,668
Revenue – related parties		1,854	500
Cost of revenue	4	(5,659)	(9,567)
Gross profit		512	3,601

Other income	5	48	634
Allowance for credit loss on accounts receivables		(30)	(238)
Administrative expenses	6	(670)	(1,593)
(Loss)/profit from operations		(140)	2,404
Finance costs	8	(410)	(908)
(Loss)/profit before taxation		(550)	1,496
Income tax expenses	9	-	(56)
(Loss)/profit attributable to shareholders		(550)	1,440

Other comprehensive income
Exchange differences on translation of foreign operations		(6)	17

Total comprehensive income attributable to shareholders		(556)	1,457

(Loss)/Earnings per share attributable to shareholders
Basic and diluted	10	(0.023)	0.061

Weighted average number of ordinary shares used in computing net income per share
Basic and diluted*	10	23,750,000	23,750,000

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BEND NOVATECH GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

	Ordinary shares		Additional		(Accumulated losses)/	Foreign currency
	Number of shares*	Amount	paid-in capital	Subscription receivables	Retained earnings	translation reserve	Total Equity
		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance as at January 1, 2023	23,750,000	2	-	(2)	(547)	(3)	(550)
Loss for the year	-	-	-		(550)	-	(550)
Other comprehensive income for the year	-	-	-	-	-	(6)	(6)
Balance as of December 31, 2023	23,750,000	2	-	(2)	(1,097)	(9)	(1,106)
Capitalization of loan interest from a shareholder	-	-	1,449	-	-	-	1,449
Profit for the year	-	-	-	-	1,440	-	1,440
Other comprehensive income for the year	-	-	-	-	-	17	17
Balance as of December 31, 2024	23,750,000	2	1,449	(2)	343	8	1,800

*	The shares and per share data are presented on a retroactive basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

BEND NOVATECH GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2024

	Notes	2023	2024
		US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss)/profit before taxation		(550)	1,496

Adjustments for:
Interest expense on other borrowings	8	410	908
Interest expense on operating lease liabilities		176	166
Interest expense on finance lease liabilities		—	16
Bank interest income		—	(7)
Interest income on loan to a director of a subsidiary		(20)	—
Allowance for credit loss on accounts receivables	11	30	238
Allowance for credit loss on other receivables	12	—	347
Depreciation of property, plant and equipment		513	608
Amortisation of right-of-use assets, operating lease		808	1,155
Amortisation of right-of-use assets, finance lease	14	15	29
Write off of property, plant and equipment		—	33
Gain on derecognition of operating lease upon termination		—	(11)
Operating cash flows before changes in operating activities		1,382	4,978

Changes in operating assets and liabilities
Change in inventories		(69)	(67)
Change in accounts receivables		667	(3,766)
Change in deposits, prepayment and other receivables		(343)	(2,751)
Change in accounts payables		(122)	30
Change in accruals and other payables		(1,075)	301
Change in operating lease liabilities		(921)	(1,287)
Net cash flow used in operating activities		(481)	(2,562)

CASH FLOWS FROM INVESTING ACTIVITIES
Repayment from loan to a director of a subsidiary		8	—
Interest received on bank deposits		—	7
Purchase of property, plant and equipment		(644)	(341)
Net cash flow used in investing activities		(636)	(334)

CASH FLOWS FROM FINANCING ACTIVITIES
Advance loan from other borrowings		1,277	—
Advance loan from loan from a shareholder		—	2,878
Repayment of finance lease liabilities		(76)	(123)
Net cash flow generated from financing activities		1,201	2,755

Net increase/(decrease) in cash and cash equivalents		84	(141)

Cash and Cash equivalents at beginning of the year		109	201
Effect of foreign exchange effect		8	(3)
Cash and Cash equivalents at end of the year		201	57

The accompanying notes are an integral part of these consolidated financial statements.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a)	Nature of operations and principal activities

Bend NovaTech Group Limited (the “Company”) was incorporated in the Cayman Islands on April 17, 2025 under the Company Act as an exempted company with limited liability. The principal activities of the Company and its subsidiaries (collectively, the “Group”) is principally engaged in the provision of cut-and-bend services of steel reinforcing bars services in Hong Kong.

As at the date of this consolidated financial statements, the details of the Company’s principal subsidiaries are as follows:

		Percentage of
	Date of	Effective ownership		Place of	Principal
Subsidiaries	incorporation	2023	2024	incorporation	activities
SMP Holding Limited (“SMP”)	March 3, 2022	100%	100%	BVI	Investment holding
Smart Rebar Holding Limited (“Smart Rebar”)	March 3, 2022	100%	100%	BVI	Investment holding
Smart (Technology) Global Limited (“STG”)	June 23, 2021	100%	100%	Hong Kong	Provision of cut-and bend services of steel reinforcing bars services

(b)	Reorganization

Since December 2024, the Company has undergone a reorganization of its legal structure such that (i) on December 27, 2024, Star Equity became the sole shareholder holding 100% interest in SMP and Smart Rebar; (ii) the Company was incorporated under the laws of the Cayman Islands on April 17, 2025 with Star Equity being its sole shareholder; (iii) on the same date (April 17, 2025), Star Equity transferred 100% of its interest in SMP and Smart Rebar to the Company. As a result of the reorganization completed on April 17, 2025, the Company became the holding company of SMP and Smart Rebar and therefore wholly-owned STG. Since each of SMP, Smart Rebar and STG have been under the common control of the same controlling shareholder, Star Equity, both before and after the reorganization, the consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The shareholding structure of the Company before and after the reorganization are illustrated as follows:

Before the reorganization	After the reorganization

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC.

In the opinion of the management, the accompanying consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the reporting period presented. The Company believes that the disclosures are adequate to make the information presented not misleading.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements presented herein represent the consolidated financial statements of the Company and its subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates and assumptions

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts. These estimates are based on information available through the date of the issuance of the consolidated financial statements; therefore, actual results could differ from those estimates.

Functional currency and foreign currency translation

The consolidated financial statements are presented in US$ as its reporting currency.

The functional currency is US$ for the Company and its BVI subsidiaries and HK$ for its subsidiary in Hong Kong.

Monetary assets and liabilities denominated in functional currency is translated into reporting currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost are re-measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of operations and comprehensive income.

Fair value of financial instruments

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 —Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 —Other inputs that are directly or indirectly observable in the marketplace.

Level 3 — Unobservable inputs which are supported by little or no market activity.

Financial assets and liabilities of the Group primarily consist of accounts receivable, net, financial assets included in deposits, prepayment and other receivables, contract assets and cash and cash equivalents, and accounts payable, financial liabilities included in accruals and other payables, amounts due to shareholders, loan due to shareholder, contract liabilities, operating lease liabilities and other borrowings.

Inventories

Inventories comprise materials held for use. Inventories are stated at the lower of cost and net realizable value. Costs of inventories comprise cost of purchases are determined on a weighted average cost method. Net realizable value represents the estimated value for inventories less all estimated costs necessary for replacement.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Accounts receivable, net

Accounts receivable mainly consists of amount due from the Group’s customers, which are recorded net of allowance for credit losses. The Group records allowance for credit losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each customer. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2023, and 2024, the Group had an allowance for credit losses on accounts receivable of approximately US$30,000 and US$272,000, respectively.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Furniture, fixtures and office equipment are depreciated over estimated useful lives of the related assets.

Category	Estimated useful life
Leasehold improvement	over the shorter of the lease term or 5 years
Property, plant and machineries	4.5-10 years
Fixture, furniture and equipment	5 years
Motor vehicles	5-15 years

Impairment of long-lived assets

The Group evaluates its long-lived assets, including property, plant and equipment, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Group evaluates the recoverability of long-lived assets by comparing the carrying amounts of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amounts of the assets, the Group recognizes an impairment loss based on the excess of the carrying amounts of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. There was no impairment of long-lived assets recognized for the fiscal years ended December 31, 2023 and 2024.

Revenue recognition

Revenue from sales of goods is recognised when the goods are delivered and title has passed. Revenue is measured at the fair value of the consideration received or receivable, net of discounts.

Revenue from transportation income is recognised when the Company has completed the performance obligation when the goods are delivered.

Revenue from rental services of machineries is recognised when the services are provided.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the assets and liabilities method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statement of operations and comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more-likely-than-not that some portion of, or all of the deferred tax assets will not be realized.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group considers possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

Uncertain tax positions

The Group applies the provisions of ASC topic 740 (“ASC 740”), Accounting for Income Taxes, to account for uncertainty in income taxes. ASC 740 prescribes a recognition threshold a tax position is required to meet before being recognized in the financial statements. The benefit of a tax position is recognized if a tax return position or future tax position is “more likely than not” to be sustained under examination based solely on the technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold is measured, using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The estimated liability for unrecognized tax benefits is periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and or developments with respect to tax audits, and the expiration of the statute of limitations. Additionally, in future periods, changes in facts and circumstances, and new information may require the Group to adjust the recognition and measurement of estimates with regards to changes in individual tax position. Changes in recognition and measurement of estimates are recognized in the period in which the change occurs.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the fiscal years ended December 31, 2023 and 2024, respectively.

Comprehensive income

The Group has adopted FASB Accounting Standard Codification Topic 220 (“ASC 220”) “Comprehensive income”, which establishes standards for reporting and the presentation of comprehensive income, its components and accumulated balances.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (Cont.)

There was no other comprehensive income/(loss) except for the exchange differences on translation of foreign operations for the fiscal years ended December 31, 2023 and 2024, respectively.

Borrowing costs

All borrowing costs are recognised in profit or loss in the period in which they are incurred.

Leases

The Group accounts for lease under ASC Topic 842, Leases. The Group determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at lease commencement date based on the present value of remaining lease payments over the lease terms. The Group considers only payments that are fixed and determinable at the time of lease commencement.

At the commencement date, the lease liability is recognized at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred. All right-of-use assets are reviewed for impairment annually. There was no impairment for right-of-use lease assets as of December 31, 2023 and 2024, respectively.

Operating lease assets are included within “right-of-use assets, operating lease”, and the corresponding operating lease liabilities are included within “operating lease liabilities” on the consolidated balance sheets as of December 31, 2023 and 2024, respectively.

Related party transaction

A related party is generally defined as (i) any person and or their immediate family hold 10% or more of the company’s securities (ii) the Company’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Segment reporting

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision makers (“CODM”) have been identified as the Group’s executive officers, who review consolidated results when making decisions about allocating resources and assessing performance of the Group. As a whole and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of reporting. As the Group’s long-lived assets are substantially located in Hong Kong, no geographical segments are presented.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recent accounting pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments. These requirements include: (i) disclosure of significant expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of segment profit or loss (collectively referred to as the “significant expense principle”); (ii) disclosure of an amount for other segment items (equal to the difference between segment revenue less segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment and a description of their composition; (iii) annual disclosure of a reportable segment’s profit or loss and assets currently required by Topic 280 in interim periods; (iv) clarification that, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report those additional measures of segment profit or loss; (v) disclosure of the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) disclosure of segment profit or loss in assessing segment performance and deciding how to allocate resources; and (vi) requiring a public entity that has a single reportable segment provide all the disclosures required by the amendments in this ASU, and all existing segment disclosures in Topic 280. ASU 2023-07 is effective for the Company’s annual periods beginning January 1, 2024, and for interim periods beginning January 1, 2025. The Company adopted ASU 2023-07 on January 1, 2024, and it did not have any material impact on the Company’s consolidated financial statements.

On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. Management does not expect material impact on its accounting or reporting when implemented.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

3.	CONCENTRATION OF RISKS

Political, social and economic risks

The main operations of the Group are located in Hong Kong. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Hong Kong, as well as by the general state of the economy in Hong Kong. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in Hong Kong. Although the Group has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Group’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Group’s operations.

Interest rate risk

The Group is exposed to interest rate risk on its interest-bearing assets and liabilities. As part of its asset and liability risk management, the Group reviews and takes appropriate steps to manage its interest rate exposure on its interest-bearing assets and liabilities. The Group has not been exposed to material risks due to changes in market interest rates and has not used any derivative financial instruments to manage the interest risk exposure during the years presented.

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, and accounts receivable and other receivables. As of December 31, 2023 and 2024, US$201,000 and US$57,000 were deposited with financial institutions located in Hong Kong, respectively. In accordance with the relevant regulations in Hong Kong, the maximum insured bank deposit amount is US$64,863 (HK$500,000) for each financial institution. While the Group believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Group is also exposed to risk from its accounts receivable. These assets are subject to credit evaluations. An allowance for credit loss has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	CONCENTRATION OF RISKS (cont.)

Concentration risk

Customers

There were 4 and 3 customers from whom revenues individually represent greater than 10% of the total revenues of the Group for the fiscal years ended December 31, 2023 and 2024, respectively. The total sales to these customers accounted for approximately 64.5% and 63.8% of total revenues for the fiscal years ended December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, there were 3 and 3 accounts receivables due from customers individually greater than 10% of the Group's receivables, represent in aggregate of approximately 58.8% and 83.7% of the Group's accounts receivables respectively.

The following customers accounted for 10% or more of revenue for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
Customer A	1,154	18.7%	23	0.2	%*
Customer B	967	15.7%	208	1.6	%*
Customer C	887	14.4%	292	2.2	%*
Customer D	-	- *	2,077	15.8%
Customer E	969	15.7%	36	0.3	%*
Customer F	126	2.0%*	3,947	30.0%
Customer I	-	- *	2,370	18.0%

*	represents less than 10% of the revenue.

The following customers accounted for 10% or more of accounts receivables, as of December 31, 2023 and 2024:

	As at
	December 31, 2023			December 31, 2024
	US$'000%			US$'000%
Customer D	-	-		497	10.2%
Customer G	163	12.9%		340	7.0	%*
Customer F	38	3.0%	*	1,217	25.1%
Customer J	422	33.3%		147	3.0	%*
Customer H	160	12.6%		2	-	*
Customer I	-	- *		2,347	48.4%

*	represents less than 10% of the accounts receivables.

Suppliers

There were 2 and 2 suppliers from whom purchases individually represent greater than 10% of the total purchases of the Group for the fiscal years ended December 31, 2023 and 2024, respectively. The total purchase from these suppliers accounted for approximately 30.3% and 35.5% of the Group's total purchase for the fiscal years ended December 31, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, there were 4 and 4 accounts payables due to suppliers individually greater than 10% of the Group's accounts payables, represent in aggregate of approximately 90.0% and 85.7% of the Group's accounts payables.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	CONCENTRATION OF RISKS (cont.)

Concentration risk (cont.)

The following supplier accounted for 10% or more of purchases for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
Supplier T	77	9.3%*	109	10.7%
Supplier U	143	17.3%	253	24.8%
Supplier X	108	13.0%	-	- *

*	represents less than 10% of the purchases.

The following suppliers accounted for 10% or more of the Group’s accounts payable as of December 31, 2023 and 2024:

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
Supplier S	13	16.5%	31	27.7%
Supplier T	16	20.3%	36	32.1%
Supplier U	19	24.1%	16	14.3%
Supplier V	23	29.1%	-	- *
Supplier W	-	- *	13	11.6%

*	represents less than 10% of the accounts payable.

4.	REVENUE AND COST OF REVENUE

Revenue

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%

From third parties	4,317	70.0%	12,668	96.2%
From related parties	1,854	30.0%	500	3.8%

	6,171	100.0%	13,168	100.0%

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
By Projects
Public Sector
- Infrastructure and public facilities	2,055	33.3%	1,222	9.3%
- Residential	1,409	22.8%	8,040	61.0%
Sub-total	3,464	56.1%	9,262	70.3%

Private Sector
- Commercial//infrastructure	323	5.2%	232	1.8%
- Residential	2,384	38.6%	3,674	27.9%
Sub-total	2,707	43.9%	3,906	29.7%

Total	6,171	100.0%	13,168	100.0%

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	REVENUE AND COST OF REVENUE (cont.)

Revenue (Cont.)

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
By Nature
Subcontracting income from bending and cutting of steel reinforcing bar	4,012	65.0%	8,639	65.6%
- From third parties	3,125	50.6%	8,347	63.4%
- From related parties	887	14.4%	292	2.2%

Transportation income	1,191	19.3%	2,275	17.3%
- From third parties	1,191	19.3%	2,275	17.3%
- From related parties

Rental income from leasing of machineries	968	15.7%	2,254	17.1%
- From third parties	1		2,046	15.5%
- From related parties	967	15.7%	208	1.6%

	6,171	100.0%	13,168	100.0%

Revenue disaggregated by timing of revenue recognition for the years ended December 31, 2023 and 2024 are disclosed as below:

	For the Fiscal Year Ended
	December 31, 2023		December 31, 2024
	US$'000%		US$'000%
Point in time
Subcontracting income from bending and cutting of steel reinforcing bar	4,012	65.0%	8,639	65.6%
Transportation income	1,191	19.3%	2,275	17.3%
	5,203	84.3%	10,914	82.9%
Over time
Rental income from leasing of machineries	968	15.7%	2,254	17.1%

Total	6,171	100.0%	13,168	100.0%

Cost of revenue

Cost of revenue consists primarily of direct labor costs, lease expense on factory space, factory overheads, transportation, motor vehicles expenses and repairs and maintenance on machineries that are that are directly attributable to revenue generated.

5.	OTHER INCOME

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Bank interest income	-	7
Government grant (Note)	-	105
Interest income from loan to a director	20	-
Sales of scrap materials	-	497
Sundry income	28	25

	48	634

Note:	During the fiscal year December 31, 2024, the Group received government grants in respect of the Re-industrialisation Funding Scheme under the Innovation and Technology Fund set up by the Hong Kong SAR Government.

6.	ADMINISTRATIVE EXPENSES

Administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, and those not specifically dedicated to sales activities, such as depreciation and amortization of fixed assets, legal and other professional services fees, rental, allowance for credit loss on other receivables and other general corporate related expenses.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	EMPLOYEE BENEFITS

Full time employees of the Group in Hong Kong participate in a government mandated defined contribution plan, pursuant to which Mandatory Provident Fund (“MPF”) is provided to the employees. The Hong Kong Legislative Council requires the Hong Kong subsidiary of the Group make contributions for MPF based on 5% of the employees’ salaries, up to a maximum amount of US$2,300 (HK$18,000) per year. The Group has no legal obligation for the benefits beyond the contributions made.

8.	FINANCE COSTS

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Interest expense on loan from a third party	410	-
Interest expense on loan from a shareholder	-	908
	410	908

9.	INCOME TAXES

Cayman Islands

Pursuant to the current rules and regulations, the Cayman Islands currently levy no taxes on individuals or corporate based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. Therefore, the Company is not subject to any tax in the Cayman Islands.

Hong Kong

The Group is subject to a two-tiered income tax rate for taxable income earned in Hong Kong. The first HK$2 million (approximately US$256,000) profits earned by a company is subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate of 16.5%.

The following table presents the composition of income tax expenses for the fiscal years ended December 31, 2023 and 2024:

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Current income tax expense	-	56

Reconciliation of the difference between the Hong Kong statutory income tax rate applicable to profits of the Group and the income tax expenses of the Group was as follows:

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
(Loss) Profit before provision for income taxes	(550)	1,496

Income tax expenses computed at statutory rate	(91)	248
Effect of preferential tax rates	-	(21)
Tax effect of temporary difference	60	110
Tax effect of tax losses not recognised	31	-
Utilisation of tax losses previously not recognised	-	(281)
Income tax expense	-	56

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9.	INCOME TAXES (cont.)

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of operations for the fiscal years ended December 31, 2023 and 2024.

10.	(LOSS)/ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share for the fiscal years ended December 31, 2023 and 2024.

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Numerator:
(Loss)/Profit attributable to shareholders	(550)	1,440

Denominator:
Weighted average number of ordinary shares used in computing net income per share (shares)*	23,750,000	23,750,000

*	The share data is presented on a retroactive basis to reflect the reorganization.

11.	ACCOUNTS RECEIVABLES, NET

Accounts receivable, and the allowance for credit losses consisted of the following:

	As of
	December 31,
	2023	2024
	US$'000	US$'000
Accounts receivables - third parties	1,140	5,124
Less: Allowance for credit losses	(26)	(272)
Accounts receivables - third parties, net	1,114	4,852

Accounts receivables - related parties	157	-
Less: Allowance for credit losses	(4)	-
Accounts receivables - related parties, net	153	-

Accounts receivable are past due when a counterparty has failed to make a payment when contractually due. Credit terms granted to customers vary from contract to contract. The credit period granted to customers is 30 to 45 days from payment certification date.

The Group recognized allowance for credit losses of US$30,000 and US$238,000, respectively, for the fiscal years ended December 31, 2023 and 2024.

Reconciliation of the allowance for credit losses of accounts receivable:

	2023	2024
	US$'000	US$'000
As of January 1	-	(30)
Allowance for credit loss on accounts receivables for the year	(30)	(238)
Exchange realignment	-	(4)
As of December 31	(30)	(272)

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	DEPOSITS, PREPAYMENT AND OTHER RECEIVABLES

Deposits, prepayment and other receivables consisted of the following:

	As of
	December 31,
	2023	2024
	US$'000	US$'000
Rental deposits	230	232
Utility and other deposits	80	125
Prepayment	619	824
Loan receivables (Note)	-	2,955
Other receivable	922	865
Less: Allowance for credit loss on other receivable	-	(347)
	1,851	4,654

Under current assets	1,621	4,422
Under non-current assets	230	232
	1,851	4,654

Note:	As December 31, 2024, loan receivables comprised:

(i)	loan of $0.3 million granted to a former director of a subsidiary. The loan was unsecured, bearing an interest of 0.5% per month and repayable on demand. Such director resigned as director of the subsidiary in June 2024 (see note 18 for details); and

(ii)	loan in the principal amount of $2.6 million due from a third party, which was unsecured, bearing an interest rate 5.25% per annum and repayable in December 2025.

Based on the Company’s assessment, an allowance of credit loss on the loan and accrued interest receivable from the said former director was made for the year ended December 31, 2024.

13.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Leasehold improvement	Plant and machineries	Fixture, furniture and equipment	Motor vehicles	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Cost
At January 1, 2023	300	1,658	79	1,708	3,745
Additions	405	87	138	14	644
Exchange realignment	5	1	1	-	7
At December 31, 2023 and January 1, 2024	710	1,746	218	1,722	4,396
Additions	54	106	181	-	341
Write off	-	(43)	-	-	(43)
Exchange realignment	5	11	4	10	30
At December 31, 2024	769	1,820	403	1,732	4,724

Accumulated depreciation
At January 1, 2023	34	109	7	117	267
Charged for the year	112	173	29	199	513
Exchange realignment	1	1	-	2	4
At December 31, 2023 and January 1, 2024	147	283	36	318	784
Charged for the year	158	186	65	199	608
Write off	-	(10)	-	-	(10)
Exchange realignment	3	4	2	5	14
At December 31, 2024	308	463	103	522	1,396

Net carrying amount
At December 31, 2023	563	1,463	182	1,404	3,612

At December 31, 2024	461	1,357	300	1,210	3,328

No impairment loss was recognized for property, plant and equipment for the fiscal years ended December 31, 2023 and 2024.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	LEASES

Operating leases

The Group leases a plant and certain warehouses from certain third parties. As the lease does not provide an implicit rate, the Group used an incremental borrowing rate based on the information available at the commencement  date in determining the present value of lease payments. The Group's lease agreement does not contain any material guarantees or restrictive covenants. The Group does not have any sublease activities. Operating leases result in the recognition of right-of-use (“ROU”) assets and lease liabilities on the balance sheet. ROU assets represent the Group’s right to use the leased asset for the lease term, and lease liabilities represent the obligation to make lease payments. The operating lease expenses were charged to cost of revenue.

Finance leases

The Group entered into certain finance lease agreements with the financial institutions in Hong Kong on the leased assets, mainly motor vehicles, which were used as security for borrowing purposes.

(a)	Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the years are as follows:

	Operating	Finance
	lease	lease
	US$'000	US$'000
As at January 1, 2023	3,650	-
Additions	686	230
Amortisation for the year	(808)	(15)
Exchange realignment	-	2
At December 31, 2023 and January 1, 2024	3,528	217
Additions	646	246
Derecognition	(648)	-
Amortisation for the year	(1,155)	(29)
Exchange realignment	3	7
At December 31, 2024	2,374	441

(b)	Lease liabilities

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Operating lease liabilities, current	946	896
Operating lease liabilities, non-current	2,712	1,633
	3,658	2,529

Finance lease liabilities, current	44	93
Finance lease liabilities, non-current	120	213
	164	306

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	LEASES (Cont.)

Finance leases (Cont.)

(c)	Other supplemental information

A summary of supplemental information related to the Group’s leases as of December 31, 2023 and 2024 was as follows:

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Operating lease
Cash paid for amounts included in the measurement of lease liabilities:
Operating cashflows used in operating lease – Lease expenses	921	1,287
Operating cashflows used in operating lease –Amortisation of right-of-use assets	808	1,155
Interest on lease liabilities under operating lease	176	166
Gain on derecognition of leases upon termination	-	11
Implicit interest rate	4.75%	4.75%

Finance lease
Cash paid for amounts included in the measurement of lease liabilities:
Financing cashflows used in finance lease – Lease expenses	76	123
Financing cashflows used in finance lease –Amortisation of right-of-use assets	15	29
Interest on lease liabilities under finance lease	-	16
Implicit interest rate	1.95%	2.19%

The maturity analysis of the annual undiscounted cash flows for the operating lease, as of December 31, 2023 and 2024 were as follows:

	As of
	December 31,
	2023	2024
	US$'000	US$'000
FY2024	1,099	-
FY2025	1,099	996
FY2026	1,020	926
FY2027	779	784
Total undiscounted lease payments	3,997	2,706
Less: imputed interest	(339)	(177)
Total lease liabilities	3,658	2,529

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

15.	ACCOUNTS PAYABLES

Accounts payables consisted of the following:

	As of
	December 31,
	2023	2024
	US$'000	US$'000
Third parties	79	112

16.	ACCRUAL AND OTHER PAYABLES

Accruals and other payables consisted of the following:

	As of
	December 31,
	2023	2024
	US$'000	US$'000
Salary payables	420	618
Accrued expenses	31	92
Other payables	-	536
	451	1,246

17.	OTHER BORROWINGS

	As of
	December 31,
	2023	2024
	US$'000	US$'000
Loan due to a third party	7,360	-

As at December 31, 2023, the loan due to a third party was secured, interest bearing of 6% per annum and repayable on demand. The other borrowings are secured by personal guarantee by the family members of a director of the subsidiary of the Group.

The loan was subsequently assigned to a shareholder of the Company under a deed of loan assignment entered in December 2024 and the loan repayment date was extended to December 2026 while the other terms of the loan remain the same. As at December 31, 2024, the loan is reclassified to loan from a shareholder in Note 18.

18.	RELATED PARTY TRANSACTIONS

The Group had the following transactions with related parties:

(A) Key management personnel remuneration

	For the Fiscal Year Ended
	December 31,
	2023	2024
	US$'000	US$'000
Key management personnel remuneration	86	128

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	RELATED PARTY TRANSACTIONS (Cont.)

(B) Related party transactions

		For the Fiscal Year Ended December 31,
		2023	2024
	Note	US$'000	US$'000
(I) Transaction with a former director of a subsidiary ("Director A")	(i)
Interest income from loan to a director of a subsidiary		20	-
Repayment from loan to a director of a subsidiary		8	-

(II) Transaction with companies controlled by a former director of a subsidiary ("Director B")	(ii)
Provision of subcontracting services		887	292
Rental income from leasing of machineries		967	208

(III) Transaction with a shareholder of the Company
Interest expenses on loan from a shareholder		-	(908)

Notes:

(i)	Director A resigned as director of a subsidiary in June 2024.

(ii)	Director B resigned as director of a subsidiary in June 2024.

(C) Outstanding balances with related parties

		For the Fiscal Year Ended
		December 31,
		2023	2024
	Notes	US$'000	US$'000
Accounts receivables due from companies controlled by Director B		153	-

Loans from a shareholder	(i)	-	(9,794)

Loan due from a former director of a subsidiary	(ii)	345	-

Amounts due to a former director of a subsidiary	(iii)	(484)	-

Notes:

(i)	On December 31, 2024, all interest payable of $1.4 million accrued from the loans granted by a shareholder till December 31, 2024 was capitalized as additional paid-in capital. As a result, as at December 31, 2024, there were two loans due from the shareholder, (i) one of which had a principal amount of $6.8 million and was unsecured and interest bearing of 6% per annum, (ii) the other loan of which had a principal amount of $2.9 million and was unsecured and interest bearing of 5.375% per annum. Both loans are repayable in December 2026.

BEND NOVATECH GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	RELATED PARTY TRANSACTIONS (Cont.)

(C) Outstanding balances with related parties (Cont.)

Notes: (Cont.)

(ii)	The loan due from a former director of a subsidiary represented a loan granted to Director A. The loan was unsecured, interest bearing of 0.5% per month and repayable on demand. Director A resigned as director of the subsidiary in June 2024.

(iii)	Amounts due to a former director of a subsidiary represented amount due to Director B, which was unsecured, interest free and repayable on demand. Director B resigned as director of the subsidiary in June 2024.

19.	COMMITMENTS AND CONTINGENCIES

Commitment

As at Group had no significant commitment outstanding as at December 31, 2024.

Contingencies

The Group, in the ordinary course of its business, is involved in various claims, suits, investigations and legal proceedings that arise from time to time. Although the Group does not expect that the outcome in any of these legal proceedings, individually or collectively, will have a material adverse effect on its financial position or results of operations, litigation is inherently unpredictable. Therefore, the Group could be subject to judgements or enter into settlements of claims that could adversely affect its operating results or cash flows in a particular period.

20.	SEGMENT INFORMATION

Reportable Segments

The Company operates as a single reportable segment, which is consistent with how the CODM, allocates resources and assesses performance. The Company's operations are centralized and integrated, with financial results reviewed and managed on a consolidated basis. Accordingly, the management has determined that the Company has one reportable segment under ASC Topic 280, Segment Reporting.

Measure of Segment Profit or Loss

The CODM reviews financial information on a consolidated basis, using Net Income as the primary measure of segment performance to monitor budget versus actual results and decide where to allocate and invest additional resources to achieve continued growth. Net Income is defined as revenue less cost of revenue and operating expenses, and other segment items (including interest income, interest expense and other income), and income taxes.

Significant Segment Expense Categories Provided to the CODM

The CODM regularly receives and reviews the following expense categories, which are included in the segment's measure of profit or loss:

	For the Fiscal Years Ended December 31
($’000)	2023	2024
Revenue – third parties	$4,317	12,668
Revenue – related parties	1,854	500
Cost of revenue	(5,659)	(9,567)

Administration expenses
- Staff salary and benefits	(303)	(555)
- Office expenses	(142)	(268)
- Depreciation	(141)	(223)
- Legal and professional fee	(37)	(35)
- Insurance	(27)	(104)
- Written off of equipment	-	(33)
- Allowance for credit loss on other receivables	-	(343)
- Others	(20)	(32)

Other segment expense	(392)	(512)

Income tax expenses	-	(56)

(Net loss)/Net income	$(550)	1,440

21.	SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (i) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (ii) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date of this report, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose.

Until [      ], 2025 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

[*] Ordinary Shares

Bend NovaTech Group Limited

Prospectus dated [●], 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles, which will become effective upon or before completion of this offering, provided that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing secretary, or any of our officers in respect of any matter identified in above on condition that the secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit [*] to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit [*] to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration ($)
Ordinary Shares
1 issued to Star Equity	April 17, 2025	1	0.0001
12,999,999 issued to Star Equity	April 17, 2025	12,999,999	12,999.9999
8,621,500 issued to Star Equity	June 10, 2025	8,621,500	862.15
535,350 issued to Daily Charm Inc.	June 10, 2025	535,350	53.535
534,275 issued to Miracle Worldwide Investment Limited	June 10, 2025	534,275	53.4275
532,125 issued to Max Premier Limited	June 10, 2025	532,125	53.2125
526,750 issued to Jumbo Harbour Group Limited	June 10, 2025	562,750	52,675

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Association of Bend NovaTech Group Limited
3.2*	Amended and Restated Memorandum and Articles of Association of Bend NovaTech Group Limited
4.1*	Specimen Certificate for Ordinary Shares
5.1*	Opinion of Conyers Dill & Pearman regarding the legality of the Ordinary Shares being registered
8.1*	Opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8.2*	Opinion of Haldanes regarding certain Hong Kong tax matters (included in Exhibit 99.2)
10.1†*	Form of Indemnification Agreement between the Registrant and its directors and executive officers
10.2†*	Form of Independent Director Agreement between the Registrant and its independent directors
10.3†*	Form of Employment Agreement between the Registrant and its executive officers
21.1*	List of Subsidiaries
23.1*	Consent of AssentSure PAC
23.2*	Consent of Conyers Dill & Pearman
23.3*	Consent of Haldanes (included in Exhibit 99.2)
24.1*	Power of Attorney
99.1*	Code of Ethics of the registrant
99.2*	Opinion of Haldanes regarding certain Hong Kong law matters
99.3*	Audit Committee Charter
99.4*	Compensation Committee Charter
99.5*	Nominating and Corporate Governance Committee Charter
99.6*	Consent of Independent Director [ ]
99.7*	Consent of Independent Director [ ]
99.8*	Consent of Independent Director [ ]
107*	Filing Fee Table

†	Executive Compensation Plan or Agreement

*	To be filed by amendment

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hong Kong, People’s Republic of China, on [*], 2025.

Bend NovaTech Group Limited

By:	/s/
Ching Yi Li
Executive Director and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Executive Director and Chief Executive Officer
Name: Ching Yi Li

/s/	Executive Director and Chief Financial Officer
Name: Wai Yan Chan

/s/
Name:

/s/
Name:

/s/
Name:

/s/
Name:

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of America of the Company, has signed this registration statement or amendment thereto in New York, NY on [*], 2025.

By:	/s/
Name:
Title: